SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RE/
3-1-05

# FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


05045999

For the month of March, 2005


RECD S.E.C.
MAR 2 - 2005
1080

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) √

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No √

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Document #: 1458566 v.1

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

March 2, 2005

By: /s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer

Document #: 1464328 v.1

Serono Annual Report 2004


serono
RAPTIVA
GONAL f
saizen
Rebif

# Chief Executive Officer's review

## "We had excellent growth in 2004 and made significant investments for our future"

Ernesto Bertarelli Chief Executive Officer

Record total revenues of $2.5 billion

Product sales up 17.2% to $2.2 billion

Strong cash flow and total financial assets of $1.8 billion

### Our performance

In 2004, we again substantially increased total revenues and product sales, resulting in new records of $2.5 billion and $2.2 billion, respectively, with strong performance in both existing and new therapeutic areas. Double-digit product sales growth was driven by the lead product in each of our therapeutic areas: Rebif® up 33.1%, Gonal-f® up 8.7% and Saizen® up 20.2%. Net income increased by 26.7% to $494.2 million.

### Neurology

In 2004, total neurology sales increased by 32.1% to $1,123.0 million, driven by Rebif®. I am delighted to report that Rebif® achieved blockbuster status with sales exceeding $1 billion in 2004.

Rebif® showed an excellent performance in the US. Its US market share grew to 16.4% in total prescriptions and 18.6% in new prescriptions by the end of 2004. Outside the US, Rebif® maintained market leadership, with 35.5% market share in terms of sales.

A wealth of strong clinical data supports Rebif®'s leadership position, including the PRISMS trial with eight years of follow up, as well as the EVIDENCE head-to-head trial comparing Rebif® to Avonex®. Patients with relapsing-remitting multiple sclerosis (RRMS) who had been on placebo for two years and then switched to Rebif® for two years in the PRISMS study showed substantial clinical benefits with a 54% relative reduction in relapse rate. This was presented in October at the 20th congress of the European Committee for Treatment and Research In Multiple Sclerosis (ECTRIMS) meeting in Vienna, Austria. This prospective crossover analysis of the PRISMS data reaffirmed the already proven strong efficacy of Rebif® in patients with the relapsing stage of MS. There was a highly statistically significant relative reduction in the mean number of brain lesions of 67%. In addition, 76% of patients treated with Rebif® 44 mcg remained free of disease progression.



Net income up 26.7% to $494.2 million

Rebif® achieves blockbuster status with sales of $1.1 billion

The PRISMS study also demonstrated significant improvements in the three key efficacy measures of MS: reduced frequency of relapses, reduction in MRI lesion area and activity, as well as delayed disability progression. Rebif® is the only disease-modifying drug with proven efficacy on all three measures of the disease.

Serono is committed to supporting people with MS. MSLifeLines™ is a program available in the US for people with MS and their families, and offers education, information and support provided by MS certified nurses and reimbursement specialists. MSLifelines™ also helps connect people with MS to the more than 70 patient ambassadors to share their experiences. Outside the US, call centers and nurse support programs are available. We are also engaged in supporting healthcare providers through continuous medical education efforts.

The MS market is forecast to grow to between $5 billion and $6 billion by 2006, up from $3.6 billion in 2003. We believe Rebif® is on track to achieve global market leadership by 2006: its long-term efficacy – particularly its proven ability to substantially delay disability – will lead to continued market share gains.

In 2004, we launched the new Rebif® autoinjector Rebiject II™, with the thinnest (29-gauge) needle in a ready-to-use pre-filled syringe for the treatment of MS. Rebiject II™ makes self-injection more convenient and more comfortable. In December, the FDA approved our new Titration Pack, simplifying initiation of therapy for new patients.

Serono also markets Novantrone® in the US for those patients who progress from the relapsing stage of MS to secondary progressive.

Serono has a long-term commitment to find novel therapies that could lead to a new treatment paradigm for MS. Previous Phase 2 and Phase 3 clinical trials have demonstrated the positive effect of low dose injectable cladribine in MS patients. Mylinax® is an oral formulation of cladribine that we have developed in collaboration with IVAX. We are initiating a Phase 3 study for Mylinax®, potentially the first orally available treatment for MS. We believe Mylinax® will offer a very important treatment option for people with MS.


Rebif

## Rebif® achieves blockbuster status

With sales of $1.1 billion, Rebif® is the fastest growing treatment in the US and is the market leader outside of the US.



## Helping people help themselves

Launched in 2004, fertility.com and fertilitylifelines.com help couples to understand and evaluate their difficulty in conceiving, and to educate themselves about fertility treatment options.

## Fully recombinant portfolio

With the recent FDA approval of Luveris® for concomitant use with Gonal-f® in the treatment of infertility, we now have a fully recombinant portfolio in the US. The Gonal-f® pre-filled pen – the first and only ready-to-use multi-dose pen for FSH administration – was launched in Europe, Australia and the US in 2004.

### Reproductive health

As the world leader in reproductive health, Serono is the only company with a full portfolio of fertility products for the main stages of the reproductive cycle, including the most prescribed gonadotropin in the world: Gonal-f®. We are the only company to offer the three recombinant fertility hormones.

Our unique portfolio of state-of-the-art fertility products, which includes Gonal-f®, Ovidrel®, Luveris®, Cetrotide® and Crinone®, grew by 8.5% to $645.6 million, or 3.4% in local currencies. In 2004 sales of Gonal-f® grew by 8.7% (3.6% in local currencies) to $572.7 million, driven by the launch of the Gonal-f® pre-filled pen. Excluding Germany, which was significantly impacted by the implementation of healthcare reforms affecting reimbursement levels, Gonal-f® worldwide sales grew strongly by 17.5% (12.3% in local currencies).

The Gonal-f® pen was launched in 2004 in 16 countries – Australia, most of Europe and the United States – as the first and only pre-filled and ready-to-use multi-dose pen for FSH (follicle stimulating hormone) administration. It is specifically designed for the treatment of infertility allowing patients easy and accurate delivery of a precise daily dose of recombinant human FSH.

In October the FDA approved Luveris®, the recombinant human form of the naturally occurring luteinizing hormone for women who have a severe deficiency of FSH and LH. Also, a new liquid form of Ovidrel® was launched in Europe and grew by 43.3%.

We believe recombinant products offer significant advantages over urinary products. In 2004, phase out of urine-derived products was completed globally except in Japan where Gonal-f® approval is expected in 2005.

To further support couples with fertility health concerns, the comprehensive fertility.com and fertilitylifelines.com websites were developed and launched in 2004. Serono is also sponsoring the Assisted Conception Taskforce (ACT), a group of healthcare professionals and patient representatives from around the world. ACT's overall objective is to empower couples that are having difficulty conceiving and their healthcare providers through education and support. ACT also aims to launch an awareness campaign to address public misunderstanding about assisted conception.

Our goal is to continue to strengthen our leadership position in this therapeutic area. We have the opportunity to grow the fertility market by increasing patient awareness of the disease and the availability of treatment, so that more patients receive effective treatment and achieve the dream of their lives, to have a baby.



## Growing the next generation

Protein evolution company Nautilus Biotech and Serono are working together to develop the next generation of human growth hormone, with improved biological, pharmacological and clinical profiles to allow less frequent injections of this therapeutic protein that is currently administered daily.

### Growth and metabolism

Serono's commitment to innovation in this therapeutic area has given rise to indications for our growth hormone products: growth disorders in children; growth hormone deficiency in adults; AIDS wasting; and short bowel syndrome. We are the only company in the growth hormone market to offer a family of customer-focused injection devices. Serono excels in developing such devices to help patients administer their treatment. A next generation e-device is in development, with launch planned in 2005.

Saizen® and its cool.click™ and one.click™ delivery devices are backed by comprehensive patient and practitioner education, product support and a commitment to ongoing research on treating growth disorders. We have developed a worldwide customer service program that includes a patient registry and provides a means for long-term monitoring of pediatric patients being treated with Saizen®. Connections for Growth®, our exclusive patient support program in the US, helps families through the insurance reimbursement process and provides product support as they get started on therapy. We are currently working on a new website that will have interactive presentations to educate teenagers about pediatric growth hormone deficiency.

Saizen® sales increased by 20.2% to $182.1 million in 2004. The favorable market acceptance of Saizen® and its family of delivery devices continues to make it a popular choice with both prescribers and patients.

Serostim®, the only growth hormone therapy approved by the FDA for the treatment of AIDS wasting, achieved sales of $86.8 million in 2004. Serostim® is the only therapy that has been clinically proven to significantly increase lean body mass and improve physical endurance in people suffering from HIV-associated wasting. We also focus on patient and physician education, as reimbursement factors weigh heavily on access to the treatment. During 2004 we started a Phase 3 clinical trial in HIV-associated Adipose Redistribution Syndrome (HARS). HARS is characterized by an abnormal pattern of adipose tissue distribution, as well as metabolic complications, for which there is currently no approved treatment.

In 2004 we launched Zorbtive™, a recombinant human growth hormone for the treatment of short bowel syndrome (SBS). SBS is a rare and potentially life-threatening condition that impairs the ability of the small intestine to absorb the nutrition a person needs from food. Short bowel syndrome can occur after surgical removal of part of the intestine, due to trauma or because the intestine is diseased.

There are an estimated 10,000-20,000 people in the US who are receiving intravenous parenteral nutrition for SBS who could potentially benefit from Zorbtive™ treatment. Zorbtive™ was granted seven-year orphan drug exclusivity by the US Food and Drug Administration for use in patients suffering from SBS.

During the year we also filed for two new growth hormone indications: in Europe, for the treatment of small for gestational age children; and in the US, for the treatment of adult growth hormone deficiency. The latter has already received approval in the US.

In November, we announced an agreement with protein evolution company Nautilus Biotech to work together to develop the next generation of improved human growth hormone. This would allow less frequent injections.



## Dermatology – a new therapeutic area

Our portfolio now includes dermatology with the launch of Raptiva®, the first biological treatment for moderate-to-severe chronic plaque psoriasis to be authorized for marketing in the EU.

Dermatology
2004 saw our expansion into a fourth therapeutic area, broadening our portfolio to include dermatology.

In late September, Raptiva® was approved by the European Commission for the treatment of patients with moderate-to-severe chronic plaque psoriasis in whom other systemic treatments or phototherapy have not worked or are inappropriate. Raptiva® was the first biological treatment for psoriasis to be authorized for marketing in the 25 countries of the European Union. Raptiva® is also approved in several other countries, including Switzerland, Australia, Argentina, Mexico and Brazil.

Psoriasis is a chronic disease which affects one in every 50 people. About 25 percent of patients suffer from a moderate-to-severe form of the disease, which is often life-ruining. Raptiva® is a biological drug with a unique mechanism of action that is specifically targeted at psoriasis. It offers responding patients safe, efficacious, long-term control of their disease with an excellent safety profile – and improved quality of life.

The roll out of Raptiva® will continue throughout 2005. It is our vision to make Raptiva® the leading therapy for moderate-to-severe psoriasis and to further strengthen our position by launching onercept. On the basis of very promising Phase 2 results, we launched our Phase 3 program for onercept in the second half of the year.

Oncology
We are committed to the development of novel targeted therapeutics for cancer. In 2004 Serono entered into important collaboration and license agreements, which further demonstrate our commitment to expanding our portfolio of innovative clinical-stage projects that address significant, unmet medical needs.

In December, Serono and Micromet signed an exclusive collaboration and license agreement for the development and commercialization of a fully human monoclonal antibody adecatumumab. The product is currently being tested in two multicenter, Phase 2 clinical trials for the treatment of prostate and metastatic breast cancer. Ep-CAM, the target antigen for adecatumumab, is overexpressed on most epthelial cancers, suggesting that it may have therapeutic potential in the treatment of a broad range of cancers.

Also in December, Serono entered a worldwide collaboration with CancerVax for the development and commercialization of Canvaxin™, a specific, active immunotherapy product being developed for the treatment of advanced-stage malignant melanoma, a deadly form of skin cancer. Canvaxin™ is currently being evaluated in two international, multicenter, Phase 3 clinical trials for the treatment of Stage III and Stage IV melanoma.

The dermatology presence that Serono has established through the recent launch of Raptiva® for the treatment of moderate-to-severe psoriasis will provide us with a significant operational asset on which to build for the commercialization of Canvaxin™.

With these substantial additions to our development pipeline, Serono is poised to enter into the oncology therapeutic area.



## Expanded ZymoGenetics collaboration

By combining ZymoGenetics' strong pipeline of therapeutic protein candidates with our research and development capabilities, we are well positioned to bring to patients further innovative treatments for medical conditions with significant unmet needs.

Further collaboration with ZymoGenetics
Modern drug discovery utilizes a large number of diverse technologies applied across complex biological systems. Along with our own internal research program, we have a very active portfolio of strategic collaborations.

In 2004, we were very pleased to expand our fruitful collaboration with ZymoGenetics, with whom we are already co-developing TACI-Ig, by forming a broad strategic R&D and commercialization alliance. By combining ZymoGenetics' collection of therapeutic protein candidates with our research and development capabilities, we are well positioned to bring to the market further innovative treatments for medical conditions with significant unmet needs. As part of the agreement, Serono has acquired exclusive worldwide rights to develop and commercialize products based on Fibroblast Growth Factor 18 and the Interleukin 22 Receptor. In addition, the companies will co-develop Interleukin 31.

Future strategies
Serono is aiming to consolidate its position as a global leader in biotechnology while improving the lives of patients by developing both proteins and small molecules that focus on specialized therapeutic areas associated with serious medical conditions.

TACI-Ig, a fusion protein based on the naturally occurring TACI receptor, has shown promise in many potential therapeutic applications, such as systematic lupus erythematosus, rheumatoid arthritis, multiple myeloma and B-cell malignancies.

In reproductive health, we will maintain and strengthen our leadership and expand the fertility market. Preterm labor remains a significant unmet need, and we have two projects in this area. A proof of concept study is planned for 2005 to evaluate the use of onercept in the treatment of endometriosis, another inadequately treated condition.

Research on osteopontin shows that it not only inhibits degradation of the myelin sheath that occurs in multiple sclerosis, but also promotes remyelination. Osteopontin has been shown to significantly improve motor and sensory functions following nerve damage in disease models and therefore has great potential in neurodegenerative diseases.

Our leadership achievements demonstrate our ability to successfully commercialize and bring products to market for the benefit of patients. We continue our research in new therapeutic areas, including oncology and autoimmune and inflammatory diseases.

In recent months, we have been comparing the genetic profiles of patients with autoimmune diseases, then comparing these with normal controls in an effort to identify new therapeutic proteins or targets for inhibition by monoclonal antibodies or small molecules.

During 2004 we have made significant strides in advancing our late-stage development projects and now have six Phase 3 clinical programs ongoing.

Serono has achieved outstanding results once again in 2004. We continue to work on leading-edge treatments that will dramatically improve the quality of people's lives.

## Extending into oncology

We are committed to the development of novel targeted therapeutics for cancer. In 2004 Serono entered into important collaboration and license agreements with Micromet and CancerVax, expanding our portfolio of innovative clinical-stage projects in this critical therapeutic area.



# Our highest priority R&D projects

## Today...



### Major marketed products

- Gonal-f®
- Ovitrelle®/Ovidrel®
- Luveris®
- Cetrotide®
- Crinone®

- Rebif®
- Novantrone®

- Saizen®
- Serostim®
- Zorbtive™

- Raptiva®

## & tomorrow

### Reproductive health

- **Prostanoid FP receptor antagonist** in pre-term labor
- **Oxytocin receptor antagonist** in pre-term labor
- **Onercept (r-TBP-1)** in endometriosis
- **Anastrozole** in ovulation induction and improvement of follicular development
- **Gonal-f®** (Japan)

### Neurology

- **Osteopontin** remyelinating agent
- **MMP-12 inhibitor** in multiple sclerosis
- **JNK inhibitor** in multiple sclerosis
- **Mylinax® (oral cladribine)** in multiple sclerosis
- **Rebif® vs Copaxone®** in multiple sclerosis*

### Metabolism

- **PTP 1b inhibitor** in diabetes and obesity
- **Serostim®** in HARS/lipodystrophy
- **Saizen®** in small for gestational age babies

### Dermatology

- **Onercept (r-TBP-1)** in psoriasis
- **Raptiva® (efalizumab)** in psoriasis (additional countries)

### Autoimmune/inflammatory diseases

- **Kappaproct** in inflammatory diseases
- **Tadekinig-alfa (r-IL-18bp)** in autoimmune diseases
- **TACI-Ig** in rheumatoid arthritis
- **TACI-Ig** in systemic lupus erythematosus
- **r-Interferon beta** in chronic hepatitis C in Asian patients

### Oncology

- **TACI-Ig** in relapsed/refractory B-cell malignancies
- **TACI-Ig** in multiple myeloma
- **Adecatumumab** in prostate cancer
- **Adecatumumab** in metastatic breast cancer
- **Canvaxin™** in stage III and IV melanoma

Key:
HARS HIV-associated adipose redistribution syndrome
JNK Jun kinase
MMP Matrix metalloprotease
PTP 1b Protein tyrosine phosphatase 1b


Preclinical
Phase 1
Phase 2
Phase 3
In registration

r-IL-18 Recombinant interleukin-18
r-TBP-1 Recombinant tumor necrosis factor binding protein
TACI-Ig Transmembrane activator and CAML-interactor and immunoglobulin conjugate
* post registration Phase 4 head-to-head study



# Delivering world-class products

We continue to develop and deliver leading treatments, through in-house resources and collaborations, coupled with world-class manufacturing capabilities.



# Product highlights of the year

Raptiva® was the first biological treatment for moderate-to-severe chronic plaque psoriasis to be authorized for marketing in the 25 countries of the European Union. Raptiva® was also approved in a number of other countries, including Switzerland, Australia, Argentina, Mexico and Brazil.

## Raptiva® gets approval





## Zorbtive™ launched in the US

The FDA granted seven-year orphan drug exclusivity to Zorbtive™ – the first medical treatment for short bowel syndrome.

## Pre-filled pen injector approved

The Gonal-f® pre-filled pen now has both FDA and EU approval. Launched in Europe, Australia and the US in 2004, the Gonal-f® pre-filled pen is the only ready-to-use multi-dose pen for human follicle-stimulating hormone administration.


GONAL-f
300

## Luveris® approved by the FDA

Now also available in the US, Luveris® is the first and only approved recombinant human form of luteinizing hormone, a naturally occurring fertility hormone.



# Rebif® - excellent clinical data

Patients with relapsing-remitting multiple sclerosis who were on placebo and then treated with Rebif® in the PRISMS study showed substantial clinical benefits with a 54% relative reduction in relapse rate. These results were presented in October at the 20th congress of the European Committee for Treatment and Research In Multiple Sclerosis (ECTRIMS) meeting in Vienna, Austria.



# First oral MS therapy

A Phase 3 clinical trial is being initiated for Mylinax®, targeted to become the first orally effective therapy for multiple sclerosis (MS). An oral treatment would be a major paradigm shift for people with MS.

# Rebiject II™ launched worldwide

The Rebiject II™ autoinjector delivery device is now available for MS patients on Rebif® therapy and has the thinnest needle in a ready-to-use pre-filled syringe for the treatment of MS. The new Rebiject II™ makes self-injection more convenient and more comfortable: it is the only pre-filled syringe with a 29-gauge needle in the MS market.



# Partnering to make possibilities a reality

At Serono, we believe in the culture of the possible. We work together with physicians, nurses, patients and their caregivers to deliver life-changing products and technologies.



**Maria Lopez-Bresnahan**
Serono Neurology, Program Director
Rockland, Massachusetts

It is very exciting to be involved in the development of an oral treatment for MS. Mylinax® is potentially an absolute breakthrough for this disease.



**Dr. Stuart Cook**
University of Medicine and Dentistry of New Jersey
Newark, New Jersey

There is a real need for effective oral therapies for the treatment of MS. The collaboration between biopharmaceutical companies and university hospitals is a vital aspect for clinical development of promising treatments.



**Laurie Ridener**
Serono Gastroenterology, Senior Manager
Rockland, Massachusetts

The team worked many, many long hours to gain FDA approval for Zorbtive™, often until the wee hours of the morning. Receiving a letter from an actual Zorbtive™ patient, describing how delighted she is about regaining the joy and pleasures of life, makes it all worthwhile.



**Bev Burk**
Treated with Zorbtive™
St Louis, Missouri

My work requires that I travel for weeks at a time. I used to have to pack several boxes of fluids to take for each week that I was away. With Zorbtive™, I need only a few bags. It is so much easier now to live, to go, to be a normal human being again.

Disclaimer: Treatment can vary from patient to patient. Statements from individuals relate to their individual case history and do not constitute claims about Gonal-f®, Mylinax®, Raptiva® or Zorbtive™ treatment.



**Rajesh Gupta**
Serono Dermatology, Global Marketing Manager
Geneva, Switzerland

Serono's collaboration with psoriasis patient associations and their members gives us a better understanding of patients' needs, fears and desires beyond treatment. Creating the Patient Manifesto was both challenging and rewarding. Working together, we articulated a vision for better care and call for action on behalf of people with psoriasis.



**Michéle Corvest**
President of EUROPSO, Psoriasis Association of France
Vannes, France

We appreciate the fact that our voices were heard by the dermatology team at Serono. The Patient Manifesto will surely help to improve the quality of life for people with psoriasis worldwide.



**Susan Herbert**
Serono Reproductive Health, Head of Global Product Development,
Geneva, Switzerland

We focus on making a real difference for couples undergoing fertility treatment, as well as the nurses and physicians who assist them. Daily injections were a very complex and stressful aspect of fertility treatment. We developed the Gonal-f® pre-filled pen in order to simplify the process and minimize that stress.



**Arild and May Irene Løseth**
Treated with Gonal-f®
Røros, Norway

We were diagnosed as having inexplicable or "idiopathic" infertility. After the first in-vitro fertilization failed, our doctor prescribed the new Gonal-f® pre-filled pen. You see I'm really afraid of needles. But with the ready-to-use pen, I could relax, confident that I had injected precisely the right dose. Now we are expecting our first child in June.

**We are committed to the principles of ethical science, good business practices, responsible corporate citizenship and environmental sustainability.**

# performing responsibly









# Corporate social responsibility

# Caring for our planet



Since 2001, Serono has been a member of the United Nations Global Compact and fully supports its Principles relating to the protection of the Environment and the upholding of Labor Standards and Human Rights. In addition to our strong commitment to improving our performance in these areas, we are particularly proud to contribute significantly to human and social well-being through the development of new remedial solutions for pathologies that elude adequate treatment.

In this report, we present our environmental and social performance results during the year 2004. Additional information and specific details pertaining to our corporate governance, environmental management, social and stakeholder issues, as well as business ethics, can be found on five thematic fact sheets available in the corporate social responsibility (CSR) section of our website at www.serono.com.

## Environmental performance

Biotechnology is often perceived as a high impact industry sector that is associated with the pharmaceutical or chemical industry. It is also generally viewed as controversial due to some biotechnology being linked to genetic engineering for crop and livestock enhancement, as well as cloning. These general representations are misleading, as they do not take into account the extremely diverse nature of biotechnology.

The biotechnology that we conduct at Serono does not involve the manufacturing of genetically modified organisms for sale or release into the environment. It does not make use of or generate hazardous chemicals, heavy metals, carcinogenic substances or so-called persistent organic pollutants such as dioxins, pesticides or PCBs. It is carried out in aqueous phase and, therefore, does not cause emissions of atmospheric pollutants or ozone-depleting substances. The proteins, hormones and other molecules that we produce are naturally occurring substances in living organisms. While genetic modifications are applied to the cells and microorganisms that synthesize these molecules, so that they are obtained in required concentrations and purity, such cells and microorganisms are completely deactivated through heat processes. Our research operations are regularly inspected by biological safety regulatory authorities and use Class 1 microorganisms that present no health or environmental hazard according to internationally recognized standards.

Hence, as a biotechnology company that specializes in the production of medicines and hormones from recombinant DNA technology, Serono's limited effects on the environment currently concern water consumption and energy use for both heating and transportation (freight and personnel).

We have made outstanding progress in reducing our overall environmental impact in 2004, through the continued reduction of our waste and emissions, as well as improvement in water and energy efficiency. We are also developing an approach that will enable us to further assess our environmental risk areas and priorities for action, and take our environmental management systems to the level of excellence and leadership that we strive for in all of our business operations.



Key indicators in 2004 compared to previous year:

- Total chemical waste down 71.7% (down 75.8% relative to product sales)
- Volatile organic compounds emissions down 53.9%
- Total non-chemical waste down 7.3% (down 20.9% relative to product sales)
- Total carbon dioxide emissions down 15.9% (down 28.3% relative to product sales)
- Energy efficiency up 13.8% normalized to product sales
- Water consumption efficiency up 14.3% normalized to product sales
- The total waste/effluent recycled and treated was 58.8% of the total waste generated in 2004, up from 44.5% in 2003.

Results overview

Overall, the year 2004 has been marked on the environmental front by continued and steady improvements in energy and water efficiency, as well as significant reductions in chemical waste at Serono's manufacturing and R&D sites. Technology changes in manufacturing processes have had a positive impact on waste production, and heating fuel shifts have contributed to a lowering of Serono's energy-related carbon dioxide emissions.

Despite the company's growth in sales volume (total product sales up 17.2% in 2004 compared to 2003), energy consumption remained stable, an increase of 0.15%. The production of chemical waste has been considerably reduced over the last two years – from 1,113.8 to 127.3 tons, down 88.6% – due to the discontinuation of a urinary product technology in manufacturing processes. The production of non-chemical waste decreased by 7.3%. Total carbon dioxide ($CO_2$) emissions due to gas and fuel consumption decreased by approximately 15.9%, equivalent to net carbon efficiency gains of 28.3%. Water consumption increased slightly overall (2.8%), but decreased 14.3% when normalized to product sales.

Very few of Serono's manufacturing processes make use of chemical solvents, as they are carried out essentially in aqueous phase (i.e. water-based). Therefore, the potential production of air pollutants such as volatile organic compounds (VOCs) is not significant compared to levels typically observed in the chemical industry. Data collected on VOCs from the three main sites where organic solvents are in use essentially in the form of ethanol for disinfecting and cleaning purposes – show that emissions levels dropped from 115 tons in 2003 to 53 tons in 2004.

## Consumption and emission trends

| Year | Energy consumption (GJoule) | Water consumption ($10^3m^3$) | Chemical waste (Tons) | Non-chemical waste (Tons) | $CO_2$ emissions (Tons) |
|---|---|---|---|---|---|
| 2000 | 494,918 | 850.4 | 1,785.0 | – | – |
| 2001 | 526,811 | 842.1 | 1,475.1 | – | – |
| 2002 | 539,731 | 838.2 | 1,113.8 | 943.1 | 14,542.0 |
| 2003 | 630,784 | 773.4 | 449.3 | 1,593.5 | 17,474.4 |
| 2004 | 631,704 | 794.9 | 127.3 | 1,477.1 | 14,689.1 |
| 2003-2004 (% change) | 0.15% | 2.8% | (71.7%) | (7.3%) | (15.9%) |

Note: Data for the period 2000-2002 was collected from 12 sites while data in 2003 and 2004 covers 13 sites.

## Normalized to product sales

| Year | Energy consumption (GJoule/US$) | Water consumption ($m^3$/US$) | Chemical waste (Tons/US$) | Non-chemical waste (Tons/US$) | $CO_2$ emissions (Tons/US$) | Total product sales (US$million) |
|---|---|---|---|---|---|---|
| 2000 | 431.5 | 0.74 | 1.556 | – | – | 1,147.0 |
| 2001 | 421.7 | 0.67 | 1.181 | – | – | 1,249.4 |
| 2002 | 379.3 | 0.59 | 0.783 | 0.663 | 10.22 | 1,423.1 |
| 2003 | 339.5 | 0.42 | 0.242 | 0.858 | 9.40 | 1,858.0 |
| 2004 | 292.8 | 0.36 | 0.058 | 0.678 | 6.74 | 2,177.9 |
| 2003-2004 (% change) | (13.8%) | (14.3%) | (75.8%) | (20.9%) | (28.3%) | 17.2% |

## Data source, metrics and details

Environmental performance data is collected annually at all Serono manufacturing and R&D sites (13 sites with a total of 2,145 employees). The administrative headquarters office building (605 employees) was not surveyed, although waste recycling and other environmentally sound measures are in place. The remaining sites are comprised of sales units worldwide.

## Water

Water is the primary medium used by Serono in its research and manufacturing operations. Our total water consumption increased by 2.8% in 2004 due to the recent installation of large-scale bioreactors related to a production capacity increase at a manufacturing site. Despite this overall increase, our water consumption, normalized to product sales, is on a downward trend (0.36 $m^3$/US$ in 2004, from 0.42 $m^3$/US$ in 2003).

Lifecycle analysis study of carbon dioxide emissions at the main manufacturing site in Switzerland, 2004
(1,000 metric tons/year)


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1 Raw materials production
2 Water
3 Production of energy
4 Transportation
5 Serono biotech center site
6 Waste disposal
7 Building construction
Electricity
Air travel
Company cars
Raw materials transportation
Employee commuting
Gas for heating and utilities
Other

## Energy and carbon dioxide emissions

Serono's energy sources are composed of: electricity, 52%; gas, 42% and other fuels, 6%. While total energy consumption remained broadly stable between 2003 and 2004 (increase of 0.15%), energy efficiency – as measured relative to product sales – increased by 13.8%. Non-transport carbon dioxide emissions decreased in 2004 by 15.9% as a result of a switch in the heating fuel mix at one of the manufacturing plants.

Results of a lifecycle analysis study performed in 2004 at the main manufacturing site in Switzerland show that electricity consumption accounts for the largest share of carbon dioxide emissions (see illustration). Consumption of natural gas and transportation, in particular commuting, are the next most significant sources of $CO_2$ emissions. These results assume that electricity generation is based on a typical European mix of energy sources. A Swiss electricity mix would yield a different profile, as electricity generation in Switzerland is almost entirely based on non-fossil fuel sources (hydro and nuclear). In that case, the comparative share of transportation as a source of $CO_2$ emissions would increase.

## Waste

The total waste monitored at Serono's manufacturing and R&D sites falls into two categories:

- Non-chemical waste, including recyclables such as paper, plastics, glass, aluminum, old equipment, biological material and incinerated waste
- Chemical waste, including solvents, chemicals and effluents

The marked decrease in the production of waste in 2004 was almost entirely due to the continued drop in chemical waste production that was initiated in 2002, thanks to technology improvements and changes in manufacturing. The quantity of chemical waste was 127.3 tons in 2004, down 71.7% from 449.3 tons in 2003. Non-chemical waste decreased slightly to 1,447.1 tons in 2004, a 7.3% drop compared to 2003 values.

Recycling of waste and treatment of effluents continued to improve in 2004. Close to 60% of the total waste generated in 2004 was recycled or processed through treatment facilities in 2004, compared to 44.5% the previous year.

Waste recycling and treatment indicators

| Year | Total waste (Tons) | Total waste recycled (Tons) | Total waste treated (Tons) | % Waste recycled and treated | Waste (Tons per capita) | Total recycled and treated (Tons) |
|---|---|---|---|---|---|---|
| 2003 | 2,042.8 | 448.0 | 460.6 | 44.5% | 0.96 | 908.6 |
| 2004 | 1,604.4 | 479.2 | 464.6 | 58.8% | 0.75 | 943.8 |
| 2003-2004 (% change) | (21.5%) | 7.0% | 0.9% | (32.3%) | (22.3%) | 3.9% |

## Volatile organic compounds

The observed reduction in VOCs emissions levels, from 115 tons in 2003 to 53 tons in 2004, is due to the closing of a manufacturing plant in 2004. Other Serono sites only use VOCs in laboratory quantities. They are unlikely, therefore, to change the overall assessment of the company as an extremely minor VOC emitter.

## Further development of Serono's environmental management systems

Serono launched a study in 2004 to evaluate its environmental performance and risks. We adopted an approach that combines a lifecycle assessment (LCA) and a company-specific analysis of environmental risk and damage frequency, focusing initially on one manufacturing site.

The LCA approach allows the assessment of environmental impacts along the entire value chain, from suppliers to end users. Lifecycle impacts are related to the consumption of resources (materials, water and energy) and processes such as transportation of goods, commuting and business travel, infrastructure and waste disposal.

Based on the conclusions of the study, a process was initiated to optimize our environmental management system integrating existing health and safety procedures. A pre-audit was successfully carried out at two of our manufacturing sites at the end of 2004. The process will continue during the course of 2005. Expected benefits include improved management tools, cost savings, better environmental risk management and enhanced data collection, as well as positive effects on the company's relations with stakeholders.




serono

Serono's worldwide research center and headquarters

Serono's global research center and group headquarters currently under construction in Geneva, Switzerland, includes energy conservation and management concerns as core elements of its design.

The center will be located within walking distance from the railway station and linked to a commuter train stop. Thermally treated and tiled glass panels will constitute the façade's envelope, serving as both a thermal insulation and an integral part of the building's decentralized temperature regulation system. Additional heating and cooling capacity will rely on thermal energy extracted from Lake Geneva's water, which will be pumped from a depth of 35 meters where the water temperature is stable. Compared to traditional heating and cooling techniques, this system will make possible savings of the order of 60% in carbon dioxide emissions.

Half of the building's energy needs will be met by pumping of lake water and another 20% by hydroelectric power, making the building 70% reliant on renewable energies. Operating costs of the cooling system will be reduced by 50% compared to conventional technologies.

The Canton of Geneva is considering applying this technology and utilizing this installation for other buildings in the same area.

## Social performance



We live in a society that increasingly expects business to adopt and demonstrate socially responsible attitudes and practices. We are well aware of such concerns, and are committed to continuing improvement of our performance in matters related to social, community, and human rights issues, including how we measure and assess such performance.

Objectives of the employee policy

Serono's employee policy is dedicated to creating a working environment that attracts and nurtures the best talents from all cultures and enables them to excel, grow and innovate. This policy is geared towards:

- Implementing fair and competitive employee compensation and benefits programs
- Implementing recognition programs designed to reward excellence in contribution and performance
- Developing a safe, healthy and productive workplace
- Ensuring employees' well-being and responding to their needs
- Encouraging mutual respect, diversity and teamwork
- Providing equal opportunities in the recruitment, development and promotion of employees
- Promoting active participation and interest in the company's sustainable growth

The impact and effectiveness of various aspects of our employee policy are monitored and assessed through external benchmarks and regular employee surveys.

Job creation and stability

During the year 2004, Serono has created 340 new jobs worldwide, or a 7% growth compared to 2003 figures, with the greatest increase being observed in our European operations (see table below). Staff turnover was 8%.

The proportion of the workforce on temporary vs. full-time contracts has remained the same in 2004 as in previous years.

Net employment creation

| | Switzerland | US | EU | Total |
|---|---|---|---|---|
| 2003-2004 (% change) | 0% | 8% | 12% | 7% |

Workforce breakdown by region

| | | |
|---|---|---|
| 1 Switzerland | 1,475 | 30.0% |
| 2 US | 721 | 14.7% |
| 3 EU | 1,792 | 36.6% |
| 4 Other OECD | 353 | 7.2% |
| 5 Rest of world | 561 | 11.5% |
| Total | 4,902 | 100% |


1
2
3
4
5

Workforce diversity

Our employees represent 75 nationalities worldwide and 54 nationalities at company headquarters. This diversity contributes to the dynamism, flexibility and creativity of our company.

Serono employs slightly more women than men overall. The proportion of women to men in managerial positions is 18%.

Non-discrimination and harassment policy

Serono is committed to promoting and maintaining a work environment that is free from harassment. Our corporate policy on harassment and discrimination, adopted in October 2002, states that no discrimination on the basis of race, gender, color, national origin, ancestry, religion, physical or mental disability, sexual orientation, age or any other reason related to the personal sphere is tolerated by the company.

Procedures for complaint or third-party mediation are in place under the responsibility of the human resources (HR) department, and all reported incidents are investigated formally with the maximum level of confidentiality. Employees can choose to file a complaint with their HR department, a mediation office, a third party or local public authorities.

Occupational health and safety (OHS) and security policy

Serono's OHS policy aims to ensure a safe and healthy working environment for employees and focuses on the prevention of accidents, occupational diseases, exposure to hazardous or toxic substances, explosions and fires. In previous years, Serono's Swiss operations registered less than half the annual national average of 76 accidents per 1,000 workers.

Each R&D, manufacturing and administrative site director is responsible for the establishment and implementation of the OHS policy. All newly hired personnel are given introductory training, and employee representatives are involved in OHS systems through a security and safety committee at each site. Reviews of OHS policy compliance take place every second year.

The security committees ensure that adequate measures are taken to protect employees, assets and proprietary information from hazards, and that potential threats and risks are adequately identified and addressed. Emergency procedures in case of incident or crisis are defined in a corporate security policy.

Labor standards and employee benefits

Most Serono employees work in countries or regions (Switzerland, US, EU, OECD) where labor standards such as maternity leave, pension funds, and health and professional accident insurance are in place. Specific schemes vary from country to country, depending on legal provisions. Serono strictly complies with local legislation and practice in such matters.

Relations between employees and management, as well as employee representation, are issues that are dealt with and regulated differently in Europe and in the United States. Labor councils, enterprise delegates and other legal workers' consultation mechanisms are in place in the European countries in which Serono operates.

Serono has developed an Employee Share Purchase Plan, under which all employees, where legally possible, have an opportunity to allocate a portion of their salary to buy the company's shares at favorable terms. Shares can be sold immediately after their purchase. Employees who leave their shares in the plan for a full year are eligible to receiving free matching shares from the company.

Part time employees enjoy the same benefits as full time staff in terms of wages rate and social benefits. Temporary staff recruited through external agencies receive social benefits through the latter. Non-financial benefits to Serono's employees include facilitated access to sports and other recreational activities that are beneficial to the health and well-being of its employees.

Performance appraisal of employees

The remuneration of all employees is based on level of responsibility, competence and performance. Appraisals are conducted at least once a year on the basis of objectives that are set annually for activities and career development plans. The appraisal system is supervised by compensation committees at board level as well as the level of the executive management board in each affiliate.

Bribery and corruption

Serono does not tolerate bribery and corruption by its employees and applies appropriate sanctions when cases are reported. We support the 10th Principle of the UN Global Compact on corruption, which was adopted in June, 2004, and are currently in the process of assessing the modalities of implementation at the corporate level.

Training and development

The training and continuous learning needs of employees, managers and executives are nurtured and supported in the framework of Serono's "Pillars of Excellence" program. Well-defined competency areas – namely effective leadership, management and business knowledge, interpersonal skills, cognitive skills, energy and drive – offer learning opportunities to assist and foster career progression and individual development. The training is delivered through facilitated workshops, personalized coaching sessions, individual or team assignments and recommended reading.



Customer health and safety

Serono's research, preclinical testing, clinical trials, facilities, manufacturing, labeling, pricing and sales and marketing are subject to extensive regulation by numerous governmental authorities, including authorities in the European Union and Switzerland, as well as governmental authorities in the US, such as the Food and Drug Administration (FDA). R&D activities are subject to laws regulating such things as laboratory practices and the use and disposal of potentially hazardous materials including radioactive compounds and infectious disease agents.

Our clinical safety policy, which applies to all Serono medical products and devices available for use under prescription, aims to ensure the highest level of protection to patients treated with our drugs, as well as individuals receiving our medical products and/or devices. This objective is pursued within the context of a highly regulated environment under Clinical Safety and Pharmacovigilance Standards and Regulations, as well as Good Manufacturing Practices and Good Clinical Practices. The policy also applies to products undergoing clinical trial or post-marketing assessment, whether conducted by Serono, a local operating company, a contract research organization or a licensee.

Serono provides information on the safety of its medical products and devices in the form of patient leaflets, summary of product characteristics, product labels, scientific publications and periodic reports. Our labeling committee approves and monitors the labeling process, while the safety and ethics committee ensures proper monitoring and reporting of product safety.

An internal procedure provides for the comprehensive collection, documentation and processing of any safety information brought to the attention of any of Serono's employees, both during drug development and use of products. This includes information originating from healthcare professionals, patients, regulatory authorities or scientific literature. All clinical safety data gathered from clinical trials and post-marketing sources is regularly reviewed and analyzed by a multifunctional team. Independent physicians and scientists with a high degree of scientific and ethical integrity perform risk assessments.



## Supply chain

As part of our procurement policy, Serono is currently developing a series of criteria and guidelines to ensure that our suppliers comply with core environmental and social quality standards All Serono's suppliers are audited according to strict health and safety regulations in the company's area of activity.

## Community engagement and sponsorship

Serono takes its role of good corporate citizen seriously. We are committed to innovation, educational and sustainability improvements in the communities in which we operate. Our sponsorship policy aims at promoting projects that generate community goodwill and offers opportunities for employees' participation. It focuses as a priority on charitable and socio-cultural projects, environmental management, academic awards, corporate congresses and exhibitions.

The Serono Foundation for the Advancement of Medical Science (www.serono-foundation.org) was established in 1996 mainly to support educational activities in basic and clinical science. From the start, the emphasis has been on helping promising young scientists and medical doctors by awarding two-year, post-doctoral fellowships, based on a peer-reviewed selection of the recipients. The aim is to facilitate initial career paths, as this is typically a critical period. These fellowships give experience and facilitate integration into professional life while creating lasting relationships between Serono and the scientific and medical communities, which are beneficial for all in the long term.

In response to the earthquake and tsunamis that struck South Asia at the end of 2004, Serono is supporting community rebuilding and healthcare facilities in the affected regions.

## Animal research

Animal testing is required under toxicity regulation in the development of cures, therapies and treatments for debilitating and devastating diseases.

Serono is committed to ensuring that animal research is performed only when no equally predictive alternative methods are accepted by the regulatory bodies, and when it is absolutely necessary to aid research. All of our testing for new cures and treatments is covered by stringent regulations and inspections.

We continue to strive to make our cell biology more predictive and to reduce the use of animals in our research of new medicines.

## R&D on diseases in developing countries

Serono products are developed for the treatment of conditions that are mainly known in the developed world (such as reproductive health and MS). Only a small percentage of Serono's products are distributed in developing countries.

However, we are currently collaborating with the World Health Organization on an innovative training program in which scientists and clinicians from non-Western countries will be trained on the science of drug discovery. The goal is to empower them to continue to work on diseases in the developing world. Serono routinely sends useful scientific and immunological reagents to a wide variety of laboratories in developing countries as a way of sharing knowledge on the molecular basis of some infectious diseases.

# our financial results

Serono is fully integrated, well diversified and highly profitable.



# Contents

# Five-year financial overview

| US$m unless indicated otherwise | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Product sales | **2,177.9** | **1,858.0** | **1,423.1** | **1,249.4** | **1,147.0** |
| Change in % relative to preceding year | 17.2 | 30.6 | 13.9 | 8.9 | 8.8 |
| Total revenues | **2,458.1** | **2,018.6** | **1,537.8** | **1,376.5** | **1,239.7** |
| Change in % relative to preceding year | 21.8 | 31.3 | 11.7 | 11.0 | 9.5 |
| Gross profit | **1,873.8** | **1,578.4** | **1,199.4** | **1,036.2** | **917.1** |
| Gross margin in % | 86.0 | 85.0 | 84.3 | 82.9 | 80.0 |
| Research and development | **594.8** | **467.8** | **358.1** | **308.6** | **263.2** |
| As a % of total revenues | 24.2 | 23.2 | 23.3 | 22.4 | 21.2 |
| Depreciation and amortization | **145.2** | **135.6** | **100.6** | **98.9** | **86.3** |
| As a % of total revenues | 5.9 | 6.7 | 6.5 | 7.2 | 7.0 |
| Personnel costs | **597.7** | **504.7** | **430.8** | **357.2** | **315.2** |
| As a % of total revenues | 24.3 | 25.0 | 28.0 | 26.0 | 25.4 |
| Operating income | **524.1** | **434.9** | **349.6** | **337.7** | **321.7** |
| Change in % relative to preceding year | 20.5 | 24.4 | 3.5 | 4.9 | 45.1 |
| Operating margin in % | 21.3 | 21.5 | 22.7 | 24.5 | 26.0 |
| As a % of average shareholders' equity | 19.7 | 16.3 | 14.9 | 16.0 | 22.7 |
| Net income | **494.2** | **390.0** | **320.8** | **316.7** | **301.0** |
| Change in % relative to preceding year | 26.7 | 21.6 | 1.3 | 5.2 | 64.2 |
| Net margin in % | 20.1 | 19.3 | 20.9 | 23.0 | 24.3 |
| Net cash flow from operating activities | **471.7** | **542.9** | **532.0** | **405.0** | **255.4** |
| Change in % relative to preceding year | (13.1) | 2.0 | 31.4 | 58.8 | (7.0) |
| As a % of operating income | 90.0 | 124.8 | 152.2 | 119.9 | 79.4 |
| As a % of total revenues | 19.2 | 26.9 | 34.6 | 29.4 | 20.6 |
| Tangible fixed assets additions | **151.5** | **185.0** | **125.3** | **97.1** | **67.1** |
| Change in % relative to preceding year | (18.1) | 47.7 | 29.0 | 44.8 | 1.0 |
| As a % of total revenues | 6.2 | 9.2 | 8.1 | 7.1 | 5.4 |
| Working capital | **1,183.9** | **1,543.9** | **1,139.8** | **1,527.4** | **1,505.5** |
| Change in % relative to preceding year | (23.3) | 35.5 | (25.4) | 1.4 | 271.1 |
| Current ratio | 2.4:1 | 3.1:1 | 2.7:1 | 3.9:1 | 3.8:1 |
| Capital employed | **1,147.1** | **927.5** | **877.8** | **698.4** | **827.1** |
| Change in % relative to preceding year | 23.7 | 5.7 | 25.7 | (15.6) | 7.5 |
| Return on capital employed in % | 45.7 | 46.9 | 39.8 | 48.3 | 38.9 |
| Net financial assets | **1,164.0** | **1,907.2** | **1,615.9** | **1,453.8** | **1,143.3** |
| Change in % relative to preceding year | (39.0) | 18.0 | 11.2 | 27.2 | 2,516.6 |
| Total assets | **4,404.3** | **4,571.6** | **3,484.3** | **3,018.8** | **2,794.8** |
| Change in % relative to preceding year | (3.7) | 31.2 | 15.4 | 8.0 | 75.6 |
| Shareholders' equity | **2,447.9** | **2,880.2** | **2,461.2** | **2,218.9** | **2,006.4** |
| Return on equity in % | 18.5 | 14.6 | 13.7 | 15.0 | 21.3 |
| Equity ratio in % | 55.7 | 63.0 | 70.6 | 73.5 | 71.8 |
| Debt/equity ratio | 0.28:1 | 0.20:1 | 0.05:1 | 0.09:1 | 0.15:1 |
| Average number of employees | **4,740** | **4,597** | **4,559** | **4,384** | **4,117** |
| Total revenue per employee in US dollars | 518,631 | 439,164 | 337,355 | 313,976 | 301,106 |

# Calculation of key ratios and definitions

## Total revenues and net margin


Total revenues (US$m)
Net margin (%)
24.3%
23.0%
20.9%
19.3%
20.1%
1,239.7
1,376.5
1,537.8
2,018.6
2,458.1
2000
2001
2002
2003
2004

## Operating income and net cash flow from operating activities


Operating income (US$m)
Net cash flow from operating activities (US$m)
255.4
405.0
532.0
542.9
471.7
321.7
357.7
349.6
524.1
2000
2001
2002
2003
2004

## Shareholders' equity and return on equity


Shareholders' equity (US$m)
Return on equity (%)
21.3%
15.0%
13.7%
14.6%
18.5%
2,006.4
2,218.9
2,461.2
2,880.2
2,447.9
2000
2001
2002
2003
2004

## Research and development


Research and development (US$m)
As a % of total revenues
21.2%
22.4%
23.3%
23.2%
24.2%
263.2
308.6
358.1
594.8
2000
2001
2002
2003
2004

## Human resources


Number of employees
Personnel costs as a % of total revenues
25.4%
26.0%
28.0%
25.0%
24.3%
4,268
4,501
4,616
4,577
4,902
2000
2001
2002
2003
2004

**Gross profit** Product sales less cost of product sales

**Working capital** Total current assets less total current liabilities

**Capital employed** Non-interest bearing current and fixed assets less non interest-bearing current and long-term liabilities and non-interest bearing provisions

**Net financial assets** Cash and cash equivalents and short-term and long-term financial assets adjusted for investments in non-group companies less short-term and long-term financial debts

**Net cash flow from operating activities** Income before taxes and minority interests adjusted for depreciation and amortization, financial income and expense, loss on available-for sale investments and working capital changes.

**Gross margin** Gross profit as a percentage of product sales

**Operating margin** Operating income as a percentage of total revenues

**Net margin** Net income as a percentage of total revenues

**Current ratio** Total current assets in relation to total current liabilities

**Return on capital employed** Operating income after restructuring as a percentage of the closing balance of the capital employed

**Return on equity** Net income for the year as a percentage of average shareholders' equity

**Equity ratio** Shareholders' equity as a percentage of total assets

**Debt/equity ratio** Bank advances, short-term and long-term financial debts including convertible bond in relation to shareholders' equity

# Sales of top 10 products

| Product | 2004 US$m | 2004 % of total | 2003 US$m | 2003 % of total | Change in US$m | Change in % US$ | Change in % local currencies | Therapeutic area |
|---|---|---|---|---|---|---|---|---|
| Rebif® | **1,090.6** | **50.1** | 819.4 | 44.1 | **271.2** | **33.1** | **25.4** | Neurology |
| Gonal-f® | **572.7** | **26.3** | 526.9 | 28.4 | **45.8** | **8.7** | **3.6** | Reproductive health |
| Saizen® | **182.1** | **8.4** | 151.5 | 8.2 | **30.6** | **20.2** | **13.6** | Growth and metabolism |
| Serostim® | **86.8** | **4.0** | 88.8 | 4.8 | **(2.0)** | **(2.2)** | **(2.3)** | Growth and metabolism |
| Novantrone® | **83.9** | **3.9** | 77.1 | 4.1 | **6.8** | **8.8** | **8.8** | Neurology and Other |
| Cetrotide® | **24.8** | **1.1** | 24.8 | 1.3 | **0.0** | **(0.2)** | **(5.4)** | Reproductive health |
| Crinone® | **19.8** | **0.9** | 20.8 | 1.1 | **(1.0)** | **(4.6)** | **(7.8)** | Reproductive health |
| Ovidrel® | **17.7** | **0.8** | 12.3 | 0.7 | **5.4** | **43.3** | **35.8** | Reproductive health |
| Metrodin HP® | **15.9** | **0.7** | 24.8 | 1.3 | **(8.9)** | **(36.0)** | **(39.2)** | Reproductive health |
| Stilamin® | **15.8** | **0.7** | 15.3 | 0.8 | **0.5** | **3.6** | **1.8** | Other |
| Other products | **67.8** | **3.1** | 96.3 | 5.2 | **(28.5)** | **(29.6)** | **(35.2)** | |
| Total product sales | **2,177.9** | **100.0** | 1,858.0 | 100.0 | **319.9** | **17.2** | **11.5** | |

## Rebif® sales
(US$m)


Rebif 44 mcg x3


254.2
379.6
548.8
819.4
1,090.6
2000
2001
2002
2003
2004

## Gonal-f® sales
(US$m)


GONAL-f
FOLLITROPIN ALFA


365.9
410.5
450.4
526.9
572.7
2000
2001
2002
2003
2004

## Saizen® sales
(US$m)


saizen


90.0
107.3
124.0
151.5
182.1
2000
2001
2002
2003
2004

## Serostim® sales
(US$m)


Serostim


137.1
125.3
95.1
88.8
86.8
2000
2001
2002
2003
2004

# Summary of quarterly financial data for 2004 and 2003

| US$m unless indicated otherwise | Q1[1] | Q2[1] | Q3[1] | Q4[1] | 2004 | Q1[1] | Q2[1] | Q3[1] | Q4[1] | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Revenues | | | | | | | | | | |
| Product sales | 516.7 | 538.6 | 518.1 | 604.5 | **2,177.9** | 407.8 | 467.4 | 463.5 | 519.3 | 1,858.0 |
| Royalty and license income | 40.4 | 49.0 | 115.5 | 75.2 | **280.1** | 34.6 | 41.0 | 39.2 | 45.8 | 160.6 |
| Total revenues | **557.1** | **587.6** | **633.6** | **679.7** | **2,458.1** | **442.4** | **508.4** | **502.7** | **565.1** | **2,018.6** |
| Operating expenses | | | | | | | | | | |
| Cost of product sales | 75.7 | 72.2 | 83.2 | 73.0 | **304.1** | 62.6 | 70.8 | 65.8 | 80.4 | 279.6 |
| Selling, general and administrative | 184.2 | 193.0 | 196.4 | 234.3 | **807.9** | 140.9 | 158.1 | 158.9 | 178.9 | 636.8 |
| Research and development | 126.2 | 123.2 | 124.2 | 221.3 | **594.8** | 127.9 | 108.5 | 107.1 | 124.3 | 467.8 |
| Other operating expense, net | 54.9 | 53.7 | 52.2 | 66.3 | **227.1** | 45.8 | 51.0 | 53.6 | 49.1 | 199.5 |
| Total operating expenses | 441.0 | 442.1 | 456.0 | 594.9 | **1,933.9** | 377.2 | 388.4 | 385.4 | 432.7 | 1,583.7 |
| Operating income | **116.1** | **145.5** | **177.6** | **84.8** | **524.1** | **65.2** | **120.0** | **117.3** | **132.4** | **434.9** |
| Financial income, net | 9.0 | 15.3 | 18.2 | 20.7 | **63.3** | 6.7 | 12.8 | 9.4 | 15.2 | 44.0 |
| Other expense, net | 0.0 | 0.1 | (0.7) | 0.0 | **(0.6)** | 0.2 | (3.9) | 0.1 | (16.2) | (19.7) |
| Total non-operating income, net | 9.0 | 15.4 | 17.5 | 20.7 | **62.7** | 6.9 | 8.9 | 9.5 | (1.0) | 24.3 |
| Income before taxes and minority interests | **125.1** | **160.9** | **195.1** | **105.5** | **586.8** | **72.1** | **128.9** | **126.8** | **131.4** | **459.2** |
| Taxes | 20.0 | 25.7 | 31.2 | 14.0 | **90.9** | 11.5 | 20.6 | 17.0 | 19.7 | 68.9 |
| Income before minority interests | **105.1** | **135.2** | **163.9** | **91.5** | **495.8** | **60.6** | **108.3** | **109.8** | **111.7** | **390.3** |
| Minority interests | (1.0) | (0.6) | 1.4 | 1.8 | **1.7** | 0.4 | 0.6 | (0.7) | 0.1 | 0.3 |
| Net income | **106.1** | **135.8** | **162.5** | **89.7** | **494.2** | **60.2** | **107.7** | **110.5** | **111.6** | **390.0** |

**Basic earnings per share (in US dollar)**

| | Q1[1] | Q2[1] | Q3[1] | Q4[1] | 2004 | Q1[1] | Q2[1] | Q3[1] | Q4[1] | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Bearer shares | 6.73 | 8.75 | 10.76 | 6.10 | **32.35** | 3.80 | 6.81 | 6.98 | 7.05 | 24.63 |
| Registered shares | 2.69 | 3.50 | 4.31 | 2.44 | **12.94** | 1.52 | 2.72 | 2.79 | 2.82 | 9.85 |
| American depositary shares | 0.17 | 0.22 | 0.27 | 0.15 | **0.81** | 0.09 | 0.17 | 0.17 | 0.18 | 0.62 |

**Diluted earnings per share (in US dollar)**

| | Q1[1] | Q2[1] | Q3[1] | Q4[1] | 2004 | Q1[1] | Q2[1] | Q3[1] | Q4[1] | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Bearer shares | 6.71 | 8.71 | 10.67 | 6.09 | **32.29** | 3.79 | 6.80 | 6.96 | 7.04 | 24.59 |
| Registered shares | 2.69 | 3.49 | 4.27 | 2.44 | **12.92** | 1.52 | 2.72 | 2.78 | 2.81 | 9.84 |
| American depositary shares | 0.17 | 0.22 | 0.27 | 0.15 | **0.81** | 0.09 | 0.17 | 0.17 | 0.18 | 0.61 |

**Sales by therapeutic area**

| | Q1[1] | Q2[1] | Q3[1] | Q4[1] | 2004 | Q1[1] | Q2[1] | Q3[1] | Q4[1] | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Neurology | 265.5 | 266.2 | 271.8 | 319.1 | **1,123.0** | 180.4 | 205.4 | 222.2 | 242.2 | 850.2 |
| Reproductive health | 170.2 | 180.8 | 159.4 | 181.9 | **692.3** | 160.6 | 183.4 | 157.9 | 191.0 | 692.9 |
| Growth and metabolism | 62.2 | 65.8 | 65.4 | 76.4 | **269.7** | 53.0 | 62.2 | 59.9 | 65.1 | 240.2 |
| Dermatology | 0.1 | 0.2 | 1.0 | 3.7 | **4.9** | - | - | - | - | - |
| Others | 18.7 | 25.6 | 20.5 | 23.4 | **88.0** | 13.8 | 16.4 | 23.5 | 21.0 | 74.7 |
| Total product sales | 516.7 | 538.6 | 518.1 | 604.5 | **2,177.9** | 407.8 | 467.4 | 463.5 | 519.3 | 1,858.0 |

1 Unaudited

# Operating and financial review and prospects

**You should read the following operating and financial review and prospects in conjunction with the consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this Annual Report. We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), which differ in significant respects from United States Generally Accepted Accounting Principles (US GAAP). You can find a reconciliation of the significant differences between IFRS and US GAAP in note 35 to our consolidated financial statements.**

## Overview

We are a global biotechnology leader with 4,902 employees, worldwide revenues of $2,458.1 million and a net income of $494.2 million in the year 2004. We have eight biotechnology products on the market and a strong pipeline with approximately 30 ongoing development projects, based both on proteins and small molecules.

We use human genetic information to discover, develop and manufacture therapeutic products for the treatment of human diseases. We currently focus on the specialized markets of neurology, reproductive health, growth and metabolism, and dermatology, our newest therapeutic area.

We are committed to bringing hope to people suffering from multiple sclerosis ("MS"). Rebif® is a treatment for relapsing MS. Several studies support the concept of maximal benefit with higher and more frequent doses of beta-interferon. Rebif® 44 mcg, three times per week, has been shown to achieve maximum treatment effect in terms of disease progression and reducing the frequency and severity of relapses.

Serono is the world leader in the treatment of infertility. Our vision is to develop and market innovative products to help infertile couples at every stage of the reproductive cycle, from follicular development to early pregnancy, in making their dream of having a child come true. We are the only company that uses recombinant technology to produce all three gonadotropin hormones for treatment of infertility and, with a complete portfolio of highly effective fertility drugs that cover every aspect of the reproductive cycle, we offer clinicians the ability to tailor treatment to individual patient needs.

Our goal is to improve and maintain the quality of life of people with metabolic disorders. To meet this goal, we were one of the first to make recombinant growth hormone available for the treatment of Growth Hormone Deficiency in children and adults (Saizen®) and for the treatment of patients suffering from AIDS Wasting (Serostim®). We continue our commitment to patients with these disorders through these treatments delivered by easy-to-use devices.

We have a global presence with operations in more than 40 countries, production facilities in four countries and sales in over 90 countries. We have spent 24.2% of total revenues on research and development in 2004. We have integrated operations that allow us to manufacture and market the products we derive from our research and development efforts. Our global sales and marketing infrastructure has made us a global partner of choice in the biotechnology industry.

## Critical accounting policies and estimates

Our operating and financial review and prospects are based upon our consolidated financial statements, which we prepared in accordance with IFRS. We have provided in note 35 of the consolidated financial statements a reconciliation of net income and shareholders' equity from IFRS to US GAAP. The preparation of financial statements in conformity with IFRS and the reconciliation under US GAAP require us to make estimates and assumptions that affect the amounts we report in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to reserves for fiscal and legal claims, sales returns, inventory obsolescence, bad debt reserves and the assessment of impairment of intangible assets and available-for-sale investments, income taxes, pensions and retirement benefit plans. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates that we use in the preparation of our consolidated financial statements.

### Revenue recognition

We recognize revenue from product sales when there is evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. Allowances are established for estimated uncollectible amounts, product returns and discounts. We adjust the estimates for returns periodically based upon historical rates of returns, inventory shipment history, estimated levels of product in the distribution channel, and other related factors. While we believe that we can make reliable estimates for these matters, nevertheless unsold products in the distribution channels can be exposed to rapid changes in market conditions or obsolescence due to new competitive environments, product updates or competing products. Accordingly, it is possible that these estimates will change in the near future or that the actual amounts could vary significantly from our estimates.

### Assessment of returns

Provisions for sales returns are based on actual historical returns as we feel that this is the best means to estimate future returns of products sold in the current period. The amount of returns we receive varies by region and is dependent upon the return policy within a given country. We perform periodic quantitative analysis by product for each reserve category to assess whether the current assumptions used to calculate the sales return provisions are valid. We calculate a 12-month rolling return rate based on actual product returns. We then apply this rate against all future outstanding products that could be subject to expiration. The result is the reserve needed for future returns. The reserves that are generated based on the historical rate of actual returns are compared to a qualitative analysis of sales reserves to ensure that the amount of the reserves recorded in our financial statements reflect all of the facts and circumstances that could potentially impact the amount of future returns that we will receive. The qualitative factors that are incorporated into our sales return analysis would include the potential impact on future product returns, for example, of the introduction of a competing product or changes in reimbursement practices.

**Assessment of inventory levels in the distribution channel**
Our distribution channel includes wholesaler distributors, pharmacies, hospitals and other medical facilities that distribute and/or administer our products. In the US market for example, which accounts for 35.1% of our total product sales, we receive monthly inventory reports from the wholesalers we sell to summarizing by product the amount of inventory held at the end the month. Inventory levels maintained at the wholesalers in the US are approximately 30 days of sales. In Europe, our single largest region, representing 41.1% of our total product sales, we generally maintain inventory levels of less than 30 days. We assess inventory levels maintained in the Europe region based on a comparison of sale volumes to wholesalers against their reported sales to pharmacies, hospitals and other medical facilities.

Throughout all of our regions, wholesalers typically sell to pharmacies, hospitals and other medical facilities. Therefore, there is an additional level of inventory in our distribution channel. However, given the relatively high inventory value of our products and the fact that wholesalers can deliver our products to a healthcare facility on the same day, pharmacies, hospitals and other medical facilities are reluctant to carry significant amounts of our products. Thus we believe that the inventory held at the wholesaler represents the substantial part of the inventory held within the entire distribution channel at any given time.

**Assessment of the average age of inventory in the distribution channel**
At present time we do not have the ability to track the expiration date of inventory held in the distribution channel on a global basis. Movements in sales reserves during the past three years are summarized in the following table:

| | Product returns US$m | Discounts, chargebacks and rebates US$m | Total sales reserves US$m |
|---|---|---|---|
| Balance as of January 1, 2002 | **21.4** | **23.0** | **44.4** |
| Add: New reserves recorded in 2002 | 20.0 | 103.5 | **123.5** |
| Less: Reserves applied during 2002 | (20.5) | (94.1) | **(114.6)** |
| Balance as of December 31, 2002 | **20.9** | **32.4** | **53.3** |
| Add: New reserves recorded in 2003 | 31.1 | 153.7 | **184.8** |
| Less: Reserves applied during 2003 | (15.6) | (132.0) | **(147.6)** |
| Balance as of December 31, 2003 | **36.4** | **54.1** | **90.5** |
| Add: New reserves recorded in 2004 | 8.8 | 187.6 | **196.4** |
| Less: Reserves applied during 2004 | (15.3) | (187.7) | **(203.0)** |
| Balance as of December 31, 2004 | **29.9** | **54.0** | **83.9** |

Gross product sales recorded in 2004, 2003 and 2002 before sales reserves were $2,374.4 million, $2,042.8 million and $1,546.7 million, respectively. New reserves recorded in 2004, 2003, and 2002 as a percentage of gross product sales were 8.3%, 9.0%, and 8.0%, respectively. Reserves for product returns recorded in 2004 were lower when compared to 2003; this was the result of the application of lower product return rates in the US for sales of Rebif® and Novantrone®. The initial forecasted rates of return that were established upon the launch of these products in the first and fourth quarters of 2002 were estimated without the benefit of historical return data. Return rates for these products were reduced during 2004 based on the volume of actual returns received. In addition, product returns of existing Gonal-f® product related to the 2004 US launch of Gonal-f® fill-by-mass formulation and the Gonal-f® pre-filled pen were less than expected.

**Inventory provisions**
We write-down our inventory by an amount equal to the difference between the cost of inventory and the net realizable value of the inventory, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, we may need to take additional inventory write-downs.

**Bad debts**
We maintain allowances for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, we might need to make additional allowances.

**Impairment testing**
We evaluate the carrying value of our tangible and intangible assets for impairment on an annual basis, and also whenever indicators of impairment exist. If we determine that such indicators are present, we prepare a discounted future net cash flow projection for the asset ("value in use"). In preparing this projection, we must make a number of assumptions and estimates concerning such things as future sales performance of our various products and the rates of increase in operating expenses over the remaining useful life of the asset. If the calculation of value in use is in excess of the carrying value of the recorded asset, no impairment is recorded. In the event the carrying value of the asset exceeded the value in use, we would estimate the net selling price of the asset and, where appropriate, we would use the assistance of an external valuation expert. If the carrying value also exceeded the net selling price, we would take an impairment charge to bring the carrying value down to the higher of net selling price and value in use. The discount rate we use in the calculation represents our best estimate of the risk-adjusted pre-tax rate. Should the sales performance of one or more products be significantly below our estimates, we might have to take an impairment charge on certain tangible assets or intangible assets.

**Accounting for available-for-sale investments**
We hold available-for-sale investments at fair value and have elected to treat any unrealized gains and losses as increases or decreases in fair value reserves, which affect shareholders' equity. We have a policy in place to review each individual holding of available-for-sale investments at each balance sheet date to evaluate whether or not each investment is permanently impaired. Our policy includes reviewing all publicly available information provided by the company in which we have invested and analysts' reports for evidence of significant financial difficulty, recognition of impairment losses, possibility of bankruptcy, severe operational setbacks and other impairment indicators. If we believe that a permanent impairment has been incurred and the eventual recoverable amount will not exceed the original cost, it is our policy to recognize an impairment loss in the income statement.

**Deferred income taxes**

We account for deferred income taxes based upon differences between the financial reporting and income tax bases of our assets and liabilities. We record deferred tax assets only to the extent that it is probable that taxable profit will be available in the affiliate that has recognized the deferred tax assets, which is an assessment that is based on management judgment.

**Pensions**

Substantially all of our employees are covered by defined benefit, defined contribution, insured or state pension plans. The expense incurred under the defined benefit retirement plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities, expected returns that will be made on existing pension assets, future salary increases as well as future pension increases. Furthermore, our independent actuaries use statistical based assumptions covering future withdrawals of participants from the plan and estimates on life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could impact significantly the amount of pension income or expense recognized in future periods.

**Contingencies**

Several of our subsidiaries are parties to various legal proceedings including possible breach of contract, patent infringement cases and other matters. As a result, claims could be made against them which might not be covered by existing provisions or by insurance. There can be no assurance that there will not be an increase in the scope of these matters or that any future lawsuits, claims, proceedings or investigations will not be material. Management believes that during the next few years, the aggregate impact, beyond current reserves, of these and other legal matters affecting the company is reasonably likely to be material to the company's results of operations and cash flows, and may be material to its financial condition and liquidity.

**Recent accounting pronouncements**

You can find a discussion of recent accounting pronouncements related to IFRS and US GAAP applicable to our company in note 36 to our consolidated financial statements. In addition, you can find a discussion of the potential impact of some IFRS exposure drafts published by the International Accounting Standards Boards that could have a material impact on our results.

## Overview

We are active in the research, development, production and marketing of products that address our four current therapeutic areas of neurology, reproductive health, growth and metabolism and dermatology.

## Total revenues

**Product sales**

In 2004, five products accounted for 92.6% of our total product sales. Rebif®, our largest selling product accounted for 50.1% of our sales, is a recombinant interferon beta-1a that we sell for the treatment of multiple sclerosis. Gonal-f®, our second largest selling product accounted for 26.3% of our product sales, is a recombinant human follicle stimulating hormone that we sell for the treatment of infertility. Saizen® and Serostim® are different formulations of recombinant human growth hormone, and are our third and fourth largest selling products, respectively, and on a combined basis, accounted for 12.3% of our product sales. Saizen® is used in the treatment of growth retardation due to a variety of causes. Serostim® is used to treat AIDS Wasting. Novantrone®, for which we purchased the marketing rights to sell in the US market, is indicated for certain types of worsening MS and also for certain forms of cancer. Product sales of Novantrone® for the two separate indications are reported under our neurology therapeutic area and as other product sales, respectively and accounted for 3.9% of our total product sales. In addition to the main products highlighted above, we also sell a variety of other products.

**Royalty and license income**

We currently receive ongoing royalties under licensing agreements with Biogen Idec for its sales of Avonex®, Organon for its sales of Puregon®, Amgen for its sales of Enbrel® and Abbott Laboratories for its sales of Humira. Our revenues from these agreements increase or decrease in proportion to our licensees' sales of their products. We derive license income from licensing our intellectual property to third parties. In addition, we also receive non-recurring amounts through patent settlements with third parties.

## Operating expenses

Our operating expenses are composed of cost of product sales, selling, general and administrative expenses, research and development expenses, and other operating expenses.

**Cost of product sales**

Cost of product sales includes all costs we incur to manufacture the products we sell in a given year. Our largest components of cost of product sales are employee-related expenses, depreciation of manufacturing plant, property and equipment, materials and supplies, utilities and other manufacturing-related facility expenses. We also purchase directly from outside manufacturers finished products including Raptiva®, Crinone® and Cetrotide®, that we sell as part of in-licensing agreements that grant us exclusive rights to sell these products in specific territories. The payments that we make to our in-licensing partners are capitalized as intangible assets and amortized over the shorter of the term of the license and the period in which we expect to sell the in-licensed product. Amortization expense is reported under other operating expense.

**Selling, general and administrative**

Our selling, general and administrative expenses are composed of distribution, selling and marketing and general and administrative expenses:

**Distribution** In general, we sell our products to wholesale distributors or directly to hospitals, medical centers and pharmacies. Distribution expenses are primarily freight expenses, employee-related expenses and expenses incurred by third-party distributors in distributing our products.

**Selling and marketing** We maintained a marketing and sales force of 2,084 employees in 2004 to sell or manage the distribution of our products in almost 100 countries. Our selling and marketing expenditures consist primarily of employee-related expenses and costs associated with congresses, exhibitions and advertising as well as commissions paid to our two co-promotion partners: Pfizer, which co-promotes Rebif® in the US market, and OSI Pharmaceuticals, which co-promotes Novantrone® in the US as a treatment for certain forms of cancer.

Selling and marketing expense generally maintains a positive correlation with the volume of products that we sell. However, we may incur additional selling and marketing expense upon the introduction of a new product or when we introduce existing products into new markets, as we hire additional sales personnel to undertake product launches. For example, we received European Commission Marketing Authorization for Raptiva® (efalizumab) for the treatment of adult patients with moderate to severe chronic plaque psoriasis who failed to respond to, or who have a contraindication to, or are intolerant of other systemic therapies including cyclosporine, methotrexate and PUVA. Raptiva® is the first new biological treatment for psoriasis to be authorized for marketing in the European Union. Raptiva® was available in 15 countries including Germany and UK by the end of 2004 and will launch throughout the rest of the Serono territories during 2005. The cost of the launch of Raptiva® contributed to the increase in reported selling and marketing expense expressed as a percentage of product sales.

**General and administrative** We incur general and administrative expenses in maintaining our headquarters in Geneva and our operations in more than 40 countries. We centralize certain functions, such as finance, information technology, treasury, tax and legal, to the extent possible, to achieve economies of scale in operations.

**Research and development**

Research and development ("R&D") is one of our key functions, and we employed 1,387 R&D employees in 2004. We incur our primary R&D expenses in connection with the operation of the Serono Pharmaceutical Research Institute in Geneva, the Serono Reproductive Biology Institute in Boston, the Istituto di Ricerca Cesare Serono, which merged into the Industria Farmaceutica Serono, the Istituto di Ricerche Biomediche "Antoine Marxer" RBM in Italy, the Serono Genetics Institute in France, Bourn Hall in UK and our corporate R&D organization.

We also invest significantly in collaborations with other biotechnology companies that can require material up-front payments, future ongoing milestone payments, and eventually future royalty payments that are normally based on a percentage of sales we generate from a product that we have in-licensed. In most cases, up-front and milestone payments, payable under research and development agreements, are charged directly to research and development expense, unless there is significant evidence that all of the criteria for capitalization, as prescribed by IAS 38, "Intangible Assets", are met. Acquired projects which have achieved technical feasibility, usually signified by regulatory body approval, are capitalized, as it is probable that the costs will give rise to future economic benefits. During 2004, we incurred $83.7 million in collaborative payments that have been recognized as research and development expense, as they did not meet the criteria for capitalization.

On January 1, 2005, we will adopt IAS 38 (revised 2004), "Intangible Assets", which will have a material impact on the accounting for our collaborative arrangements. This standard recognizes that the price that we pay to acquire an intangible asset as part of an in-licensing agreement reflects expectations about the probability that the expected future economic benefits from the asset will flow to us. The effect of probability is reflected in the cost of the asset. The probability recognition criterion is always considered to be satisfied for separately acquired intangible assets. We expect that the adoption of this standard in 2005 will result in an increase in the amount of capitalized intangible assets. This revised standard is to be applied prospectively. Therefore, the accounting for the transactions made prior to January 1, 2005, will not be amended by this revised standard.

The adoption of IAS 38 (revised 2004), "Intangible Assets", in fiscal year 2005 will result in a significant difference between IFRS and US GAAP as intangible assets acquired as part of a separate transaction will continue to be expensed under US GAAP until the asset has achieved technical feasibility, which is usually signified by regulatory approval. The difference that will be included in our reconciliation from IFRS to US GAAP will be equal to the amount of payments that we make to acquire intangible assets that are part of separate transactions, that have been capitalized as intangible assets and that have not achieved technical feasibility at the time of the transaction. This difference will be deducted from our reported net income in accordance with IFRS to arrive at net income reported under US GAAP.

Had IAS 38 (revised 2004), "Intangible Assets", been effective on January 1, 2004, reported research and development expense for the year ended December 31, 2004, would have been lower by $83.7 million.

**Other operating expense**

Other operating expense includes royalty and license expense, amortization of intangibles and other long-term assets, litigations and legal costs, patent and trademark expenses, and equity compensation expenses related to our Employee Share Purchase Plan.

We incur the majority of our royalty and licensing expenses under agreements that we have with Amgen and Wyeth on sales of Novantrone®; Genentech on sales of Raptiva®; Yeda, the commercial arm of the Weizmann Institute in Israel, on royalties received from Biogen, Amgen and Abbott Laboratories and also on sales of Rebif®; Columbia University on sales of Gonal-f®; Roche on sales of Rebif®; and Berlex Laboratories, the US subsidiary of the Schering Group, on sales of Rebif®. Our expenses under these licenses vary with the royalties received and the sales of the applicable products.

On January 1, 2005, we will adopt IFRS 2, "Share-Based Payments", which will require us to expense the fair value of stock options granted to employees and directors. The application of this new standard requires that all stock options that were granted after November 7, 2002 and had not vested before January 1, 2005, must be expensed over their vesting period. Therefore, in 2005, being the first period that we will expense the fair value of stock options, we will adjust our 2004 reported results to reflect additional operating expense in the amount of $12.2 million before tax.

# Year ended December 31, 2004 compared to year ended December 31, 2003

The following compares our results in the year ended December 31, 2004 to those of the year ended December 31, 2003. Our analysis is presented as follows:

1. Overview
2. Product sales by therapeutic area
3. Product sales by region
4. Operating expenses to net income

## 1. Overview

Our total revenues increased by 21.8% to $2,458.1 million during 2004. Our total revenue growth in local currencies was approximately 16.1%, reflecting our strong underlying growth. Worldwide product sales were $2,177.9 million in 2004, representing an increase for the year of 17.2%. Product sales growth in local currencies was 11.5% in 2004. The total currency impact on reported product sales and total revenues was $100.1 million or 4.6% and $107.4 million or 4.4%, respectively.

Royalty and licensing income increased by 74.4% to $280.1 million for the year and was impacted by a new license agreement under a non-core technology that was granted during the year and for which we recognized $67.0 million in license income. The license fee is payable in equal annual installments over the next three years. However, the full amount of the license fee was recognized as royalty and license income in 2004 as no further performance obligation exists on our behalf.

Our royalty income increased by 19.8% to $188.7 million during the year and reflects our strong intellectual property rights. The increase was due to higher royalty income received from Abbott Laboratories on its sales of Humira; from Amgen on its sales of Enbrel® and from Biogen Idec on its sales of Avonex®.

Operating expenses increased by 22.1% to $1,933.9 million or 78.7% of total revenues. Our operating expenses were unfavorably impacted by the weakening of the US dollar against most major currencies and in particular the Swiss franc and Euro. The total estimated currency impact on reported operating expenses was $85.7 million or 4.4%. Our operating margin was 21.3% compared to 21.5% in 2003. Our operating margin, after removing the currency impact was 21.4%.

Net income increased by $104.2 million or 26.7% and represents 20.1% of total revenues. Our reported net income benefited from a net favorable currency impact of $17.2 million or 3.5%. Basic earnings per bearer share increased by 31.3% from $24.63 in 2003 to $32.35 in 2004.

Our outlook for 2005 includes sales growth of between 10% and 15%, total 2005 revenues of at least $2.6 billion and net income of between $520 million and $540 million all based on prevailing currency exchange rates.

## 2. Product sales by therapeutic area

The following tables summarize, for the periods indicated, our product sales by therapeutic area:

| | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2004 US$m | Change in % | 2003 US$m | Change in % | 2002 US$m |
| Neurology | | | | | |
| Rebif® | **1,090.6** | 33.1 | 819.3 | 49.3 | 548.8 |
| Novantrone® | **32.4** | 5.0 | 30.9 | 10,166.7 | 0.3 |
| Total neurology | **1,123.0** | **32.1** | **850.2** | **54.9** | **549.1** |
| Reproductive health | | | | | |
| Gonal-f® | **572.7** | 8.7 | 526.9 | 17.0 | 450.4 |
| Cetrotide® | **24.8** | (0.2) | 24.8 | 35.3 | 18.4 |
| Crinone® | **19.8** | (4.6) | 20.8 | 90.2 | 10.9 |
| Ovidrel® | **17.7** | 43.3 | 12.4 | 117.2 | 5.7 |
| Luveris® | **10.6** | 6.0 | 10.0 | 52.4 | 6.6 |
| Core infertility portfolio | **645.6** | 8.5 | 594.9 | 20.9 | 492.0 |
| Metrodin HP® | **15.9** | (36.0) | 24.8 | (50.6) | 50.1 |
| Pergonal® | **11.5** | (74.9) | 45.8 | (0.4) | 46.0 |
| Profasi® | **6.7** | (56.2) | 15.4 | (22.4) | 19.8 |
| Other products | **12.6** | 4.9 | 12.0 | (13.4) | 14.0 |
| Total reproductive health | **692.3** | **(0.1)** | **692.9** | **11.4** | **621.9** |
| Growth and metabolism | | | | | |
| Saizen® | **182.1** | 20.2 | 151.5 | 22.1 | 124.0 |
| Serostim® | **86.8** | (2.2) | 88.7 | (6.6) | 95.1 |
| Zorbtive™ | **0.9** | – | – | – | – |
| Total growth and metabolism | **269.8** | **12.3** | **240.2** | **9.6** | **219.1** |
| Dermatology | | | | | |
| Raptiva® | **4.9** | – | – | – | – |
| Total dermatology | **4.9** | – | – | – | – |
| Other products | **87.9** | 17.8 | 74.7 | 125.5 | 33.0 |
| Total product sales | **2,177.9** | **17.2** | **1,858.0** | **30.6** | **1,423.1** |
| Recombinant products | **1,961.7** | 21.9 | 1,609.4 | 30.7 | 1,231.3 |
| Non-recombinant products | **216.2** | (13.0) | 248.6 | 29.7 | 191.8 |

### Neurology

In 2004, neurology sales were up 32.1% to $1,123.0 million, reflecting the continued strong demand for Rebif®, with a significant market share increase. Rebif® achieved blockbuster status reaching over one billion US dollar in annual worldwide sales in 2004. Worldwide sales of Rebif® increased by 33.1% to $1,090.6 million in 2004, compared to $819.3 million last year. In local currencies, Rebif® sales increased by 25.4%. Sales growth was driven by a combination of a volume increase of 29.0% and a 3.2% increase in average selling price on account of sales denominated in currencies other than US dollar. When holding exchange rates constant, our average selling price decreased by 2.8%, mostly due to pressure on prices, particularly in the European Union.

Rebif® sales in the US increased by 56.8% in 2004 to reach $295.6 million, compared to $188.5 million in 2003 reflecting the continued strong demand.

Rebif® sales in Europe grew by 25.6% to $531.7 million compared to $423.2 million in 2003. In local currencies, sales increased by 13.7%. This was primarily driven by increased patient market share in Italy, Spain, France and a growing patient base in UK following an increase in the funding from health authorities.

Rebif® sales in Latin America increased by 23.8% to $75.9 million in 2004 compared to $61.3 million in 2003 primarily due to higher sales in Brazil, Venezuela and Argentina.

Rebif® sales in the rest of the world grew by 28.0% (or 21.2% in local currencies) to $187.4 million compared to $146.3 million in 2003 driven by strong sales in the Middle East, Central Europe and Switzerland as well as the emerging markets of Bulgaria and Romania.

For the 12 months ended September 2004, our worldwide dollar market share reached 24.1%, up 1.7% compared to the same period last year. Excluding sales in the US, our dollar market share was 35.5%, down 0.3% compared to the same period in 2003. In the US, our dollar market share reached 12.6% as of September 30, 2004 compared to 9.7% one year earlier.

### Reproductive health

Reproductive health ("RH") product sales were $692.3 million during 2004 compared to $692.9 million in 2003. In local currencies, RH product sales decreased by 4.7%. Our RH core infertility portfolio made up of three recombinant hormones (Gonal-f®, Ovidrel®, Luveris®) and two supporting products (Cetrotide®, Crinone®) grew by 8.5% (or 3.4% in local currencies) from $594.9 million in 2003 to $645.6 million in 2004.

In 2004, difficult market conditions, primarily in Europe, impacted our RH franchise performance. The implementation of healthcare reforms in Germany at the beginning of the year reduced pricing and reimbursement levels. However, we have seen a good performance in other regions beginning with the US, where recombinant market share increased, though this was partially offset by the phase-out of Pergonal® as of March 2004. We had market share gains in Spain and a successful launch of the Gonal-f® pen in Oceania and strong sales growth in Middle East, Africa and Eastern Europe.

Our sales of Gonal-f® increased by 8.7% to $572.7 million in 2004 from $526.9 million in 2003 or by 3.6% in local currencies. Sales growth of Gonal-f® was driven by a volume increase of 5.2% and an increase in the average selling price of 3.4% due to both currency and regional sales mix. After removing the favorable impact of foreign currency, the average selling price decreased by 1.5% during 2004. The growth in volumes was largely due to the increasing penetration of our multidose presentation and the launch of our fill-by-mass formulation and Gonal-f® pre-filled pen.

The sales growth of Gonal-f® was achieved despite the adverse impact of the German healthcare reform that took effect on January 1, 2004. Gonal-f® sales in Germany have decreased during the year by $36.2 million.

Ovidrel® sales increased by 43.3% to $17.7 million compared to $12.4 million in 2003. In the same period, Luveris® sales increased by 6.0% to $10.6 million. Recombinant gonadotropin sales as a percentage of total gonadotropin sales increased from 86.0% in 2003 to 94.0% this year. Urine-derived gonadotropins sales decreased by 57.2% from $89.3 million in 2003 to $38.2 million in 2004. Metrodin-HP® sales declined by 36.0% from $24.8 million in 2003 to $15.9 million this year. In line with our strategy to phase-out Pergonal® in 2004, its sales continued to decrease from $45.8 million in 2003 to $11.5 million this year.

Sales of Crinone® decreased by 4.6% (or 7.8% in local currencies) to $19.8 million compared to $20.8 million in 2003. Sales of Cetrotide® were slightly below last year down 0.2% (or 5.4% in local currencies), at $24.8 million in 2004.

### Growth and metabolism

Our growth and metabolism product sales increased by 12.3% to $269.8 million in 2004 from $240.2 million in 2003. In local currencies, product sales increased by 8.2%. Sales of Saizen® increased by 20.2% to $182.1 million in 2004 from $151.5 million in 2003 or by 13.6% in local currencies. Sales growth resulted from strong demand in the US market and also in Asia Pacific, mostly in Korea and Taiwan, as well as in Middle East, Africa and Eastern Europe. Volumes and average selling price increased by 16.7% and 3.0%, respectively during the year. After removing the favorable impact of foreign currency, the average selling price decreased by 2.6%.

Serostim® sales in AIDS Wasting were $86.8 million in 2004, down 2.2% compared to 2003, reflecting the slight decrease in Serostim® demand in the US.

**Dermatology**
We received European Commission Marketing Authorization for Raptiva® (efalizumab) for the treatment of adult patients with moderate to severe chronic plaque psoriasis who failed to respond to, or who have a contraindication to, or are intolerant of other systemic therapies including cyclosporine, methotrexate and PUVA. Raptiva® is the first new biological treatment for psoriasis to be authorized for marketing in the European Union. We launched Raptiva® in 15 countries including Germany and UK during the 2004 and will launch throughout the rest of the Serono territories during 2005. Product sales of Raptiva® in 2004 were $4.9 million.

## 3. Product sales by region

The following tables summarize, for the periods indicated, our product sales by region:

| | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2004 US$m | Change in % | 2003 US$m | Change in % | 2002 US$m |
| Europe | **895.2** | 12.3 | 796.8 | 28.4 | 620.4 |
| North America | **837.9** | 20.7 | 694.3 | 44.8 | 479.6 |
| Middle East, Africa and Eastern Europe | **196.3** | 29.8 | 151.2 | 40.5 | 107.6 |
| Asia-Pacific, Oceania and Japan | **137.5** | 17.6 | 116.9 | 10.1 | 106.3 |
| Latin America | **111.0** | 12.4 | 98.8 | (9.5) | 109.2 |
| Total product sales | 2,177.9 | 17.2 | 1,858.0 | 30.6 | 1,423.1 |

**Europe**
Sales in Europe for the year 2004 increased by 12.3% to $895.2 million compared to $796.8 million in 2003. In local currencies, sales increased by 1.7%. This result was primarily due to increased sales of Rebif® in almost all European countries, up 13.7% in local currencies. Our RH core infertility portfolio was down 14.5% primarily from the decrease in sales of Gonal-f® in Germany as a result of healthcare reform that was enacted on January 1, 2004. Gonal-f® sales in Germany decreased by $36.2 million during the year.

**North America**
Sales in North America increased by 20.7% in 2004 to $837.9 million. Sales growth in this region was primarily within the US due to the strong performance of Rebif® (up 56.8%), Gonal-f® (up 13.2%), Saizen® (up 24.0%), and Novantrone® (up 8.8%). This was partially offset by lower sales of Pergonal® as it was phased-out of the US market as of March 2004, down 79.9%.

**Middle East, Africa and Eastern Europe**
In the Middle East, Africa and Eastern Europe, sales increased by 29.8% to $196.3 million due to the strong performance of Rebif®, the RH core infertility portfolio and Saizen®, partially offset by decreased sales of Pergonal®, Profasi® and Metrodin-HP®.

**Asia-Pacific, Oceania and Japan**
Sales in Asia-Pacific were $65.1 million, up 6.8% (or 5.5% in local currencies) primarily driven by increased sales of Gonal-f® and Saizen® up 15.2% and 59.2%, respectively, partially offset by decreased sales of Metrodin-HP®, Pergonal® and Profasi®. Sales in Oceania increased by 39.2% (or 22.5% in local currencies) to $40.2 million, primarily attributable to higher sales of the RH core infertility portfolio products. In Japan, sales increased by 18.7% (or 10.4% in local currencies) to reach $32.1 million mainly attributable to higher sales of Saizen®, Pergogreen® and Serostim®.

**Latin America**
Sales in Latin America increased by 12.4% to $111.0 million primarily driven by strong Rebif® sales performance, up 23.8% and the RH core infertility portfolio, up 16.2%. This was partially offset by lower Pergonal® sales down 98.3%.

**Royalty and license income**

| | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2004 US$m | Change in % | 2003 US$m | Change in % | 2002 US$m |
| Royalty and license income | **280.1** | **74.4** | **160.6** | **40.0** | **114.7** |

Our royalty and license income increased by 74.4% (or 69.5% in local currencies) to $280.1 million in 2004 compared to $160.6 million in 2003. They were impacted by a new license agreement for a non-core technology that was granted during the year for which we recognized $67.0 million in license income. The license fee is payable in equal annual installments over the next three years. However, the full amount of the license fee was recognized as royalty and license income in 2004 as no further performance obligation exists on our behalf.

Our royalty income increased by 19.8% to $188.7 million during the year compared to $157.5 million in 2003 and reflects our strong intellectual property rights. This increase was due to higher royalty income received from Abbott on its sales of Humira, Amgen on its sales of Enbrel®, and Biogen Idec on its sales of Avonex®. This was partially offset by a decrease in royalty income earned from Organon on its sales of Puregon®, and a number of other products.

## 4. Operating expenses to net income

**Cost of product sales**
Cost of product sales in 2004 increased by 8.8% to $304.1 million from $279.6 million in 2003. Cost of product sales as a percentage of product sales decreased to 14.0% from 15.0% in the prior year. The corresponding gross margin percentage was 86.0% in 2004, compared to 85.0% last year. Our gross margin in 2004 includes the impact of closing our manufacturing operation in Israel that resulted in a one-time charge of $20.5 million related to people costs and the write-down of tangible fixed assets. Our gross margin percentage without the impact of these closure costs would have been 87.0%. The increase in gross margin was primarily the result of favorable changes in product mix and continuing manufacturing productivity gains leading to higher production yields. However, this was partially offset by the strength of the Swiss franc and Euro against the US dollar during 2004, as our costs of manufacturing are incurred in Swiss franc and Euro. Our reported product sales benefited from sales denominated in

non-US dollar currencies resulting in a favorable currency impact in 2004 of $100.1 million while cost of product sales was adversely impacted by an unfavorable currency impact of $14.3 million.

The proportion of recombinant products sales reached an all time high in 2004 of 90.1%. This proportion is expected to level off upon the completion of our final phase out of our urinary products combined with our launch of Raptiva® outside the US and Japan. Gross margin is expected to continue to benefit in the near term from continued economies of scale and the expected utilization of some of our spare manufacturing capacity. We expect that gross margin will reach 88% within the next two years.

**Selling, general and administrative**

| | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2004 US$m | Change in % | 2003 US$m | Change in % | 2002 US$m |
| Selling and marketing | 612.5 | 29.5 | 472.9 | 25.4 | 377.1 |
| General and administrative | 195.4 | 19.3 | 163.9 | 28.9 | 127.1 |
| Total selling, general and administrative | 807.9 | 26.9 | 636.8 | 26.3 | 504.2 |

Selling and marketing expenses were $612.5 million, or 24.9% of total revenues in 2004 compared to $472.9 million for last year, corresponding to an increase of 29.5%. This increase in reported selling and marketing expenses was mainly driven by higher sales commissions incurred on sales of Rebif® and Novantrone® in the US, sales and marketing costs associated with the launch of Raptiva®, and marketing activities to support our product sales growth including Gonal-f® filled-by-mass and Gonal-f® pre-filled pen.

General and administrative expenses were $195.4 million or 8.0% of total revenues in 2004 compared to $163.9 million in 2003, which represents an increase of 19.3%. This increase was primarily due to increased personnel related costs and facility expenses.

Our reported selling, general and administrative expenses include an unfavorable currency impact of $36.6 million or 4.5% primarily due to the strength of the Euro and Swiss franc compared to the US dollar.

**Research and development**

| | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2004 US$m | Change in % | 2003 US$m | Change in % | 2002 US$m |
| Research and development | 594.8 | 27.1 | 467.8 | 30.6 | 358.1 |
| Research and development as a % of revenues | 24.2 | | 23.2 | | 23.3 |

Research and development expenses in 2004 reached $594.8 million, or 24.2% of total revenues, compared to $467.8 million, or 23.2% of total revenues, in 2003. Research and development expenses include the costs of several key new collaborative and license agreements that were signed with ZymoGenetics Inc., CancerVax Corporation and Micromet AG. We also continued to invest substantially in the pharmaceutical development of new molecules, most notably onercept and TACI-Ig. There were also significant investments in clinical development projects aimed at the development of onercept in psoriasis, Serostim® for HARS in the US, the Raptiva® study supporting the New Drug Application in Europe, which was granted in the third quarter of 2004, and the Rebif® vs. Copaxone® head-to-head study. Finally there were significant additional investments made in the discovery area, mainly in functional genomics aimed at identifying novel therapeutics proteins from the human genome, and the genetics work in the field of autoimmune diseases at the Serono Genetics Institute.

**Other operating expense, net**

Other operating expenses, net were $227.1 million in 2004 compared to $199.5 million in 2003, corresponding to an increase of 13.8% or 13.2% in local currencies. This increase was due to higher ongoing royalty expenses that were driven by higher sales of Rebif® and additional royalty expenses related to royalty income received for Humira®, Enbrel® and Avonex®.

**Operating income**

Our operating income increased by 20.5% to $524.1 million in 2004 from $434.9 million in 2003. As a percentage of total revenues, our operating income was 21.3% in 2004 compared to 21.5% in 2003.

**Financial income, net**

| | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2004 US$m | Change in % | 2003 US$m | Change in % | 2002 US$m |
| Financial income | 68.2 | 36.8 | 49.8 | (22.9) | 64.6 |
| Financial expense | (24.0) | 85.4 | (13.0) | 21.7 | (10.6) |
| Foreign currency gains/(losses) | 19.1 | 167.1 | 7.2 | 140.8 | (17.5) |
| Total financial income, net | 63.3 | 43.7 | 44.0 | 20.6 | 36.5 |

Financial income increased by $18.4 million to $68.2 million in 2004. The increase is due to a one-time gain on the forward purchase of shares in ZymoGenetics Inc. as part of a research and development collaboration that was entered into during the year. Financial income earned on the investment in corporate bonds also increased during 2004 by $9.1 million which reflects the fact that the group held more financial assets during 2004 compared to 2003 despite the impact of the Share Buy Back Plans.

Financial expense increased during 2004 by $11.0 million and reflects the impact of the convertible bond. We are paying annual coupon interest at the rate of 0.5%. In addition, financial expense also includes the non-cash amortization of the conversion feature as well as the redemption premium on the convertible bond if the bond is not converted which amounted to $11.4 million.

Foreign currency gains increased by $11.9 million and were a result of the gains on derivative instruments taken out to hedge the foreign currency exposure that we incur because of the disproportionate amount of our expenses that are incurred in currencies other than the US dollar.

**Other expenses, net**

Other expenses decreased significantly in 2004. In 2003, we took a non-operating, non-recurring, non-cash charge of $16.1 million related to the write-down of an equity investment as well as a $4.0 million realized loss upon our sale of another equity investment.

**Taxes**

Our total taxes incurred as a percentage of income before taxes and minority interests increased slightly to a final rate of 15.5% compared to 15.0% in 2003.

**Net income**

Our net income increased by 26.7% to $494.2 million in 2004 from $390.0 million in 2003. Our net income represented 20.1% of total revenues, compared to 19.3% in 2003. Exchange rate movements favorably impacted net income by $17.2 million or 3.5%.

Our basic earnings per share grew by 31.3% from $24.63 to $32.35 per share. Our percentage increase in basic earnings per share outpaced our increase in net income due to the impact of treasury shares that were acquired during 2004 as a result of two Share Buy Back Plans. The weighted average number of shares outstanding used to calculate basic earnings per share decreased during 2004 by 556,007 shares resulting in an increase in our basic earnings per share of $1.14 per share.

The first Share Buy Back Plan, authorized to repurchase CHF500.0 million worth of Serono bearer shares, was fully utilized by the end of May 2004. The second Share Buy Back Plan was authorized to repurchase CHF750.0 million worth of Serono bearer shares, of which CHF13.5 million remains unspent. Unlike the first Share Buy Back Plan, whereby shares acquired will be held until granted at some time in the future, shares acquired under the second Share Buy Back Plan will be cancelled subject to approval by shareholders at the Annual General Meeting of Shareholders.

# Year ended December 31, 2003 compared to year ended December 31, 2002

The following compares our results in the year ended December 31, 2003 to those of the year ended December 31, 2002. Our analysis is presented as follows:

1. Overview
2. Product sales by therapeutic area
3. Product sales by region
4. Operating expenses to net income

## 1. Overview

Our total revenues increased by 31.3% to $2,018.6 million for the full year of 2003. Our total revenue growth in local currencies was approximately 20.9%, reflecting our strong underlying growth. Worldwide product sales were $1,858.0 million in 2003, representing an increase for the year of 30.6%. Notwithstanding weakness in the US dollar, product sales growth in local currencies was 19.9% in 2003. Sales growth was driven by an increase of 24.7% in the volume of the products sold that was partially offset by a decrease in the average selling price of our products due to changes in regional sales mix and decreases in sales prices.

Royalty and licensing income increased by 40.0% to $160.6 million for the full year, reflecting the company's strong intellectual property rights.

In 2003, operating expenses increased by 33.3% to $1,583.7 million or 78.5% of total revenues. Operating margin declined to 21.5% in 2003 from 22.7% in 2002 due to an increase in other operating expenses that reflects the in-licensing of Novantrone® and royalties paid to third parties as well as higher expenses from the amortization of intangible assets.

Net income increased by $69.2 million or 21.6% and represented 19.3% of total revenues. Excluding the non-recurring, non-operating charges related to a $16.1 million write-down of our investment in Swiss International Air Lines and a $4.0 million loss on the sale of our investment in PowderJect Pharmaceuticals, net income increased by 26.9% or 19.4% in local currencies. We believe that it is useful to provide a calculation of our net income that excludes these non-recurring, non-operating charges, because it permits our investors to compare 2003 net income calculation with our net income from 2002 in order to better assess our operating performance. Net income per share increased by 22.7% from $20.07 in 2002 to $24.63 in 2003.

## 2. Product sales by therapeutic area

### Neurology

In 2003, neurology sales were up 54.9% (39.5% in local currency) to $850.2 million. Rebif® is the fastest growing MS product in the world, with full year sales growing by 49.3% or 34.1% in local currencies. Sales growth was driven by a volume increase of 43.3% in equivalent units; however, average selling price per equivalent unit in local currencies decreased by 6.4% during the year. The majority of the decrease in the proportion of Rebif® sales derived from our 44 mcg. dosage, which has a lower average selling price per equivalent unit compared to our 22 mcg. dosage. Rebif® is the market leader outside the US, where 2003 sales increased by 32.1% to $630.8 million. Total Rebif® sales in the US, our fastest growing region, were $188.5 million in 2003, representing an increase in full year sales of 164.8%. Market share more than doubled during the year and, at the end of the year, the rolling four-week share of total prescriptions was 13.4%. Rebif® was the fastest growing disease modifying drug in multiple sclerosis in the US in 2003. At the end of 2003, we estimated that our worldwide market share was approximately 24.4% compared to 19% at the end of 2002. Our target is to become US and worldwide market leader in 2006.

We started promoting Novantrone® for MS in 2003 in conjunction with OSI Pharmaceuticals, which is only responsible for marketing Novantrone® for oncology. Sales of Novantrone® were $88.8 million in 2003.

### Reproductive health

2003 was a very good year for our reproductive health franchise due to the success of our portfolio strategy and our focus on recombinant products. Our sales of our RH core infertility portfolio increased by 20.9% (or 10.7% in local currencies) to $594.9 million in 2003 from $492.0 million in 2002. Our sales of Gonal-f® increased by 17.0% to $526.9 million in 2003 from $450.4 million in 2002. Sales growth of Gonal-f® was driven by a volume increase of 9.7%; however, average selling price in local currencies decreased by 2.2% during the year. The growth in volumes was largely due to the increasing penetration of our multidose presentation and the launch of our fill-by-mass formulation.

As a result of the continued switch to biotechnology products, our sales of Metrodin HP® declined by 50.6% to $24.8 million in 2003 from $50.1 million in 2002. We expect that we will continue to gradually replace Metrodin HP® with Gonal-f®. Our sales of Pergonal® decreased by 0.4% to $45.8 million in 2003 from $46.0 million in 2002.

### Growth and metabolism

Our growth and metabolism product sales increased by 9.6% (or 3.4% in local currencies) to $240.2 million in 2003 from $219.1 million in 2002. Our sales of Saizen® increased by 22.1% to $151.5 million in 2003 from $124.0 million in 2002. Sales growth was driven by a volume increase of 8.5% and an increase in average selling price in local currencies of 2.3% during the year. Saizen®'s growth is largely due to our portfolio of innovative drug delivery devices, which greatly simplify administration of the drug for our patients. Our sales of Serostim® decreased by 6.6% to $88.7 million in 2003 from $95.1 million in 2002, which corresponds to a decrease in sales volume of 10.1%. Serostim® sales declined as a result of tighter control and usage guidelines in key US states.

In December 2003, the Food and Drug Administration approved Zorbtive™ for use in the treatment of short bowel syndrome, a serious and potentially life-threatening condition. Additionally the FDA granted orphan drug status for the use of Zorbtive™ in this indication through December 2010.

## 3. Product sales by region

### Europe

Our total European product sales increased by 28.4% to $796.8 million in 2003 from $620.4 million in 2002. In local currencies, product sales increased by 10.1% from 2002. The increase was primarily due to the increased sales of Rebif® and Gonal-f®, which increased by $122.7 million and $57.7 million, respectively, and in local currencies by 16.9% and 9.8%, respectively. Sales of Metrodin HP® decreased by $15.7 million or 80.6% in 2003 and by 83.7% in local currencies.

### North America

Our total North American product sales increased by 44.8% to $694.3 million in 2003 from $479.6 million in 2002. In North America, the increase was primarily due to the strong performance of Rebif® which experienced a $126.5 million increase in sales; strong first year US sales of Novatrone® of $77.1 million; and an increase of sales of Saizen® by $14.5 million.

### Middle East, Africa and Eastern Europe

In the Middle East, Africa and Eastern Europe regions, our product sales increased by 40.5% to $151.2 million in 2003 from $107.6 million in 2002, due primarily to the continued sales growth of Rebif® and Gonal-f® in these markets.

### Asia-Pacific, Oceania and Japan

In the Asia-Pacific region, our product sales increased by 10.5% to $61.0 million in 2003 from $55.2 million in 2002, due largely to increased demand for Gonal-f® and Rebif®. In Oceania, our product sales increased by 31.6% to $28.9 million in 2003 from $21.9 million in 2002, due largely to higher Rebif® and Gonal-f® sales. In Japan, our product sales decreased by 6.3% to $27.1 million in 2003 from $29.2 million in 2002, due primarily to weakening demand for Saizen® that was partially offset by higher sales of Metrodin HP®.

### Latin America

Our total Latin American product sales decreased by 9.5% to $98.8 million in 2003 from $109.2 million in 2002, which was principally the result of our sale of two companies in Latin America in connection with our withdrawal from the generics sector, which was not core to our business.

### Royalty and license income

Our revenues from royalty and license income increased by 40.0% to $160.6 million in 2003, compared to $114.7 million in 2002. The increase was due primarily to higher royalty income from Amgen on its sales of Enbrel® and new royalties from Abbott Laboratories on its sales of Humira that began at the end of the second quarter of 2003. The remaining increase in royalty income stems from higher maintenance fees received from Roche on its sales of Recormon® and NeoRecormon®, and from royalties received from Organon on its sales of Puregon®.

## 4. Operating expenses to net income

### Cost of product sales

For the year ended December 31, 2003, cost of product sales as a percentage of product sales decreased to 15.0% from 15.7% in the prior year. The decrease was primarily the result of favorable changes in product mix and continuing manufacturing productivity gains and improvements leading to higher production yields. However, the effect of these factors was partially offset by stronger European currencies against the US dollar during 2003. Product sales benefited from a favorable currency impact in 2003 of $143.6 million while cost of product sales was adversely impacted by an unfavorable currency impact of $22.1 million. As the proportion of recombinant products sales levels off upon the completion of our final phase-out of our urine-derived products, the rate at which our cost of product sales decreases, as a percentage of product sales, will decline.

### Selling, general and administrative

Selling, general and administrative expenses increased to $636.8 million in 2003 from $504.2 million in 2002, which represents an increase of 26.3%, or 15.7% in local currencies. This increase was primarily in marketing and medical activities to support the growth of our sales and to support the promotion of Rebif® in the US, as well as the launch of Gonal-f® FbM in Europe. The increase was also the result of sales commissions related to co-promotion agreements signed in 2002 and 2003. Selling, general and administrative expenses represented 31.5% of revenues in 2003, compared to 32.8% in 2002.

### *Research and development*

Our research and development expenses increased to $467.8 million in 2003, which represents an increase of 30.6% or 17.8% in local currencies. This increase in our research and development expenses was due to the clinical development of Raptiva® for launch in Europe including milestone payments to Genentech upon filing the application, and for the license extension to Asia; the pharmaceutical development of onercept and IL-18bp; and the functional genomic program as well as a full year of operating costs related to the Serono Genetics Institute (formerly Genset S.A.), which we acquired in late third quarter 2002.

### Other operating expense, net

Our other operating expense, net was $199.5 million in 2003, compared to $85.8 million in 2002. The increase was due to higher ongoing royalty and licensing expenses driven by Novantrone® and Rebif® sales, and royalty expenses related to Humira, plus higher amortization of intangibles in the form of license payments that are amortized over the life of the license agreement, and higher amortization of goodwill from the acquisition of Genset S.A. Royalty and license expenses increased by $85.4 million to $120.1 million, amortization of intangible assets increased by $7.6 million to $30.4 million, and litigation and legal costs increased by $12.4 million to $25.7 million.

### Operating income

Our operating income increased by 24.4% to $434.9 million in 2003 from $349.6 million in 2002. As a percentage of revenues, our operating income was 21.5% in 2003 compared to 22.7% in 2002.

**Financial income, net**
Financial income was lower in 2003 compared to the previous year due to generally lower interest rates. However, 2002 was adversely impacted by translation losses arising from various currency devaluations in Latin America such that our financial income net increased by $7.5 million to $44.0 million in 2003 compared to $36.5 million in 2002.

**Other expense, net**
Other expense, net was $19.7 million in 2003 compared to $1.7 in 2002. We took a non-operating, non-recurring, non-cash charge of $16.1 million related to the write-down of an equity investment in Swiss International Air Lines. Other expense, net also includes a $4.0 million realized loss upon our sale of our investment in PowderJect Pharmaceuticals following Chiron's cash acquisition of 100% of the outstanding shares of PowderJect.

**Taxes**
Our total taxes increased by 9.2% to $68.9 million in 2003 from $63.1 million in 2002. Our tax rate (as a percentage of profit before taxes) decreased from 16.4% in 2002 to 15.0% in 2003 primarily due to the favorable close of prior fiscal years in various countries, which permitted a non-recurring reduction in certain tax provisions during 2003.

**Net income**
Our net income increased by 21.6% to $390.0 million in 2003 from $320.8 million in 2002. Our net income represented 19.3% of total revenues, compared to 20.9% in 2002. Excluding the non-recurring, non-operating charges related to the $16.1 million write-down of our investment in Swiss International Air Lines and the $4.0 million loss on the sale of our investment in PowderJect Pharmaceuticals, net income represented 20.2% of our 2003 revenues. Exchange rate movements favorably impacted 2003 net income by $23.5 million or 1.2% of total revenues, which represents $1.48 per share.

Our basic earnings per share grew by 22.7% from $20.07 to $24.63 per share. Our percentage increase in basic earnings per share outpaced our increase in net income due to the impact of treasury shares that were acquired during 2002 and 2003 as a result of our Share Buy Back Plan that was initiated in July 2002. The weighted average number of shares outstanding used to calculate basic earning per share decreased during 2003 by 153,416 shares resulting in an increase in our basic earnings per share of $0.24 per share. The Share Buy Back Plan was authorized to repurchase CHF500.0 million worth of Serono bearer shares, of which CHF218.7 million has been spent. Using the share price of CHF882 as of December 31, 2003, we could repurchase 318,900 additional bearer shares, which would increase materially our earnings per share.

# Liquidity and capital resources

Our sources of liquidity have been a combination of cash generated from operations and investing activities, short-term and long-term financial debts, as well as two significant public financings. In 2000, we completed a global public offering of 1,070,670 bearer shares in the form of bearer shares and American depositary shares for net proceeds of $951.8 million. In 2003, we issued CHF600.0 million (approximately $444.8 million) of senior unsubordinated convertible bonds due November 2008, convertible into our bearer shares. As of December 31, 2004, we had unused lines of credit for short-term financing of $365.3 million (2003: $366.9 million). Our total financial assets, which are made up of cash and cash equivalents plus short-term and long-term financial assets, amounted to $1,839.4 million.

The analysis of our cash flow is divided as follows:

1. Free cash flow and net cash flow from operating activities
2. Net cash flow used for investing activities
3. Net cash flow used for financing activities
4. Net financial assets

## 1. Free cash flow and net cash flow from operating activities

| | Year ended December 31 | | |
|---|---|---|---|
| | 2004 US$m | 2003 US$m | 2002 US$m |
| Net cash flow from operating activities | **471.7** | 542.9 | 532.0 |
| Purchase of tangible fixed assets | **(178.9)** | (162.5) | (99.1) |
| Purchases of intangibles and other long-term assets | **(55.0)** | (30.8) | (25.2) |
| Interest paid | **(4.2)** | (4.3) | (8.1) |
| Free cash flow | **233.6** | **345.3** | **399.6** |

We present free cash flow as additional information as it is a useful indicator of our ability to operate without reliance on additional borrowing or use of existing cash. In addition, we feel that free cash flow is relevant to investors as it is a measure of the cash that is generated over and above what is required to sustain our current competitive position. It is our ability to generate free cash flow that funds our research and development activities, business development activities including the in-licensing of new products, the repayment of financial debts and the payment of dividends. We also use free cash flow to evaluate the performance of our businesses.

Our commercial operations generated cash flow from operating activities in the amount of $471.7 million which is a decrease of $71.2 million compared to 2003.

Cash flow from operating activities before working capital changes increased in 2004 by $51.2 million to $589.9 million in 2004. Income before taxes and minority interests increased in 2004 by $127.6 million due to higher product sales and royalty and license income. Depreciation and amortization was higher in 2004 because of the additional depreciation recognized during the year from the closure of our manufacturing operations in Israel.

Financial income and unrealized foreign currency gains, that are deducted from net income to arrive at operating cash flow, were higher in 2004 by $42.8 million, due to an unrealized gain on the forward purchase of shares in ZymoGenetics Inc., $8.6 million; an increase in interest income earned on bond investments, $9.1 million; and an increase in unrealized foreign exchange gains of $24.5 million.

Other non-cash items, that are deducted from net income to arrive at operating cash flow, amounted to $52.2 million, relating mostly to the release of deferred income from up-front payments received from our co-promotion partners, Pfizer Inc. and OSI Pharmaceuticals Inc.

The amount of operating cash flow that was lost due to increases in working capital in 2004 was $118.2 million compared to a decrease of $4.2 million in working capital during 2003.

The increase in trade and other payables, other current liabilities and deferred income provided $127.9 million in operating cash flow, which represents an increase of $23.4 million compared to 2003. Increases in these current liabilities were related to an increase in accrued research and development expenses incurred as part of new collaborative agreements that were signed in the fourth quarter of 2004.

The increase in trade accounts receivable and other receivables erased $141.2 million of operating cash flow compared to only $34.2 million in 2003. This increase in 2004 reflects the sales-driven increase in trade accounts receivable during 2004 versus 2003, as well as a new receivable related to the licensing agreement of a non-core technology signed in the third quarter of 2004 ($60.0 million).

Taxes paid during 2004, that are recognized as a reduction of operating cash flow, increased during 2004 reaching $100.9 million compared to $89.6 million in 2003. The increase in 2004 was due mostly to higher income taxes paid in Switzerland.

Inventory levels were reduced during 2004 and thus provided $24.2 million of operating cash flow despite the fact that inventory as reported within the balance sheet increased during 2004, by $7.1 million. The increase in reported inventories included a currency impact which is eliminated when calculating operating cash flow. After removing the currency impact, inventory decreased during 2004 by $24.2 million.

## 2. Net cash flow used for investing activities

Net cash used for investing activities was $322.1 million in 2004. Our cash paid for investment in tangible fixed assets totaled $178.9 million. This includes $52.7 million spent on our new headquarters and Swiss-based research and development activities. In 2003, we exercised an option to purchase a 40,000 square meter section of land that is near our current headquarters in Geneva for the purpose of bringing together on a single site our headquarters and Swiss-based research and development activities and to support our anticipated growth. We expect to complete the work on the first phase of this facility by the end of 2006. The estimated cost of the facility, including land and construction costs, is $278.9 million (CHF315.8 million) and a further $48.8 million (CHF 55.3 million) for completion of the laboratories and offices. The total capital commitments related to this project as of December 31, 2004 are CHF200.8 million or $177.3 million. The entire project is being financed with bank debt.

We acquired 3.2 million newly issued shares in ZymoGenetics Inc. as part of a research and development collaboration. We paid a fixed price of $15.74 per share for a total amount of $50.0 million. We also acquired $787.9 million in financial assets consisting of fixed-rate investments in rated Eurobonds denominated in US dollars with maturities up to three years and short-term money market funds. We received a combined amount of $654.6 million from the maturity of a portion of the bond portfolio as well as from the sale of bonds, some of which included bonds that were previously classified as held-to-maturity. The sale of held-to-maturity bonds required us to reclassify the remaining held-to-maturity portfolio as available-for-sale, whereby changes in fair values are recognized as fair value reserves within shareholders' equity, and prevents us from classifying any current or future bond investment as held-to-maturity for the next two years regardless of our intention or ability to hold such bonds to their maturities.

In 2005, we expect to increase our level of investment in tangible fixed assets by approximately 10% to 20% compared to 2004. All capital expenditure excluding the construction of our new headquarters and research and development center will be funded with resources generated from our operations.

## 3. Net cash flow used for financing activities

Net cash flow used for financing activities was $878.3 million, of which $811.7 million was spent as part of two Share Buy Back Plans.

The first plan, which was initiated in July 2002, was authorized to acquire CHF500.0 million worth of bearer shares. The shares acquired during the year under this Share Buy Back Plan, 351,209 bearer shares for a total cost of CHF280.9 million or $221.8 million, will eventually be re-issued. This first Share Buy Back Plan was fully utilized at the end of May 2004.

Subsequent to the completion of the first Share Buy Back Plan, we obtained authorization from the Board of Directors of Serono S.A. to launch a second Share Buy Back Plan for the total amount of CHF750.0 million. The shares acquired under this plan will be eventually cancelled, subject to the approval of the Annual General Meeting of Shareholders. During 2004, 962,435 bearer shares were acquired under this plan for a total value of CHF736.5 million or $611.3 million. The actual cash paid to acquire shares under the second Share Buy Back Plan was $21.4 million less, which represents that amount of withholding taxes that will eventually be remitted to the Swiss tax authority.

We paid $99.4 million in dividends to investors in 2004, an increase of $13.6 million compared to 2003. The dividend per share declared and paid in 2004 was CHF8.00, compared to the prior year dividend of CHF7.00.

We increased the amount of financial debts during the year by CHF58.9 million or $48.7 million. In 2003, we obtained a CHF300.0 million medium term bank facility for the development of our new headquarters and research center in Geneva, Switzerland. This unsecured facility is guaranteed by Serono S.A. and has a maturity date of December 31, 2006. As of December 31, 2004, the amount drawn under the facility was CHF131.5 million or $116.1 million.

## 4. Net financial assets

We had total financial assets (cash and cash equivalents, short-term financial assets and long-term financial assets not including long-term equity investments in non-group companies) of $1,839.4 million. Net financial assets (total financial assets less short and long-term financial debts) as of December 31, 2004 were $1,164.0 million, and decreased by $743.2 million during the year. The following table sets out the components and the total amount of net financial assets for the last three years.

| For the year ended | 2004 US$m | 2003 US$m | 2002 US$m |
|---|---|---|---|
| Net cash flow from operating activities | **471.7** | 542.9 | 532.0 |
| Net cash flow used for investing activities | **(322.1)** | (556.2) | (690.4) |
| Net cash flow used for financing activities | **(878.3)** | 322.4 | (299.1) |
| Effect of exchange rate changes on cash and cash equivalents | **0.7** | 8.8 | 12.4 |
| Change in cash and cash equivalents | **(728.0)** | 317.9 | (445.1) |
| Change in short-term and long-term financial assets | **77.0** | 437.2 | 516.1 |
| Change in short-term and long-term financial debts | **(92.2)** | (463.8) | 91.1 |
| Change in net financial assets | **(743.2)** | 291.3 | 162.1 |
| Net financial assets as of January 1 | **1,907.2** | 1,615.9 | 1,453.8 |
| Net financial assets as of December 31 | **1,164.0** | **1,907.2** | **1,615.9** |
| Consists of | | | |
| Cash and cash equivalents | **275.9** | 1,004.0 | 686.0 |
| Short-term financial assets | **785.0** | 434.8 | 378.9 |
| Long-term financial assets | **929.0** | 1,104.3 | 711.2 |
| Less: Investments in non-group companies | **(150.5)** | (52.7) | (40.7) |
| Total financial assets | **1,839.4** | **2,490.4** | **1,735.4** |
| Short-term financial debts | **(34.5)** | (51.2) | (93.6) |
| Long-term financial debts | **(640.9)** | (532.0) | (25.9) |
| Total financial debts | **(675.4)** | **(583.2)** | **(119.5)** |
| Net financial assets | **1,164.0** | **1,907.2** | **1,615.9** |

We believe that our existing net financial assets, cash generated from operations, and unused sources of debt financing will be adequate to satisfy our working capital and capital expenditure requirements during the next several years. However, we may raise additional capital from time to time for other strategic purposes.

**Contractual cash obligations**

Our future minimum non-cancelable contractual obligations as of December 31, 2004 are described below:

| | Payments due by year (in US$m) | | | | |
|---|---|---|---|---|---|
| Contractual obligation | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
| Financial debts | **647.9** | 7.0 | 630.8 | 3.7 | 6.4 |
| Operating lease | **141.9** | 33.5 | 55.6 | 20.5 | 32.3 |
| Capital lease | **0.1** | 0.1 | – | – | – |
| Capital commitments | **180.9** | 92.3 | 88.6 | – | – |

The capital commitments relate mostly to the construction costs and contractors' compensations for the construction of the new headquarters and research center in Geneva, which is expected to be completed by the end of 2006. Given our ability to generate consistent and significant operating cash flow, we do not anticipate difficulty in renegotiating our borrowings should this be necessary.

In addition to the amounts disclosed above, we have a number of commitments under collaborative agreements as described in note 32 to the consolidated financial statements. As part of these agreements we have made commitments to make research and development payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. We do not consider any single collaborative agreement to be a sufficiently large commitment that it could impair significantly our financial condition. In the unlikely event that all the collaborators were to achieve all the contractual milestones, we would be required to pay approximately $726.3 million. The exact timing of eventual payments is uncertain, but it would be over a period of ten years.

Assets with an original cost of $30.7 million as of December 31, 2004 (2003: $65.1 million) have been pledged as security against long-term financial debts and certain unused long-term line of credits.

**Inflation**

Our results in recent years have not been significantly affected by inflation or changes in prices related to inflation.

# Quantitative and qualitative disclosures about market risk

We are exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of our investments in financial assets and equity securities. These exposures are actively managed by the Serono treasury group in accordance with a written policy approved by the Board of Directors and subject to internal controls. Our objective is to minimize, where we deem appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of our investments in financial assets and equity securities. It is our policy to use a variety of derivative financial instruments to manage the volatility relating to these exposures, and to enhance the yield on our investment in financial assets. We do not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities of the group. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

## 1. Foreign exchange exposure

We present our consolidated financial statements in US dollar. As a consequence of the global nature of our business, we are exposed to foreign currency exchange rate movements, primarily in European, Asian and Latin American countries. We enter into various contracts that change in value as foreign currency exchange rates change, to preserve the value of assets, commitments and anticipated transactions. Typically we use foreign currency options and forward foreign exchange contracts to hedge certain anticipated net revenues in currencies other than the US dollar. Net investments in Serono affiliates with a functional currency other than the US dollar are of a long-term nature and we do not hedge such foreign currency translation exposures, other than in circumstances where the currencies are particularly volatile and could lead to unforeseen impacts on earnings and cash flows of the Serono group.

Our product sales and operating expenses (comprising selling, general and administrative and research and development) by currencies are as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2004 % | 2003 % | 2002 % |
| Product sales | | | |
| In US dollar | 49 | 47 | 46 |
| In Euro | 34 | 36 | 37 |
| In other currencies | 17 | 17 | 17 |
| Total | 100 | 100 | 100 |
| Operating expenses (SG&A and R&D) | | | |
| In US dollar | 39 | 37 | 34 |
| In Swiss franc | 28 | 29 | 30 |
| In Euro | 23 | 23 | 27 |
| In other currencies | 10 | 11 | 9 |
| Total | 100 | 100 | 100 |

During 2004, the US dollar weakened against most major currencies, including the Swiss franc and the Euro, which are our most important non-US dollar currencies. This weakening resulted in a total positive currency effect on product sales of 4.6%, which was largely offset by a negative currency effect on operating expenses of 4.4%. The net impact on net income was a positive 3.5% in 2004 (positive 6.0% in 2003). This was primarily due to the strength of the Euro, the currency in which we have the largest proportion of non-US dollar revenues, against the Swiss franc, the currency in which we have the largest proportion of non-US dollar costs.

The primary purpose of our currency exchange risk management is to achieve stable and predictable cash flows. Consequently, our current policy is to enter into foreign currency options and forward foreign currency exchange contracts to cover the currency risk associated with existing assets, liabilities and other contractually agreed transactions (typically up to two months forward), as well as a portion of the currency risk associated with transactions that we anticipate conducting within the following six months. We use foreign currency options and forward foreign currency exchange contracts that are contracted with banks, which in most cases have credit ratings of A or higher, and that have a maximum maturity of twelve months.

## 2. Interest rate exposure

We manage our exposure to interest rate risk through the relative proportions of fixed rate debt and floating rate debt, as well as the maturity profile of our fixed rate financial assets. Net financial income earned on the group's net financial assets is generally affected by changes in the level of interest rates, principally the US dollar interest rate. We manage our exposure to fluctuations in net financial income by making investments in high quality financial assets that pay a fixed interest rate until maturity. Interest rate swaps are also used to limit the impact of fluctuating interest rates on both financial income and financial expense.

## 3. Counterparty risk

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. We limit our issuer risk by buying debt securities which are at least A rated. We reduce our settlement and credit risk by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. We do not expect any losses due to non-performance by these counterparties, and our diverse portfolio of investments limits our exposure to any single counterparty or sector.

## 4. Equity price risk

We are exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Our equity investments are typically related to collaboration agreements with other biotechnology and research companies. Equity securities are not purchased as part of our normal day-to-day management of financial assets managed by the group treasury department, with the exception of shares that are acquired under our Share Buy Back Plans.

## 5. Commodities

The Serono group has very limited exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodities prices may alter our gross margin but, due to our limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the group's earnings.

## 6. Sensitivity analysis

The table below presents the changes in fair values of our financial instruments in response to hypothetical changes in exchange or interest rates. The analysis shows forward-looking projections of changes in fair value assuming certain adverse market conditions. This is a method used to assess and mitigate risk and should not be considered as a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and could cause losses to exceed the amounts projected. For those financial instruments which are sensitive to changes in interest rates, we have calculated the potential change in the fair value resulting from an immediate hypothetical one percent increase or decrease in the yield curves from their levels as of December 31, 2004, with all other variables remaining constant.

For those financial instruments which are sensitive to changes in foreign currency exchanges rates, we have calculated the potential change in the fair value resulting from an immediate hypothetical ten percent weakening or rising in the US dollar against all other currencies from their levels as of December 31, 2004, with all other variables remaining constant. For those financial instruments that are sensitive to changes in equity prices as they are listed on stock exchanges, we have estimated the potential change in the fair value resulting from an immediate hypothetical ten percent decrease in the quoted market prices from their levels as of December 31, 2004, with all other variables remaining constant. The fair values of financial instruments are quoted market prices or, if not available, net present values estimated by discounting future cash flows. For illustrative purposes, only unfavorable variances are shown in the sensitivity analysis below, although movements in interest rates, foreign currency exchange rates or equity prices can also result in favorable variances.

| | | Fair value changes arising from | | | | |
|---|---|---|---|---|---|---|
| (US dollar equivalents in thousands) | Fair value as of December 31, 2004 | 1% increase in interest rates (unfavorable) | 1% decrease in interest rates (unfavorable) | 10% rising in US dollar against other currencies (unfavorable) | 10% weakening in US dollar against other currencies (unfavorable) | 10% decrease in equity price (unfavorable) |
| Short-term bank deposits included in cash and cash equivalents | **212,746** | (32) | – | (1,537) | – | – |
| Available-for-sale debt securities | **1,563,196** | (15,249) | – | – | – | – |
| Available-for-sale equity securities | **150,833** | – | – | (719) | – | (14,692) |
| Financial debts, excluding convertible bond | **(166,815)** | – | (276) | – | (15,123) | – |
| Convertible bond | **(523,179)** | – | (20,491) | – | (58,131) | – |
| Forward foreign exchange contracts | **7,230** | – | – | – | (18,285) | – |
| Foreign currency options | **1,065** | – | – | (3,151) | – | – |
| Interest rate swaps – fair value hedges | **(1,728)** | – | (93) | – | – | – |
| Interest rate swaps – cash flow hedges | **(13,717)** | – | (22,629) | – | – | – |

Our exposure to interest rate risk is primarily related to our investments in debt securities, the convertible bond, and the financing related to the construction of the new headquarters and research center in Geneva. The majority of our debt securities consist of fixed-rate investments in rated Eurobonds denominated in US dollars with maturities up to three years and short-term money market funds. A sensitivity analysis indicates that a one percent increase in interest rates as of December 31, 2004 would unfavorably impact the net aggregated fair value of those securities by $15.2 million, while a one percent decrease in interest rates would unfavorably impact the fair value of our convertible bond by $20.5 million. The group has entered into interest rate swaps to fix the cost of the anticipated post completion financing linked to the new headquarters and research project. The current fair value of this swap is negative $13.7 million and the adverse impact of a one percent decrease in interest rates would unfavorably impact the value of the swap by $22.7 million.

Our financial assets are primarily denominated in US dollars, the market values of which are not significantly impacted by changes in foreign exchange rates. However, changes in foreign exchange rates would have a more significant impact on the fair value of our Swiss franc denominated convertible bond, the Swiss franc borrowings related to the Geneva headquarters and research center project and other borrowings denominated in currencies other than US dollars. The value of our financial debts, including our convertible bond, would increase by $73.3 million if the US dollar devalued by ten percent.

The group has investments in available-for-sale equity securities. We classify all such investments as long-term financial assets. The fair value of these investments is $150.8 million. The majority of these investments are listed on stock exchanges. If the market price of the traded equity securities were to decrease by ten percent, the fair value would decrease by $14.7 million.

# Audit Committee's report

The Audit Committee reviews the company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that the company's consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by International Standard on Auditing 260 "Communication of Audit Matters with Those Charged with Governance" and the AICPA Statement of Auditing Standards No. 61, Communication With Audit Committees. In addition, the Committee has discussed with the independent auditors the auditors' independence from the company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be submitted to the Annual Shareholders' Meeting on April 26, 2005 and included in the company's Annual Report on Form 20-F for the year ended December 31, 2004, for filing with the Securities and Exchange Commission. The Committee and the Board also have recommended, subject to shareholder approval, the selection of the company's independent auditors.



**Sergio Marchionne**
Chairman, Audit Committee
Geneva, January 25, 2005

# Report of the group auditors

### To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes) included on pages 54 to 95 of Serono S.A. for the year ended December 31, 2004.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.


PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers S.A.**




**M. Aked** **H-J. Hofer**
Geneva, January 31, 2005

# Consolidated income statements

| Year ended December 31 | Notes | 2004 US$000 | 2003 US$000 | 2002 US$000 |
|---|---|---|---|---|
| Revenues | | | | |
| Product sales | 3 | **2,177,949** | 1,858,009 | 1,423,130 |
| Royalty and license income | 3 | **280,101** | 160,608 | 114,705 |
| Total revenues | 3 | **2,458,050** | 2,018,617 | 1,537,835 |
| Operating expenses | | | | |
| Cost of product sales | | **304,111** | 279,619 | 223,751 |
| Selling, general and administrative | | **807,940** | 636,823 | 504,248 |
| Research and development | | **594,802** | 467,779 | 358,099 |
| Restructuring | | **–** | – | 16,303 |
| Other operating expense, net | 4 | **227,096** | 199,476 | 85,811 |
| Total operating expenses | | **1,933,949** | 1,583,697 | 1,188,212 |
| Operating income | | **524,101** | 434,920 | 349,623 |
| Financial income, net | 5 | **63,281** | 44,018 | 36,476 |
| Other expense, net | 6 | **629** | 19,743 | 1,658 |
| Total non-operating income, net | | **62,652** | 24,275 | 34,818 |
| Income before taxes and minority interests | | **586,753** | 459,195 | 384,441 |
| Taxes | 8 | **90,947** | 68,905 | 63,127 |
| Income before minority interests | | **495,806** | 390,290 | 321,314 |
| Minority interests | | **1,653** | 327 | 536 |
| Net income | | **494,153** | 389,963 | 320,778 |

| | | US$ | US$ | US$ |
|---|---|---|---|---|
| Basic earnings per share | | | | |
| Bearer shares | 9 | **32.35** | 24.63 | 20.07 |
| Registered shares | 9 | **12.94** | 9.85 | 8.03 |
| American depositary shares | 9 | **0.81** | 0.62 | 0.50 |
| Diluted earnings per share | | | | |
| Bearer shares | 9 | **32.29** | 24.59 | 20.04 |
| Registered shares | 9 | **12.92** | 9.84 | 8.02 |
| American depositary shares | 9 | **0.81** | 0.61 | 0.50 |

The accompanying notes form an integral part of these financial statements.

# Consolidated balance sheets

| As of December 31 | Notes | 2004 US$000 | 2003 US$000 |
|---|---|---|---|
| ASSETS | | | |
| Current assets | | | |
| Cash and cash equivalents | 10 | **275,979** | 1,003,972 |
| Short-term financial assets | 17 | **784,999** | 434,810 |
| Trade accounts receivable | 11 | **427,935** | 318,388 |
| Inventories | 12 | **326,937** | 319,820 |
| Prepaid expenses and other current assets | 13 | **237,205** | 220,334 |
| Total current assets | | **2,053,055** | 2,297,324 |
| Non-current assets | | | |
| Tangible fixed assets | 14 | **799,878** | 701,453 |
| Intangible assets | 15 | **290,558** | 259,626 |
| Deferred tax assets | 16 | **198,467** | 169,693 |
| Long-term financial assets | 17 | **929,030** | 1,104,333 |
| Other long-term assets | | **133,302** | 39,174 |
| Total non-current assets | | **2,351,235** | 2,274,279 |
| Total assets | | **4,404,290** | 4,571,603 |
| LIABILITIES | | | |
| Current liabilities | | | |
| Trade and other payables | 18 | **426,616** | 338,862 |
| Short-term financial debts | 19 | **34,527** | 51,224 |
| Income taxes | | **166,861** | 146,086 |
| Deferred income – current | | **33,128** | 47,200 |
| Other current liabilities | 21 | **208,071** | 170,019 |
| Total current liabilities | | **869,203** | 753,391 |
| Total non-current liabilities | | | |
| Long-term financial debts | 19/20 | **640,892** | 532,022 |
| Deferred tax liabilities | 16 | **24,242** | 15,919 |
| Deferred income – non-current | | **157,004** | 174,911 |
| Provisions and other long-term liabilities | 22/23 | **261,728** | 213,556 |
| Total non-current liabilities | | **1,083,866** | 936,408 |
| Total liabilities | | **1,953,069** | 1,689,799 |
| Minority interests | | **3,343** | 1,614 |
| SHAREHOLDERS' EQUITY | | | |
| Share capital | 24 | **254,420** | 253,895 |
| Share premium | | **1,023,125** | 1,002,991 |
| Treasury shares | 25 | **(987,489)** | (157,642) |
| Retained earnings | 26 | **2,064,499** | 1,669,700 |
| Fair value and other reserves | | **23,482** | 22,711 |
| Cumulative foreign currency translation adjustments | | **69,841** | 88,535 |
| Total shareholders' equity | | **2,447,878** | 2,880,190 |
| Total liabilities, minority interests and shareholders' equity | | **4,404,290** | 4,571,603 |

The accompanying notes form an integral part of these financial statements.

# Consolidated statements of changes in equity

| | Notes | Share capital US$000 | Share premium US$000 | Treasury shares US$000 | Retained earnings US$000 | Fair value and other reserves US$000 | Cumulative foreign currency translation adjustments US$000 | Total US$000 |
|---|---|---|---|---|---|---|---|---|
| **Balance as of January 1, 2002** | | **253,137** | **975,335** | **(9,222)** | **1,108,086** | **(25,135)** | **(83,287)** | **2,218,914** |
| Purchase of treasury shares | | – | – | (117,422) | – | – | – | **(117,422)** |
| Issue of share capital | | 279 | 13,806 | 184 | – | – | – | **14,269** |
| Net income | | – | – | – | 320,778 | – | – | **320,778** |
| Dividend – bearer shares | | – | – | – | (46,637) | – | – | **(46,637)** |
| Dividend – registered shares | | – | – | – | (17,601) | – | – | **(17,601)** |
| Fair value adjustments on available-for-sale investments | | – | – | – | – | (19,672) | – | **(19,672)** |
| Translation effects | | – | – | – | – | – | 108,569 | **108,569** |
| **Balance as of December 31, 2002** | | **253,416** | **989,141** | **(126,460)** | **1,364,626** | **(44,807)** | **25,282** | **2,461,198** |
| | | | | | | | | |
| **Balance as of January 1, 2003** | | **253,416** | **989,141** | **(126,460)** | **1,364,626** | **(44,807)** | **25,282** | **2,461,198** |
| Purchase of treasury shares | 25 | – | – | (42,026) | – | – | – | **(42,026)** |
| Issue of share capital | 27/28 | 479 | 13,725 | 10,844 | – | – | – | **25,048** |
| Issue of call options on Serono shares | | – | 125 | – | 820 | – | – | **945** |
| Issue of convertible debt | 20 | – | – | – | – | 24,605 | – | **24,605** |
| Net income | | – | – | – | 389,963 | – | – | **389,963** |
| Dividend – bearer shares | 26 | – | – | – | (61,849) | – | – | **(61,849)** |
| Dividend – registered shares | 26 | – | – | – | (23,860) | – | – | **(23,860)** |
| Fair value adjustments on available-for-sale investments | | – | – | – | – | 25,903 | – | **25,903** |
| Recognition of unrealized loss on available-for-sale investments | 6 | – | – | – | – | 11,265 | – | **11,265** |
| Sale of available-for-sale investments | 6 | – | – | – | – | 5,745 | – | **5,745** |
| Translation effects | | – | – | – | – | – | 63,253 | **63,253** |
| **Balance as of December 31, 2003** | | **253,895** | **1,002,991** | **(157,642)** | **1,669,700** | **22,711** | **88,535** | **2,880,190** |
| | | | | | | | | |
| **Balance as of January 1, 2004** | | **253,895** | **1,002,991** | **(157,642)** | **1,669,700** | **22,711** | **88,535** | **2,880,190** |
| Purchase of treasury shares | 25 | – | – | (833,148) | – | – | – | **(833,148)** |
| Issue of share capital | 27/28 | 525 | 20,134 | 3,301 | – | – | – | **23,960** |
| Net income | | – | – | – | 494,153 | – | – | **494,153** |
| Dividend – bearer shares | 26 | – | – | – | (71,096) | – | – | **(71,096)** |
| Dividend – registered shares | 26 | – | – | – | (28,258) | – | – | **(28,258)** |
| Fair value adjustments on available-for-sale investments | | – | – | – | – | 14,488 | – | **14,488** |
| Fair value adjustments on financial instruments | 30 | – | – | – | – | (13,717) | – | **(13,717)** |
| Translation effects | | – | – | – | – | – | (18,694) | **(18,694)** |
| **Balance as of December 31, 2004** | | **254,420** | **1,023,125** | **(987,489)** | **2,064,499** | **23,482** | **69,841** | **2,447,878** |

*The accompanying notes form an integral part of these financial statements.*

# Consolidated statements of cash flows

| Year ended December 31 | Notes | 2004 US$000 | 2003 US$000 | 2002 US$000 |
|---|---|---|---|---|
| Income before taxes and minority interests | | **586,753** | 459,195 | 384,441 |
| Reversal of non-cash items | | | | |
| Depreciation and amortization | 3 | **145,221** | 135,607 | 100,552 |
| Financial income | 5 | **(68,174)** | (49,815) | (64,645) |
| Unrealized foreign exchange result | | **(39,137)** | (14,671) | (15,868) |
| Financial expense | | **17,440** | 4,884 | 10,643 |
| Loss on available-for-sale investments | 6 | **–** | 20,149 | – |
| Other non-cash items | | **(52,248)** | (16,647) | 17,233 |
| Cash flow from operating activities before working capital changes | | **589,855** | 538,702 | 432,356 |
| Working capital changes | | | | |
| Trade and other payables, other current liabilities and deferred income | | **127,946** | 104,497 | 208,341 |
| Trade accounts receivable and other receivables | | **(141,160)** | (34,245) | (3,968) |
| Inventories | | **24,216** | (7,265) | (16,752) |
| Prepaid expenses and other current assets | | **(28,253)** | 30,818 | (25,482) |
| Taxes paid | | **(100,895)** | (89,648) | (62,513) |
| Net cash flow from operating activities | | **471,709** | 542,859 | 531,982 |
| Purchase of subsidiary, net of cash acquired | 2 | **–** | (9,651) | (115,092) |
| Proceeds from disposal of subsidiary, net of cash disposed | 2 | **–** | – | 6,628 |
| Purchase of tangible fixed assets | | **(178,919)** | (162,527) | (99,144) |
| Proceeds from disposal of tangible fixed assets | | **5,569** | 11,081 | 10,488 |
| Purchase of intangible and other long-term assets | | **(54,932)** | (30,813) | (25,194) |
| Purchase of financial assets | | **(849,066)** | (439,669) | (860,407) |
| Proceeds from sale of financial assets | | **654,628** | 8,058 | 344,362 |
| Interest received | | **100,596** | 67,324 | 48,005 |
| Net cash flow used for investing activities | | **(322,124)** | (556,197) | (690,354) |
| Purchase of treasury shares | 25 | **(811,677)** | (42,026) | (117,422) |
| Proceeds from issue of share capital | | **10,333** | 13,105 | 11,610 |
| Proceeds from exercise of stock options | 27 | **2,163** | 7,536 | 1,454 |
| Proceeds from issue of call options on Serono shares | | **–** | 945 | – |
| Proceeds from issue of convertible bond | 20 | **–** | 444,820 | – |
| Proceeds from issue of financial debts | | **48,661** | 53,948 | – |
| Repayments of financial debts | | **(17,526)** | (50,182) | (112,132) |
| Other non-current liabilities | | **(6,699)** | (15,717) | (10,257) |
| Interest paid | | **(4,215)** | (4,361) | (8,121) |
| Dividends paid | 26 | **(99,354)** | (85,709) | (64,238) |
| Net cash flow used for financing activities | | **(878,314)** | 322,359 | (299,106) |
| Effect of exchange rate changes on cash and cash equivalents | | **736** | 8,918 | 12,420 |
| Change in cash and cash equivalents | | **(727,993)** | 317,939 | (445,058) |
| Cash and cash equivalents | | | | |
| At beginning of year | 10 | **1,003,972** | 686,033 | 1,131,091 |
| At end of year | 10 | **275,979** | 1,003,972 | 686,033 |

The accompanying notes form an integral part of these financial statements.

# Notes to the consolidated financial statements

## 1. Summary of significant accounting policies

### 1.1 Basis of preparation

The consolidated financial statements of the Serono group ("group" or "Serono") have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention as modified by available-for-sale financial assets and certain financial assets and liabilities (including derivative instruments) at fair value. In view of the international nature of the group's activities and due to the fact that more of the group's revenues are denominated in US dollars than in any other single currency, the consolidated financial statements are presented in that currency.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of the more significant estimates include accruals and provisions for fiscal and legal claims, sales provisions and returns, and inventory obsolescence. Actual results could differ from those estimates.

There were no new or revised standards or interpretations that became effective during 2004 and have been adopted by the group.

### 1.2 Consolidation

The consolidated financial statements include all companies in which the group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control, unless they are held on a temporary basis. Companies are included in the consolidation as from the date on which control is transferred to the group, while companies sold are excluded from the consolidation as from the date that control ceases. The purchase method is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the company acquired is recorded as goodwill (note 1.15). The proportion of the net assets and income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively. Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Investments in companies over which the group is able to exercise significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control, are accounted for by using the equity method. Such investments are initially recognized at cost and subsequently adjusted for the group's share of net income and equity.

### 1.3 Foreign currencies

Assets and liabilities of group companies are translated into US dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. The translation adjustments resulting from exchange rate movements are accumulated in shareholders' equity. On disposal of the group company, such translation differences are recognized in the income statement as part of the gain or loss on sale. Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity's net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders' equity.

### 1.4 Revenue recognition

Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer. Revenue from the sales of products is reported net of sales and value added taxes, rebates and discounts and after eliminating sales within the group. Provisions for rebates and discounts are recognized in the same period that the related sales are recorded, based on the contract terms and historical experience. Provisions for product returns are made based on historical trends and specific knowledge of any customer's intent to return products. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Interest income is recognized as earned unless collectibility is in doubt. Revenue from the rendering of services is recognized as the service is rendered over the contract period and reported as part of revenue from the sale of products.

### 1.5 Research and development

Research and development costs are expensed as incurred. The group considers that regulatory and other uncertainties inherent in the development of its new products preclude it from capitalizing development costs. Tangible fixed assets used for research and development purposes are capitalized and depreciated in accordance with the group's depreciation policy (note 1.12).

### 1.6 Collaborative agreements

Milestone and signing payments, payable under collaborative research and development or marketing agreements, are charged directly to research and development expense, unless there is significant evidence that all of the criteria for capitalization, as prescribed by IAS 38, "Intangible Assets", are met. Acquired projects which have achieved technical feasibility, usually signified by regulatory body approval, are capitalized, as it is probable that the costs will give rise to future economic benefits. In this case, the costs are capitalized and amortized as technology rights included in intangible assets (note 1.15). Receipts of upfront payments and other similar non-refundable payments relating to the sale or licensing of products or technology are initially reported as deferred income and recognized as income over the period of the collaboration on a straight-line basis.

### 1.7 Employee benefits

**Pension obligations**

The group operates a number of defined benefit and defined contribution plans, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant group companies, taking into consideration the recommendations of independent qualified actuaries. For defined benefit plans, the group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service costs. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees' projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees. The group's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

**Stock option plan**

Stock options are granted to senior management and members of the Board of Directors. A compensation charge, being the difference between the market price of the bearer shares and American depository shares of Serono S.A. stock and the exercise price of the stock options, is calculated at the date the options are granted. This charge is recognized over the stock option's vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

**Share purchase plans**

The group operates share purchase plans for employees and members of the Board of Directors. Contributions received from employees and directors are recorded as other current liabilities. Compensation cost related to the plans is calculated based on the difference between the price paid by employees and directors and the market value of the share on date of purchase, which is recognized as expense.

**Other employee benefits**

Salaries, wages, social contributions and other benefits are recognized on an accrual basis in the personnel expenses in the year in which the employees render the associated services.

## 1.8 Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes, as well as other taxes, principally those to be paid on capital and property. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on tangible fixed assets, provision for inventory, elimination of unrealized intercompany profits, tax losses carried forward and research and development tax credits carried forward. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

## 1.9 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits with banks that have a maturity of three months or less from the date of acquisition and which are readily convertible to known amounts of cash. This definition is also used for the consolidated statements of cash flows. Bank overdrafts are included in bank advances within short-term financial debts.

## 1.10 Trade accounts receivable

Trade accounts receivable are carried at the original invoice amount less provisions made for doubtful accounts. Provisions for doubtful accounts are established when there is objective evidence that the group will not be able to collect all amounts due and are estimated based on a review of all outstanding invoice amounts. Bad debts are written off, through selling expense, in the year they are identified.

## 1.11 Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is calculated on a FIFO basis. The cost of work-in-progress and finished goods inventories includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the costs of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

## 1.12 Tangible fixed assets

Tangible fixed assets are initially recorded at cost of acquisition or construction cost and are depreciated on a straight-line basis over the following estimated useful lives:

| | |
|---|---|
| Buildings | 20-40 years |
| Machinery and equipment | 3-10 years |
| Furniture and Fixtures | 6-10 years |
| Leasehold improvement | over life of lease |

Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of tangible fixed assets capitalized during construction. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Subsequent expenditure on an item of tangible fixed assets is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of tangible fixed assets are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements.

## 1.13 Leases

Leases of tangible fixed assets under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as tangible fixed assets. The tangible fixed assets acquired under finance leases are depreciated over the shorter of the useful life of the asset in accordance with the group's depreciation policy (note 1.12) and the lease term. The corresponding liabilities, net of financing charges, are included in the current and long-term portions of financial debts. The interest element of the financing cost is charged to the income statement over the lease period. Leases under which the lessor effectively retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

## 1.14 Financial assets

The group has classified all its investments in debt and equity securities as available-for-sale securities, as they are not acquired to generate profit from short-term fluctuations in price. Available-for-sale securities are reported as short-term and long-term financial assets, depending on their remaining maturities. Purchases and sales of investments are recognized on the trade date, which is the date that the group commits to purchase or sell an asset. Investments are initially recognized at purchase cost including transaction costs and subsequently carried at fair value. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recognized in equity. When the available-for-sale investments are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in equity are included in the income statement for the period. The fair values of marketable investments that are traded in active markets are determined by reference to stock exchange quoted bid prices.

## 1.15 Intangible assets

### Technology rights and patents

Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the group and the cost can be measured reliably. Technology rights and patents are amortized on a straight-line basis over their estimated useful lives.

### Goodwill

Goodwill represents the excess of the acquisition cost over the group's share of the fair value of the net assets acquired, at the date of acquisition. Goodwill and fair value adjustments are treated as assets and liabilities of the group. Goodwill on acquisitions is capitalized as an intangible asset at the date of acquisition and amortized on a straight-line basis over its estimated useful life, which, in the case of a biotechnology business, may exceed five years but which does not exceed 20 years. The estimated useful life of goodwill is determined based on its evaluation of the respective company at the time of acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired company. Goodwill related to acquisitions occurring prior to January 1, 1995 has been fully charged to retained earnings and has not been retroactively capitalized and amortized.

### Software development

Costs associated with developing or maintaining computer software are expensed as incurred. However, costs that are directly associated with an identifiable and unique asset controlled by the group, and that will probably generate economic benefits exceeding costs beyond one year, are capitalized as intangible assets and amortized on a straight-line basis over their useful lives, not exceeding a period of three years. Direct costs include the salaries and wages of the development team and an appropriate portion of relevant overheads.

## 1.16 Impairment of long-lived assets

Tangible fixed assets and other non-current assets, including goodwill and intangible assets, are reviewed at least annually for impairment losses, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. Value in use is calculated based on estimated future cash flows expected to result from the use of the asset and its eventual disposition, discounted using an appropriate long-term pre-tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

## 1.17 Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on whether the derivative is designated to hedge a specific risk and qualifies for hedge accounting. The group designates certain derivatives which qualify as hedges for accounting purposes as either a hedge of the fair value of recognized assets or liabilities (fair value hedge) or as a hedge of a forecasted transaction or a firm commitment (cash flow hedge). The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets. The group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

### Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

### Cash flow hedge

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as revenue or expense in the same period in which the forecasted transaction affects the income statement. When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

**Derivatives that do not qualify for hedge accounting**
Certain derivatives transactions do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement as part of the financial result. The fair value of publicly traded derivatives is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

### 1.18 Provisions
Provisions are recognized by the group when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Restructuring provisions are recorded in the period in which management has committed to a plan and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

### 1.19 Financial debts
Financial debts are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, financial debts are stated at amortized cost using the effective yield method; any difference between the proceeds and the redemption value is recognized in the income statement in the period of the borrowings. Financial debts are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a non-current liability on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

### 1.20 Share capital
The authorized and the conditional share capital have been translated into US dollars, for information purposes only, at the appropriate year-end exchange rates. Issued and fully paid share capital has been translated at the prevailing exchange rate on the date of issuance.

Treasury shares are presented as a deduction from equity at cost and are presented as separate items within shareholders' equity. Differences between this amount and the eventual amount received upon reissue are recorded in share premium. Dividends are recorded in the group's financial statements in the period in which they are approved by the company's shareholders.

### 1.21 Segment reporting
The group's primary reporting format for segment reporting is geographical segments and the secondary reporting format is business segment. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. The risk and return of the group's operations are primarily determined by the geographical location of the operations. This is reflected by the group's organizational structure and internal financial reporting system.

### 1.22 Comparatives
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

## 2. Acquisitions and disposals
**Acquisitions and disposals 2004**
There were no acquisitions or disposals during 2004.

**Acquisitions and disposals 2003**
During 2003 the group completed the acquisition of Genset S.A., a genomic-based biotechnology company. The acquisition was accounted for under the purchase method. Genset S.A. was acquired for aggregated cash considerations paid of $149.7 million and the assumption of $6.4 million in financial debts. The related goodwill arising on the acquisition of Genset S.A. was $83.2 million, which is amortized over 20 years. The carrying amount of the goodwill arising on the acquisition of Genset S.A. as of December 31, 2004, was $72.2 million (2003: $76.3 million). There were no disposals during 2003.

## 3. Segment information

### Primary reporting format – geographical segments

Year ended December 31, 2004

| | Notes | Europe US$000 | North America US$000 | Middle East, Africa and Eastern Europe US$000 | Asia-Pacific, Oceania and Japan US$000 | Latin America US$000 | Unallocated[1] US$000 | Total US$000 |
|---|---|---|---|---|---|---|---|---|
| Product sales[2] | | 895,184 | 837,903 | 196,284 | 137,453 | 111,125 | – | **2,177,949** |
| Royalty and license income[3] | | 243,673 | 6,755 | 29,673 | – | – | – | **280,101** |
| Total revenues | | **1,138,857** | **844,658** | **225,957** | **137,453** | **111,125** | – | **2,458,050** |
| Operating income[4] | | 568,650 | 403,370 | 41,888 | 43,543 | 52,955 | (115,782) | **994,624** |
| Corporate research and development expenses | | – | – | – | – | – | (470,523) | **(470,523)** |
| Operating income | | | | | | | | **524,101** |
| Total assets[5] | | **1,902,936** | **274,235** | **97,021** | **68,588** | **66,506** | **1,995,004** | **4,404,290** |
| Total liabilities[6] | | **974,614** | **131,384** | **80,596** | **30,574** | **15,605** | **720,296** | **1,953,069** |
| Other segment items | | | | | | | | |
| Additions to tangible fixed assets[7] | 14 | 137,405 | 10,421 | 1,572 | 1,365 | 741 | – | **151,504** |
| Additions to intangible assets[7] | 15 | 67,407 | – | – | – | – | – | **67,407** |
| Depreciation | 14 | 84,645 | 9,341 | 9,976 | 1,560 | 882 | 18 | **106,422** |
| Amortization | 4 | 37,088 | 794 | 917 | – | – | – | **38,799** |
| Financial income | 5 | 13,607 | 363 | 449 | 73 | 42 | 53,640 | **68,174** |
| Financial expense | 5 | (7,128) | (225) | (279) | (553) | (1,732) | (14,118) | **(24,035)** |

Year ended December 31, 2003

| | Notes | Europe US$000 | North America US$000 | Middle East, Africa and Eastern Europe US$000 | Asia-Pacific, Oceania and Japan US$000 | Latin America US$000 | Unallocated[1] US$000 | Total US$000 |
|---|---|---|---|---|---|---|---|---|
| Product sales[2] | | 796,802 | 694,257 | 151,190 | 116,919 | 98,841 | – | 1,858,009 |
| Royalty and license income[3] | | 149,377 | 1,283 | 9,941 | 7 | – | – | 160,608 |
| Total revenues | | 946,179 | 695,540 | 161,131 | 116,926 | 98,841 | – | 2,018,617 |
| Operating income[4] | | 494,455 | 361,194 | 38,398 | 25,314 | 45,055 | (152,698) | 811,718 |
| Corporate research and development expenses | | – | – | – | – | – | (376,798) | (376,798) |
| Operating income | | | | | | | | 434,920 |
| Total assets[5] | | 1,691,985 | 153,287 | 113,650 | 57,693 | 51,988 | 2,503,000 | 4,571,603 |
| Total liabilities[6] | | 797,144 | 102,206 | 27,133 | 45,984 | 12,366 | 704,966 | 1,689,799 |
| Other segment items | | | | | | | | |
| Additions to tangible fixed assets[7] | 14 | 170,610 | 7,957 | 4,201 | 1,922 | 317 | 38 | 185,045 |
| Additions to intangible assets[7] | 15 | 54,982 | – | – | – | – | – | 54,982 |
| Depreciation | 14 | 82,363 | 6,617 | 4,898 | 8,618 | 924 | 9 | 103,429 |
| Amortization | 4 | 30,467 | 794 | 917 | – | – | – | 32,178 |
| Financial income | 5 | 2,445 | 378 | 674 | 61 | 73 | 46,184 | 49,815 |
| Financial expense | 5 | (7,062) | (154) | (404) | (560) | (3,303) | (1,480) | (12,963) |

## 3. Segment information (continued)

### Primary reporting format – geographical segments (continued)

| | Notes | Year ended December 31, 2002 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Europe US$000 | North America US$000 | Middle East, Africa and Eastern Europe US$000 | Asia-Pacific, Oceania and Japan US$000 | Latin America US$000 | Unallocated[1] US$000 | Total US$000 |
| Product sales[2] | | 620,366 | 479,553 | 107,585 | 106,345 | 109,281 | – | 1,423,130 |
| Royalty and license income[3] | | 113,332 | 868 | 500 | 5 | – | – | 114,705 |
| Total revenues | | 733,698 | 480,421 | 108,085 | 106,350 | 109,281 | – | 1,537,835 |
| Operating income[4] | | 308,621 | 345,398 | 53,459 | 31,495 | 62,769 | (127,245) | 674,497 |
| Corporate research and development expenses | | – | – | – | – | – | (324,874) | (324,874) |
| Operating income | | | | | | | | 349,623 |
| Total assets[5] | | 1,400,887 | 171,968 | 80,993 | 55,308 | 52,152 | 1,722,970 | 3,484,278 |
| Total liabilities[6] | | 665,222 | 91,705 | 34,137 | 60,241 | 22,114 | 148,496 | 1,021,915 |
| Other segment items | | | | | | | | |
| Additions to tangible fixed assets[7] | | 102,219 | 12,011 | 7,028 | 1,155 | 2,911 | – | 125,324 |
| Additions to intangible assets[7] | | 133,831 | 5,000 | – | – | – | – | 138,831 |
| Depreciation | | 61,212 | 8,223 | 4,471 | 1,983 | 1,872 | – | 77,761 |
| Amortization | 4 | 21,263 | 409 | 917 | – | 202 | – | 22,791 |
| Restructuring | | 12,420 | – | – | – | 3,883 | – | 16,303 |
| Financial income | 5 | 14,224 | 258 | 677 | 27 | 146 | 49,313 | 64,645 |
| Financial expense | 5 | (6,039) | (163) | (324) | (730) | (3,341) | (46) | (10,643) |

The following countries contributed to more than 5% of total revenues, capital expenditures or allocated assets:

| | Total revenues[2,3] Year ended December 31 | | | Capital expenditures[7] Year ended December 31 | | | Allocated assets[5] As of December 31 | |
|---|---|---|---|---|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 | **2004 US$000** | 2003 US$000 | 2002 US$000 | **2004 US$000** | 2003 US$000 |
| Switzerland | **205,997** | 115,269 | 87,039 | **149,564** | 155,757 | 96,352 | **1,197,631** | 947,153 |
| US | **764,580** | 630,477 | 426,188 | **10,303** | 7,921 | 16,715 | **257,942** | 153,200 |
| Germany | **216,454** | 228,579 | 161,095 | **40** | 1,213 | 1,403 | **14,813** | 49,329 |
| Italy | **181,553** | 160,526 | 117,999 | **42,344** | 32,066 | 10,420 | **293,267** | 237,602 |
| France | **143,416** | 118,228 | 97,951 | **6,200** | 6,941 | 122,915 | **94,771** | 90,898 |
| Other | **946,050** | 765,538 | 647,563 | **10,460** | 36,129 | 16,350 | **550,862** | 590,421 |
| Total | **2,458,050** | 2,018,617 | 1,537,835 | **218,911** | 240,027 | 264,155 | **2,409,286** | 2,068,603 |

1 Unallocated items represent income, expenses, assets and liabilities of corporate coordination functions which are not directly attributable to specific geographical segments.
2 Product sales are allocated to the geographical segments based on the country in which the customer is located.
3 Royalty and license income is allocated to the geographical segments based on the country that receives the royalty.
4 Operating income is allocated to the geographical segments as recorded by the legal entities in the respective regions.
5 Assets are allocated to the geographical segments in which the assets are located. Unallocated assets represent primarily short-term and long-term financial assets and short-term bank deposits.
6 Unallocated liabilities include liabilities related to taxation and a convertible bond.
7 Additions to tangible fixed assets are allocated to the geographical segments in which the assets are located. Additions to intangible assets are allocated to the geographical segments in which the intangibles are held.

No other individual country contributed more than 5% of total revenues, capital expenditures or allocated assets.

## 3. Segment information (continued)

**Secondary reporting format – business segment**

The group operates in one business segment, namely human therapeutics. The human therapeutics business comprises over 95% of total revenues and shareholders' equity of the group. Therefore, results of operations, assets and liabilities, capital expenditures, depreciation and amortization, financial income and expense are reported on a consolidated basis for purposes of business segment reporting.

Product sales by therapeutic area consist of the following:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Rebif® | **1,090,583** | 819,376 | 548,806 |
| Novantrone® | **32,371** | 30,867 | 258 |
| Total neurology | **1,122,954** | 850,243 | 549,064 |
| Gonal-f® | **572,710** | 526,923 | 450,440 |
| Cetrotide® | **24,784** | 24,840 | 18,362 |
| Crinone® | **19,824** | 20,790 | 10,932 |
| Ovidrel® | **17,673** | 12,330 | 5,676 |
| Luveris® | **10,615** | 10,015 | 6,570 |
| Core infertility portfolio | **645,606** | 594,898 | 491,980 |
| Metrodin HP® | **15,855** | 24,760 | 50,146 |
| Pergonal® | **11,476** | 45,804 | 46,001 |
| Profasi® | **6,733** | 15,376 | 19,803 |
| Other products | **12,654** | 12,069 | 13,942 |
| Total reproductive health | **692,324** | 692,907 | 621,872 |
| Saizen® | **182,130** | 151,459 | 124,048 |
| Serostim® | **86,787** | 88,759 | 95,067 |
| Zorbtive™ | **835** | – | – |
| Total growth and metabolism | **269,752** | 240,218 | 219,115 |
| Raptiva® | **4,906** | – | – |
| Total dermatology | **4,906** | – | – |
| Other product sales[8] | **88,013** | 74,641 | 33,079 |
| Total product sales | **2,177,949** | 1,858,009 | 1,423,130 |

8 Other product sales include service revenues. Total service revenues earned in 2004 were $12.1 million (2003: $10.9 million and 2002: $8.6 million).

## 4. Other operating expense, net

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Royalty and license expense | **157,422** | 120,112 | 34,750 |
| Amortization of intangible and other long-term assets[1] | **30,921** | 30,425 | 22,791 |
| Litigation and legal costs | **20,646** | 25,690 | 13,314 |
| Other | **18,107** | 23,249 | 14,956 |
| Total other operating expense, net | **227,096** | 199,476 | 85,811 |

1 Amortization of intangible assets not included in other operating expense, net amounted to $7.9 million in 2004 ($1.7 million in 2003 and none in 2002) and was mainly reported as selling, general and administrative expense.

## 5. Financial income, net

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Financial income | **68,174** | 49,815 | 64,645 |
| Financial expense | **(24,035)** | (12,963) | (10,643) |
| Foreign currency gains/(losses) | **19,142** | 7,166 | (17,526) |
| Total financial income, net | **63,281** | 44,018 | 36,476 |

## 6. Other expense, net

Other expense, net includes transactions that are outside the core group business such as non-operating unrealized losses and losses on disposal of available-for-sale equity investments, donations to charitable and other foundations, rental income and expense earned and paid on certain leases. An unrealized loss on an available-for-sale equity investment of $16.1 million, that was considered to be other than temporary, and a realized loss on disposal of an available-for-sale equity security of $4.0 million were included in the other expense, net reported in 2003.

## 7. Personnel costs

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Salaries and wages | **407,541** | 340,807 | 297,745 |
| Social benefits and other | **190,133** | 163,911 | 133,082 |
| Total personnel costs | **597,674** | 504,718 | 430,827 |

As of December 31, 2004, there were 4,902 employees (2003: 4,577 employees and 2002: 4,616 employees) within the group.

## 8. Taxes

Income before taxes and minority interests, reduced by capital and other taxes, consists of the following:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Switzerland | **84,551** | 326,405 | 204,377 |
| Foreign | **488,622** | 116,959 | 170,543 |
| Total income before taxes and minority interests, reduced by capital and other taxes | 573,173 | 443,364 | 374,920 |

Total tax expense consists of the following:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Switzerland | **30,315** | 40,050 | 19,001 |
| Foreign | **61,074** | 10,513 | 56,554 |
| Total current income taxes[1] | **91,389** | 50,563 | 75,555 |
| Switzerland | **(16,250)** | 7,403 | (4,337) |
| Foreign | **2,228** | (4,892) | (17,613) |
| Total deferred income taxes[1] | **(14,022)** | 2,511 | (21,950) |
| Total income taxes | **77,367** | 53,074 | 53,605 |
| Capital and other taxes | **13,580** | 15,831 | 9,522 |
| Total tax expense | **90,947** | 68,905 | 63,127 |

1 The change in the proportion of tax expense in 2003 between Switzerland and foreign countries was mainly due to the favorable close of outstanding fiscal years in foreign countries.

The group has operations in various countries that have differing tax laws and rates. Consequently, the effective tax rate on consolidated income may vary from year to year, according to the source of earnings. The effective income tax rate is calculated by dividing the income tax expense by the income before taxes and minority interests reduced by capital and other taxes. Reconciliation between the reported income tax expense and the amount computed using a basic Swiss statutory corporate tax rate of 30% is as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 %** | 2003 % | 2002 % |
| Corporate tax rate | **30.0** | 30.0 | 30.0 |
| Effect of tax rates different from 30% | **(11.5)** | (15.9) | (13.3) |
| Effect of utilizing prior periods' tax losses not previously recognized | **(0.7)** | – | (0.1) |
| Effect of current year's losses not yet recognized | **0.5** | 1.4 | 0.4 |
| Effect of adjustments recognized in the period for current tax of prior periods | **(4.9)** | (6.2) | (3.6) |
| Other, net | **0.1** | 2.7 | 0.9 |
| Effective tax rate | **13.5** | 12.0 | 14.3 |

The increase in the effective tax rate in 2004 is mainly due to the the fact that the effective tax rate reported in 2003 was impacted by a non-recurring reduction in certain tax provisions in 2003 for the favorable close of prior fiscal years in various countries.

Tax losses carried forward for income tax purposes by expiring date are as follows:

| | US$000 |
|---|---|
| 2005 | – |
| 2006 | 11,369 |
| 2007 | 9,597 |
| 2008 | 14,290 |
| 2009 | – |
| Thereafter | 96,755 |
| Total | **132,011** |

As of December 31, 2004, tax losses available for carry-forward which have not been recognized due to uncertainty of their recoverability amount to $49.3 million (2003: $61.6 million).

## 9. Earnings per share

### Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year. The number of outstanding shares is calculated by deducting the average number of shares purchased and held as treasury shares from the total of all issued shares:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Net income attributable to bearer shareholders | **351,655** | 281,459 | 232,381 |
| Net income attributable to registered shareholders | **142,498** | 108,504 | 88,397 |
| Total net income | **494,153** | 389,963 | 320,778 |
| Weighted average number of bearer shares outstanding | **10,871,187** | 11,427,194 | 11,580,611 |
| Weighted average number of registered shares outstanding | **11,013,040** | 11,013,040 | 11,013,040 |

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$** | 2003 US$ | 2002 US$ |
| Basic earnings per share | | | |
| Bearer shares | **32.35** | 24.63 | 20.07 |
| Registered shares | **12.94** | 9.85 | 8.03 |
| American depositary shares | **0.81** | 0.62 | 0.50 |

### Diluted earnings per share

For diluted earnings per share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond.

For stock options, a calculation is done to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options.

The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. In 2004, share equivalents of 25,431 bearer shares (2003: 25,696 and 2002: 17,544 bearer shares) arising from stock options granted to employees and directors were included in calculating diluted earnings per share.

For the convertible bond, the number of shares into which the bond is assumed to be fully convertible is added to the denominator. The numerator, net income, is increased by eliminating the interest expense, net of tax, that would not be incurred if the bond were converted. In 2004 and 2003, the effect of the convertible bond was excluded from the calculation of diluted earnings per share as it was anti-dilutive.

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Net income attributable to bearer shareholders | **351,892** | 281,635 | 232,478 |
| Net income attributable to registered shareholders | **142,261** | 108,328 | 88,300 |
| Total net income | **494,153** | 389,963 | 320,778 |
| Weighted average number of bearer shares outstanding | **10,896,618** | 11,452,890 | 11,598,155 |
| Weighted average number of registered shares outstanding | **11,013,040** | 11,013,040 | 11,013,040 |

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$** | 2003 US$ | 2002 US$ |
| Diluted earnings per share | | | |
| Bearer shares | **32.29** | 24.59 | 20.04 |
| Registered shares | **12.92** | 9.84 | 8.02 |
| American depositary shares | **0.81** | 0.61 | 0.50 |

## 10. Cash and cash equivalents

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Cash at bank and on hand | **63,233** | 143,731 |
| Short-term bank deposits | **212,746** | 860,241 |
| Total cash and cash equivalents | **275,979** | 1,003,972 |

Short-term bank deposits are mainly denominated in US dollars with an original maturity of three months or less from the date of acquisition. All funds are placed with banks with a high credit rating (minimum rating A). The average effective interest rate on short-term bank deposits was 2.04% (2003: 1.05%) and these deposits have an average maturity of three days (2003: 14 days) as of December 31, 2004.

## 11. Trade accounts receivable

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Trade accounts receivable, gross | **434,072** | 324,898 |
| Provision for doubtful accounts | **(6,137)** | (6,510) |
| Total trade accounts receivable | **427,935** | 318,388 |

The group sells its products worldwide through major wholesale distributors and direct to clinics and hospitals. There is no concentration of credit risk with respect to trade accounts receivable as the group has a large number of internationally dispersed customers.

## 12. Inventories

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Raw materials | **57,463** | 56,687 |
| Work-in-progress | **180,039** | 191,461 |
| Finished goods | **89,435** | 71,672 |
| Total inventories | **326,937** | 319,820 |

Included in inventories as of December 31, 2004 are $26.6 million (2003: $20.8 million) of inventory provisions. Inventory write-downs recognized as cost of product sales in 2004 amounted to $8.3 million (2003: $7.9 million).

## 13. Prepaid expenses and other current assets

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Prepaid expenses | **31,508** | 24,757 |
| Accrued royalty income | **75,296** | 49,176 |
| VAT receivable | **50,640** | 71,598 |
| Accrued interest income | **41,483** | 41,175 |
| Fair value of derivative instruments (note 30) | **17,245** | 10,205 |
| Other | **21,033** | 23,423 |
| Total prepaid expenses and other current assets | **237,205** | 220,334 |

## 14. Tangible fixed assets

| | Land and buildings US$000 | Machinery and equipment US$000 | Furniture and fixtures US$000 | Leasehold improvements US$000 | Construction in progress US$000 | **Total 2004 US$000** | Total 2003 US$000 |
|---|---|---|---|---|---|---|---|
| Cost | | | | | | | |
| As of January 1 | 447,698 | 585,209 | 36,620 | 80,964 | 177,496 | **1,327,987** | 1,055,219 |
| Additions (note 3) | 52,592 | 80,589 | 1,313 | 8,628 | 8,382 | **151,504** | 185,045 |
| Disposals[1] | (27,054) | (80,178) | (7,028) | (18,807) | (32) | **(133,099)** | (62,519) |
| Currency adjustments | 44,421 | 48,426 | 1,784 | 4,453 | 10,125 | **109,209** | 150,242 |
| As of December 31 | **517,657** | **634,046** | **32,689** | **75,238** | **195,971** | **1,455,601** | 1,327,987 |
| Accumulated depreciation | | | | | | | |
| As of January 1 | 145,732 | 390,223 | 23,538 | 67,041 | – | **626,534** | 500,710 |
| Depreciation (note 3) | 16,551 | 76,650 | 4,717 | 8,504 | – | **106,422** | 103,429 |
| Disposals[1] | (22,663) | (79,169) | (6,891) | (17,823) | – | **(126,546)** | (50,840) |
| Currency adjustments | 11,517 | 33,157 | 1,392 | 3,247 | – | **49,313** | 73,235 |
| As of December 31 | **151,137** | **420,861** | **22,756** | **60,969** | – | **655,723** | 626,534 |
| Net book value as of December 31 | **366,520** | **213,185** | **9,933** | **14,269** | **195,971** | **799,878** | 701,453 |

| | **2004** | 2003 |
|---|---|---|
| Net book value under finance lease contracts | **502** | 814 |
| Net book value of assets held for disposals | **6,051** | 2,976 |
| Capitalized borrowing costs (capitalization rate of 0.95% and 0.76%, respectively) | **1,389** | 508 |
| Tangible fixed assets pledged as security against long-term financial debts and certain unused line of credits | **30,718** | 65,080 |
| Capital commitments | **180,937** | 21,044 |

1 Disposals include fully depreciated tangible fixed assets of $70.3 million in 2004 ($10.8 million in 2003), which have been retired from active use.

## 15. Intangible assets

| | Technology rights and patents US$000 | Goodwill US$000 | Software development US$000 | Other intangible US$000 | **Total 2004 US$000** | Total 2003 US$000 |
|---|---|---|---|---|---|---|
| Cost | | | | | | |
| As of January 1 | 287,395 | 104,501 | 51,137 | 8,940 | **451,973** | 382,219 |
| Transfers | 115 | – | – | (115) | – | 2,457 |
| Additions (note 3) | 48,987 | 332 | 17,830 | 258 | **67,407** | 54,982 |
| Disposals | (47) | – | – | – | **(47)** | (137) |
| Currency adjustments | 1,057 | 19 | 6,127 | 851 | **8,054** | 12,452 |
| As of December 31 | **337,507** | **104,852** | **75,094** | **9,934** | **527,387** | 451,973 |
| Accumulated amortization | | | | | | |
| As of January 1 | 151,191 | 15,284 | 17,403 | 8,469 | **192,347** | 152,102 |
| Transfers | 115 | – | – | (115) | – | 2,457 |
| Amortization | 24,964 | 5,092 | 7,877 | 838 | **38,771** | 31,462 |
| Disposals | – | – | – | – | – | (137) |
| Currency adjustments | 2,650 | – | 2,319 | 742 | **5,711** | 6,463 |
| As of December 31 | **178,920** | **20,376** | **27,599** | **9,934** | **236,829** | 192,347 |
| Net book value as of December 31 | **158,587** | **84,476** | **47,495** | – | **290,558** | 259,626 |

## 16. Deferred taxes

| | As of December 31 | | | |
|---|---|---|---|---|
| | **Deferred tax assets 2004 US$000** | **Deferred tax liabilities 2004 US$000** | Deferred tax assets 2003 US$000 | Deferred tax liabilities 2003 US$000 |
| Tax losses carried forward | **28,343** | **–** | 29,626 | – |
| Various research and development tax credits carried forward | **25,767** | **–** | 19,827 | – |
| Depreciation and amortization | **36,817** | **4,723** | 29,384 | 8,232 |
| Inventories | **95,556** | **29,745** | 61,186 | 13,915 |
| Other | **11,984** | **(10,226)** | 29,670 | (6,228) |
| Total deferred taxes | **198,467** | **24,242** | 169,693 | 15,919 |

The gross movement in the deferred tax assets and liabilities during 2004 and 2003 are as follows:

| | **2004 US$000** | 2003 US$000 |
|---|---|---|
| Deferred tax liabilities | | |
| As of January 1 | **15,919** | 12,080 |
| Charged to the income statement | **7,685** | 3,070 |
| Currency adjustments | **638** | 769 |
| As of December 31 | **24,242** | 15,919 |
| Deferred tax assets | | |
| As of January 1 | **169,693** | 126,291 |
| Charged to the income statement | **27,068** | 41,165 |
| Currency adjustments | **1,706** | 2,237 |
| As of December 31 | **198,467** | 169,693 |

No deferred taxes have been charged or credited to shareholders' equity in 2004 and 2003.

Deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same tax jurisdiction.

Deferred tax assets relating to unused tax losses and deductible temporary differences have been recognized to the extent that it is probable that future taxable profits will be available to utilize such losses and temporary differences.

Deferred tax liabilities have not been recognized for undistributed earnings if such undistributed earnings are deemed to be permanently reinvested. As of December 31, 2004, unremitted earnings of subsidiaries considered permanently invested, for which deferred income taxes estimated at $0.1 million (2003: $2.9 million) have not been provided, were approximately $0.7 million (2003: $7.7 million).

## 17. Investments

| | As of December 31 | | | | |
|---|---|---|---|---|---|
| | Cost 2004 US$000 | Gross unrealized gains 2004 US$000 | Gross unrealized losses 2004 US$000 | **Total 2004 US$000** | Total 2003 US$000 |
| Available-for-sale equity securities | 128,680 | 32,731 | (10,578) | **150,833** | 52,657 |
| Available-for-sale debt securities | 1,572,754 | 699 | (10,257) | **1,563,196** | 1,117,998 |
| Held-to-maturity securities[1] | – | – | – | **–** | 368,488 |
| Total investments | **1,701,434** | **33,430** | **(20,835)** | **1,714,029** | 1,539,143 |
| Classification in the consolidated balance sheets | | | | | |
| Short-term financial assets | | | | **784,999** | 434,810 |
| Long-term financial assets | | | | **929,030** | 1,104,333 |

1 Held-to-maturity securities with a carrying value of $50.1 million have been sold in 2004 for proceeds of $51.4 million, resulting in a realized gain on disposal of $1.3 million. The remaining held-to-maturity securities have been reclassified as available-for-sale debt securities.

The group's investments primarily include deposits with prime banks, investments in short-term money market funds, and rated Eurobonds denominated in US dollar with maturities up to three years. Equity security investments are typically related to collaborative agreements with other biotechnology and research companies. Included in available-for-sale securities are securities transferred to banks in connection with security lending transactions for a total amount $49.3 million in 2004 and $34.1 million in 2003, respectively.

## 18. Trade and other payables

| | As of December 31 | |
|---|---|---|
| | 2004 US$000 | 2003 US$000 |
| Trade accounts payable | 94,140 | 72,207 |
| Payroll related | 122,651 | 103,439 |
| Accrued expenses | 209,825 | 163,216 |
| Total trade and other payables | 426,616 | 338,862 |

## 19. Financial debts

| | Weighted average interest rate | | As of December 31 | |
|---|---|---|---|---|
| | 2004 % | 2003 % | 2004 US$000 | 2003 US$000 |
| Mortgage notes | 1.45 | 3.84 | 16,925 | 22,446 |
| Bank loans | 1.30 | 0.86 | 123,041 | 66,407 |
| CHF600.0 million 0.5% senior unsubordinated convertible bond 2003/2008 (note 20) | 3.03 | 3.03 | 507,790 | 454,764 |
| Capital lease obligation | – | – | 138 | 620 |
| Total debts, long-term and current portion | – | – | 647,894 | 544,237 |
| Less current portion of long-term debts | – | – | (7,002) | (12,215) |
| Total long-term financial debts | – | – | 640,892 | 532,022 |
| Bank advances | 5.84 | 3.03 | 27,525 | 39,009 |
| Current portion of long-term debts | – | – | 7,002 | 12,215 |
| Total short-term financial debts | – | – | 34,527 | 51,224 |

| | 2004 US$000 | 2003 US$000 |
|---|---|---|
| Breakdown by maturities | | |
| 2004 | – | 12,215 |
| 2005 | 7,002 | 2,763 |
| 2006 | 119,086 | 61,605 |
| 2007 | 1,983 | 1,832 |
| 2008 | 509,779 | 456,599 |
| 2009 | 1,864 | 1,712 |
| Thereafter | 8,180 | 7,511 |
| Total debts, long-term and current portion | 647,894 | 544,237 |

| | 2004 US$000 | 2003 US$000 |
|---|---|---|
| Total amount of secured financial debts | 18,977 | 22,667 |
| Unused lines of credit for short-term financing | 365,325 | 366,863 |

## 19. Financial debts (continued)

The fair value of long-term financial debts, excluding the convertible bond, was $132.3 million and $76.8 million as of December 31, 2004 and 2003, respectively. The carrying amounts of short-term financial debts approximate their fair values. The fair values are based on future cash flows using market rate of interests for borrowings with similar credit status and maturities. The percentage of fixed rate financial debts to total financial debts, excluding the convertible bond, was 17.1% and 28.3% as of December 31, 2004 and 2003, respectively. Financial debts include only general default covenants. The group is in compliance with these covenants.

Future minimum lease payments under capital leases are as follows:

| | US$000 |
|---|---|
| 2005 | 127 |
| 2006 | 27 |
| 2007 | 8 |
| 2008 | 3 |
| 2009 and thereafter | – |
| Total minimum lease payments | **165** |
| Less amount representing interest | (27) |
| Present value of net minimum lease payments | **138** |

## 20. Convertible bond

| | 2004 US$000 | 2003 US$000 |
|---|---|---|
| Face value of convertible bond issued on November 26, 2003 | **465,261** | 465,261 |
| Transactions costs | **(6,611)** | (6,611) |
| Equity conversion component | **(24,605)** | (24,605) |
| Liability component on initial recognition on November 26, 2003 | **434,045** | 434,045 |
| Interest expense | **13,784** | 1,094 |
| Cumulative translation adjustment | **59,961** | 19,625 |
| Liability component as of December 31 | **507,790** | 454,764 |

In 2003 the group issued 120,000 0.50% senior unsubordinated convertible bonds at a nominal value of CHF600.0 million. Each bond has a nominal value of CHF5,000 and is convertible into Serono S.A. bearer shares at the rate of 3.533 bearer shares per bond or at an initial conversion price of CHF1,415 per share and will mature in 2008. The bond has a conversion price of CHF1,497 based on its redemption value of CHF634.8 million. The source of the shares is a combination of treasury shares and conditional share capital. The bond is callable after November 30, 2006 subject to a 115% provisional call hurdle of the accreted principal amounts. If not converted prior to the date of maturity, the bonds will be redeemed at 105.8% of their face amount. Interest expense on the bond is calculated on the effective yield basis using an effective interest rate of 3.03%. The fair value of the convertible bond as of December 31, 2004 based on quoted market prices was $523.2 million (2003: $486.2 million).

## 21. Other current liabilities

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Royalty payables | **56,254** | 42,332 |
| Taxes other than income taxes | **42,596** | 16,301 |
| Short-term collaboration payables | **38,655** | 32,902 |
| Short-term provisions (note 22) | **23,448** | 31,691 |
| Employee Share Purchase Plan | **17,604** | 19,115 |
| Fair value of derivative instruments (note 30) | **10,678** | 11,268 |
| Other | **18,836** | 16,410 |
| Total other current liabilities | **208,071** | 170,019 |

## 22. Provisions and other long-term liabilities

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Long-term legal provisions | **100,244** | 63,022 |
| Long-term collaboration payables | **66,744** | 72,447 |
| Pension liabilities (note 23) | **59,805** | 55,263 |
| Staff leaving indemnities[1] | **16,397** | 15,249 |
| Fair value of derivative instruments (note 30) | **13,717** | – |
| Other | **4,821** | 7,575 |
| Total provisions and other long-term liabilities | **261,728** | 213,556 |

1 The liability for staff leaving indemnities represents amounts payable to employees upon their termination of employment under provisions of the Italian and Israeli civil codes and collective labor contracts.

Balances as of December 31, 2004 and movements in provisions were as follows:

| | Short-term legal provisions US$000 | Other short-term provisions US$000 | Total short-term provisions US$000 | Long-term legal provisions US$000 | **Total provisions 2004 US$000** |
|---|---|---|---|---|---|
| As of January 1 | 19,169 | 12,522 | 31,691 | 63,022 | **94,713** |
| Additions | 94 | 24,963 | 25,057 | 41,222 | **66,279** |
| Releases | (16,450) | (2,735) | (19,185) | (4,000) | **(23,185)** |
| Cash payments | (155) | (15,020) | (15,175) | – | **(15,175)** |
| Currency adjustments | 89 | 971 | 1,060 | – | **1,060** |
| As of December 31 | **2,747** | **20,701** | **23,448** | **100,244** | **123,692** |

## 22. Provisions and other long-term liabilities (continued)

**Legal provisions**

A number of group companies are the subject of litigation arising from the normal conduct of their operations, as a result of which legal proceedings, including breach of contract and patent infringement cases claims, could be made against them. In the opinion of management, however, the outcome of the actions, if any, would not be material to the group's financial condition but could be material to the group's result of operations in a given period.

Interpharm Laboratories Ltd. and other group affiliates are defendants in a lawsuit, filed by the Israel Bio-Engineering Project Limited Partnership ("IBEP") in 1993 in the District Court of Tel Aviv-Jaffa, Israel, concerning certain proprietary rights and royalty rights and other claims of IBEP arising out of funding provided for the development of recombinant human interferon beta as well as certain other products in the early to mid-1980s. The trial of the ownership and contractual preliminary issues started in 2002 and is expected to continue through 2005. In 2003 IBEP had sued Amgen Inc., Immunex Corporation, and Wyeth in the US District Court in Los Angeles, California, alleging that the product Enbrel® infringes IBEP's asserted rights under a patent known as the "701 patent" issued to Yeda Research and Development Co. Ltd. ("Yeda") and exclusively licensed to the group. Yeda joined as a defendant and on February 18, 2004, the District Court of California granted Yeda's motion for summary judgment declaring that Yeda was the rightful owner of the 701 patent. IBEP has appealed the summary judgment decision to the Federal Circuit Court of Appeals, which heard argument on January 11, 2005.

In 1996, one of Serono's Italian subsidiaries entered into an agreement with an Italian company, Italfarmaco S.p.A., for the co-marketing of recombinant interferon beta-1a in Italy. Italfarmaco terminated the contract at the end of 1999, alleging breach by Serono's subsidiary of its obligations, and initiated proceedings before the International Chamber of Commerce International Court of Arbitration in Milan, Italy, asking for the payment of damages, including loss of profit and business opportunities. Serono filed a counterclaim alleging Italfarmaco's default in the execution of the agreement and claiming monetary damages. The Arbitration Panel has appointed an expert for the evaluation for the potential damages. Serono expects the proceedings to last at least through 2005.

In 1999, Institut Biochimique S.A. or ("IBSA") initiated proceedings before the Tribunale Civile in Rome, Italy, the Tribunal de Grande Instance in Paris, France, and the Cour de Justice of the Canton of Geneva, Switzerland asserting that either Serono's patents relating to highly purified (urinary) FSH are invalid or the processes used by IBSA do not infringe them. The proceedings filed in Switzerland and France have been stayed, pending the outcome of the proceedings in Italy. The Italian court decided in October 2003 that the patent is valid in its entirety and that the fact that an FSH product is made by a third party using a process different from the one described in the patent is not sufficient to rule out infringement of the product claims. IBSA has not appealed the decision of the court of first instance and the parties have entered into a settlement agreement.

Serono's principal US subsidiary Serono Inc. received a subpoena in 2001 from the US Attorney's office in Boston, Massachusetts requesting that it produce documents for the period from 1992 to the present relating to Serostim®. During 2002, Serono Inc. also received subpoenas from the states of California, Florida, Maryland and New York, which mirror the requests in the US Attorney's subpoena. Other pharmaceutical companies have received similar subpoenas as part of an ongoing, industry-wide investigation by the states and the federal government into the setting of average wholesale prices and other practices. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. The outcome of such investigation may be civil and criminal penalties which could be material. Serono's subsidiary is cooperating with the investigation.

**Restructuring provisions**

The restructuring provisions related to the withdrawal from the urinary sector of the reproductive health business in Italy and the sales of two companies in Latin America have been fully utilized for payments in 2003. All significant actions associated with the restructuring plan were completed during 2003. There were no restructurings during 2004.

## 23. Retirement pension plans

Substantially all employees of the group are covered by defined benefit, defined contribution, insured or state pension plans. Pension costs in 2004 amounted to $24.7 million (2003: $19.1 million and 2002: $17.3 million). Included in pension cost is the amount of $9.3 million (2003: $6.3 million and 2002: $2.9 million) which represents contributions to defined contribution plans. The group funds these plans in amounts consistent with the local funding requirements, laws and regulations.

The status and the amounts recognized in the consolidated balance sheets and consolidated income statements for the defined benefit plans are as follows:

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Present value of funded obligations | **205,090** | 168,544 |
| Fair value of plan assets | **186,774** | 145,687 |
| Funded status | **18,316** | 22,857 |
| Unrecognized actuarial gain | **41,489** | 32,406 |
| Total pension liabilities | **59,805** | 55,263 |

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Current service cost | **17,529** | 14,960 | 13,995 |
| Interest cost | **7,913** | 6,014 | 6,206 |
| Expected return on plan assets | **(8,609)** | (6,762) | (5,960) |
| Amortization of unrecognized actuarial (gain)/loss | **(1,453)** | (1,342) | 113 |
| Total pension costs | **15,380** | 12,870 | 14,354 |

Defined benefit obligations and related costs for defined benefit plans are based upon valuations performed annually by independent actuaries. Plan assets are recorded at fair values.

The actual return on plan assets in 2004 was a gain of $11.2 million (2003: gain of $12.9 million and 2002: loss of $10.1 million).

The movements in the pension liabilities recognized in the consolidated balance sheets are as follows:

| | **2004 US$000** | 2003 US$000 |
|---|---|---|
| As of January 1 | **55,263** | 50,047 |
| Pension costs | **15,380** | 12,870 |
| Contributions paid | **(15,351)** | (13,563) |
| Currency adjustments | **4,513** | 5,909 |
| **As of December 31** | **59,805** | 55,263 |

Principal weighted average actuarial assumptions used for accounting purposes are:

| | Year ended December 31 | |
|---|---|---|
| | **2004 %** | 2003 % |
| Discount rate | **4.03** | 4.24 |
| Expected return on plan assets | **5.19** | 5.65 |
| Future salary increases | **2.69** | 2.67 |
| Future pension increases | **3.76** | 4.03 |

## 24. Share capital

| | As of December 31, 2004 | | | |
|---|---|---|---|---|
| Class of shares | Number of shares | Nominal value | CHF000 | US$000 |
| Issued and fully paid share capital | | | | |
| Registered | **11,013,040** | **CHF10** | **110,130** | **68,785** |
| Bearer | **11,738,175** | **CHF25** | **293,455** | **185,635** |
| Total share capital | | | **403,585** | **254,420** |
| Authorized share capital – bearer | **1,400,000** | **CHF25** | **35,000** | **30,905** |
| Conditional share capital – bearer for option and/or convertible bonds | **1,452,000** | **CHF25** | **36,300** | **32,053** |
| Conditional share capital – bearer for stock options | **726,651** | **CHF25** | **18,166** | **16,041** |

| | As of December 31, 2003 | | | |
|---|---|---|---|---|
| Class of shares | Number of shares | Nominal value | CHF000 | US$000 |
| Issued and fully paid share capital | | | | |
| Registered | 11,013,040 | CHF10 | 110,130 | 68,785 |
| Bearer | 11,711,826 | CHF25 | 292,796 | 185,110 |
| Total share capital | | | 402,926 | 253,895 |
| Authorized share capital – bearer | 1,400,000 | CHF25 | 35,000 | 28,377 |
| Conditional share capital – bearer for option and/or convertible bonds | 152,000 | CHF25 | 3,800 | 3,081 |
| Conditional share capital – bearer for stock options | 352,996 | CHF25 | 8,825 | 7,155 |

At the Annual General Meeting of Shareholders held on May 25, 2004, the shareholders approved increasing the maximum amount of the conditional share capital to CHF36.3 million (1,452,000 bearer shares with a par value of CHF25 each) for option and/or convertible bonds and to CHF18.8 million (753,000 bearer shares with a par value of CHF25 each) for stock options. In addition, shareholders approved the renewal of the authorization to increase the share capital by a maximum of CHF35.0 million (1,400,000 bearer shares with a par value of CHF25 each) for a period of two years. The authorized share capital may be used by Serono S.A. or its affiliates to finance research and development projects and acquire interests in other companies.

## 25. Treasury shares

There were 304,939 treasury shares held by a group company as of January 1, 2004. In 2004, an additional 1,313,644 treasury shares were acquired (2003: 80,157 treasury shares) for a total consideration of CHF1,017.4 million or $833.1 million (2003: CHF55.0 million or $42.0 million). During 2004, 7,149 treasury shares were granted to employees (4,630 shares in 2003), mostly as part of our Employee Share Purchase Plan whereby shares purchased under the plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. No treasury shares (2003: 10,000 treasury shares) were reissued during 2004 upon the exercise of call options.

The CHF500.0 million Share Buy Back Plan, that was initiated in July 2002, has been fully utilized resulting in a total of 647,853 treasury shares acquired. In May 2004, a second Share Buy Back Plan was initiated that is authorized to acquire CHF750.0 million in bearer shares over a maximum period of five years. The bearer shares acquired under the second Share Buy Back Plan will be subsequently cancelled subject to the approval of the Annual General Meeting of Shareholders. 962,435 treasury shares were acquired during 2004 under the second Share Buy Back Plan for a total consideration of CHF736.5 million or $611.3 million.

The total number of treasury shares held as of December 31, 2004 is 1,611,434, of which 962,435 treasury shares will eventually be cancelled.

## 26. Distribution of earnings

At the Annual General Meeting of Shareholders on April 26, 2005, the Board of Directors will propose a cash dividend in respect of 2004 of CHF3.60 gross (2003: CHF3.20) per registered share, CHF9.00 gross (2003: CHF8.00) per bearer share or CHF0.23 per American depositary share, amounting to a total of CHF130.8 million. The amount available for dividend distribution is based on the available distributable retained earnings of Serono S.A., the holding company of the group, determined in accordance with the legal provisions of the Swiss Code of Obligations. These financial statements do not reflect the dividends payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2005.

## 27. Stock option plan

### Employee stock option plan

Stock options are granted to senior management members of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share or one American depositary share ("ADS") of Serono S.A. stock, depending on which affiliate employs the holder. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share or American depositary shares on the date of grant. Movements in the number of employee bearer stock options outstanding are as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| Options outstanding | Bearer options | Weighted average exercise price CHF | Bearer options | Weighted average exercise price CHF |
| As of January 1 | **277,782** | **1,068** | 209,380 | 1,272 |
| Granted | **95,700** | **791** | 93,230 | 650 |
| Exercised | **(4,530)** | **599** | (2,741) | 546 |
| Cancelled | **(24,231)** | **1,090** | (22,087) | 1,301 |
| As of December 31 | **344,721** | **996** | 277,782 | 1,068 |
| Options exercisable | 140,193 | 1,161 | 92,095 | 1,182 |
| Options available for grant based on the conditional share capital | 336,808 | – | 61,462 | – |
| Weighted average fair value of options granted (CHF) | – | 269 | – | 191 |

The table below summarizes employee bearer stock options outstanding and exercisable as of December 31, 2004:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of exercise price CHF | Bearer options | Average remaining contractual life years | Weighted average exercise price CHF | Bearer options | Weighted average exercise price CHF |
| 500 – 700 | 99,883 | 7.31 | 628 | 40,355 | 598 |
| 700 – 900 | 105,840 | 9.09 | 798 | 4,285 | 849 |
| 1,300 – 1,500 | 118,904 | 6.55 | 1,392 | 75,459 | 1,383 |
| 1,500 – 1,700 | 20,094 | 5.05 | 1,521 | 20,094 | 1,521 |
| **Total** | **344,721** | **7.46** | **996** | **140,193** | **1,161** |

## 27. Stock option plan (continued)

**Employee stock option plan (continued)**

Movements in the number of employee ADS stock options outstanding are as follows:

| Options outstanding | 2004 ADS options | 2004 Weighted average exercise price US$ | 2003 ADS options | 2003 Weighted average exercise price US$ |
|---|---|---|---|---|
| As of January 1 | **20,000** | **16.51** | – | – |
| Granted | **1,102,000** | **15.53** | 20,000 | 16.51 |
| Exercised | – | – | – | – |
| Cancelled | **(55,200)** | **15.55** | – | – |
| As of December 31 | **1,066,800** | **15.54** | 20,000 | 16.51 |
| Options exercisable | 5,000 | 16.51 | – | – |
| Weighted average fair value of options granted (US$) | – | 6.51 | – | 7.19 |

The table below summarizes employee ADS stock options outstanding and exercisable as of December 31, 2004:

| Range of exercise price US$ | Outstanding ADS options | Outstanding Average remaining contractual life years | Outstanding Weighted average exercise price US$ | Exercisable ADS options | Exercisable Weighted average exercise price US$ |
|---|---|---|---|---|---|
| 12 – 16 | 1,017,200 | 9.27 | 15.49 | – | – |
| 16 – 20 | 49,600 | 9.15 | 16.57 | 5,000 | 16.51 |
| Total | **1,066,800** | **9.27** | **15.54** | **5,000** | **16.51** |

During 2004, 4,530 bearer stock options (2003: 2,741 bearer stock options) were exercised yielding proceeds of CHF2.7 million or $2.4 million (2003: CHF1.5 million or $1.2 million). Bearer and ADS stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the group. The total number of bearer and ADS stock options available for grant as of December 31, 2004 is 336,808 options (2003: 61,462 options).

A compensation charge of $1.2 million (2003: $1.4 million and 2002: $1.0 million) has been recognized for stock options granted in the plan years 2002, 2001 and 2000. The compensation charge related to stock options granted is being expensed over the four-year vesting period.

**Director stock option plan**

Stock options are granted to members of the Board of Directors of Serono S.A. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest beginning one year after their grant ratably over four years. Each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share on the date of grant. During 2004, 5,200 stock options (2003: 4,600 options) were granted to directors at a predetermined exercise price of CHF772 (2003: CHF692). No director stock options were cancelled or exercised in 2004 and 2003. There are 20,720 director stock options outstanding as of December 31, 2004 (2003: 15,520 director stock options) with a weighted average exercise price of CHF755 (2003: CHF749).

## 28. Share purchase plans

### Employee Share Purchase Plan

The group has an Employee Share Purchase Plan (the "ESPP") covering substantially all of its employees. The ESPP is designed to allow employees to purchase bearer shares or American depositary shares at 85% of the lower of the fair market value at the date of the beginning of the plan period and the purchase date. Purchases under the ESPP are subject to certain restrictions and may not exceed 15% of the employee's annual salary.

In 2004, 20,301 bearer shares (2003: 23,229 bearer shares) were granted to employees at a price of CHF654 per share (2003: CHF654 per share). As of December 31, 2004, a total of $11.5 million (2003: $10.5 million) in contributions was held by the group to be used to purchase 20,940 bearer and American depositary shares on behalf of employees in January 2005. The accrued compensation cost from the discount to be offered to employees based on the contributions held as of December 31, 2004 was $2.1 million (2003: $4.0 million and 2002: $1.6 million).

Shares purchased under the ESPP that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held.

In January 2004, 6,648 bearer shares (2003: 4,208 bearer shares) were distributed to employees. The accrued compensation cost related to the matching shares that will be distributed in January 2005 is $3.5 million (2003: $4.8 million and 2002: $2.2 million) and is calculated based on the number of matching shares multiplied by the year-end share price.

### Director Share Purchase Plan

During 2003, the group initiated a share purchase plan reserved for its Board of Directors (the "DSPP"). The DSPP allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly fees. Each cycle commences on the first business day following the Annual General Meeting of Shareholders (the "AGM") and concludes on the day of the next AGM. Directors must elect to participate in the DSPP at the beginning of each cycle. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the AGM. Shares are purchased at the end of each cycle. During 2004, 1,518 bearer shares (none in 2003) were granted to the directors that participate in the plan.

## 29. Commitments and contingencies

### Collaborative agreements commitments

The group entered into a number of commitments under collaborative agreements as described in note 32 to the consolidated financial statements. As part of these agreements the group has made commitments to make research and development and in-licensing payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. In the unlikely event that all the collaborators were to achieve all the contractual milestones, the group would be required to pay approximately $726.3 million. The estimated timing of the eventual payments is presented as follows:

| | US$000 |
|---|---:|
| 2005 | 132,022 |
| 2006 | 78,517 |
| 2007 | 104,908 |
| 2008 | 66,406 |
| 2009 | 73,250 |
| Thereafter | 271,175 |
| Total | **726,278** |

The group does not consider any single collaborative agreement to be sufficiently large a commitment that it could impair significantly the group's financial condition.

### Operating lease commitments

Payments made during 2004 on operating leases amounted to $31.0 million (2003: $23.6 million). Future minimum payments under non-cancelable operating leases, which totaled $141.9 million (2003: $130.8 million), are as follows:

| | US$000 |
|---|---:|
| 2005 | 33,537 |
| 2006 | 29,330 |
| 2007 | 15,154 |
| 2008 | 11,122 |
| 2009 | 10,255 |
| Thereafter | 42,486 |
| Total | **141,884** |

### Other commitments

The group entered into various purchase commitments for services and materials as part of the ordinary business. These commitments are not in excess of current market prices and reflect normal business operations.

### Contingencies

As part of the ordinary course of the business, the group is subject to contingent liabilities in respect of certain litigation in various countries around the world. In the opinion of management and general counsel of the group, none of the outstanding litigation will have a significant adverse effect on the group's financial position.

## 30. Derivative financial instruments

**Market risk**

The group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are actively managed by the Serono treasury group in accordance with a written policy approved by the Board of Directors and subject to internal controls. The objective is to minimize, where deemed to be appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities.
To manage the volatility relating to these exposures and to enhance the yield on the investment in financial assets, the group uses derivative financial instruments. The group does not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

**Foreign currency exchange rates**

The group presents its consolidated financial statements in US dollar. As a consequence of the global nature of Serono's business, the group is exposed to foreign currency exchange rate movements, primarily in European, Asian and Latin American countries. The group uses foreign currency options and forward foreign exchange contracts to hedge certain anticipated cash flows in currencies other than the US dollar to achieve relatively stable and predictable cash flows. Net investments in Serono affiliates with a functional currency other than the US dollar are of long-term nature and the group does not hedge such foreign currency translation exposures.

**Interest rates**

The group manages the exposure to interest rate risk through the proportion of fixed rate debt and floating rate debt, as well as the maturity profile of fixed rate financial assets. Net financial income earned on the group's net financial assets is generally affected by changes in the level of interest rates, principally the US dollar interest rate. The group's exposure to fluctuations in net financial income is managed by making investments in high quality financial assets which pay a fixed interest rate until maturity and to a lesser extent through the use of interest rate swaps that are sensitive to interest movements. To limit the group's exposure to future fluctuations in interest rates, the group has also entered into delayed start swaps that fix the interest rate on the anticipated post-completion financing related to the new headquarter and research centre.

**Counterparty risk**

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. Issuer risk is limited by buying debt securities which are at least A rated. Settlement and credit risk is reduced by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. The group does not expect any losses due to non-performance by these counterparties, and the diverse portfolio of investments limits the exposure to any single counterparty or sector.

**Equity prices**

The group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to collaborative agreements with other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets authorized by the Board of Directors and managed by the group treasury department, with the exception of treasury shares that are acquired under the approved Share Buy Back Plans.

**Commodities**

The group has very limited exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business.
A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the group's earnings.

## 30. Derivative financial instruments (continued)

**Derivative financial instruments**

The fair values of derivative financial instruments, if all the instruments were closed out at the year-end, are as follows as of December 31, 2004 and 2003:

| | As of December 31, 2004 | | As of December 31, 2003 | |
|---|---|---|---|---|
| | Positive fair values US$000 | Negative fair values US$000 | Positive fair values US$000 | Negative fair values US$000 |
| Foreign currency derivatives | | | | |
| Currency options | 1,065 | – | 7,854 | (1,869) |
| Forward foreign exchange contracts | 16,180 | (8,950) | 2,267 | (6,181) |
| Interest rate derivatives | | | | |
| Interest rate swaps | – | – | – | (321) |
| Interest rate swaps – fair value hedges | – | (1,728) | – | (2,346) |
| Interest rate swaps – cash flow hedges | – | (13,717) | 84 | (551) |
| Total | 17,245 | (24,395) | 10,205 | (11,268) |

The positive and negative fair values represent the market values if the instruments were closed out at the year-end, based on available market prices, and are the same as the carrying values in the consolidated balance sheets. Foreign currency derivatives mature in 2005, interest rate swaps that qualify as fair value hedges mature in 2005 and interest rate swaps that qualify as cash flow hedges mature in 2017. As of December 31, 2004 the fixed interest rates varied from 2.56% to 3.79% (2003: 2.40% to 7.38%) and the main floating rates were US dollar and Swiss franc LIBOR. The contract or underlying principal amounts of the outstanding interest rate swaps as of December 31, 2004 were $315.0 million (2003: $138.0 million).

## 31. Principal shareholders

As of December 31, 2004, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 51.43% of the capital and 65.36% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 7.00% of the capital and 10.53% of the voting rights of Serono S.A.

## 32. Collaborative agreements

Financial terms for certain collaborative agreements described below have not been disclosed, in accordance with confidentiality requirements within the agreements.

Up-front fees related to collaborative agreements totaled $71.1 million in 2004, $4.0 million in 2003 and $24.8 million in 2002. Under the same agreements, milestone payments totaled $40.1 million in 2004, $32.5 million in 2003 and $0.3 million in 2002 and research and development payments totaled $6.2 million, $17.2 million and $11.9 million in 2004, 2003 and 2002, respectively. The amortization charges in respect of the amounts capitalized for collaborative agreements totaled $22.1 million, $19.2 million and $15.8 million in 2004, 2003 and 2002, respectively.

**Collaborative agreements for 2004**

Serono and CancerVax Corporation entered into a worldwide collaboration for the development and commercialization of Canvaxin™, an investigational specific active immunotherapy product being developed for the treatment of advanced-stage melanoma. Under the terms of the agreement, Serono paid CancerVax an up-front fee of $25.0 million and purchased one million shares of CancerVax common stock for $12.0 million. In addition, CancerVax could receive up to $253.0 million in milestone payments for the achievement of development, regulatory and commercial milestone. The fee has been expensed as research and development expense. The purchase of common stock was recorded as an available-for-sale equity investment.

Serono entered into an agreement with Micromet AG to develop and commercialize Micromet's MT201 (adecatumumab), a pan-carcinoma monoclonal antibody directed against the epithelial cell adhesion molecule Ep-CAM for the treatment of cancers of epithelia cell origin. Under the terms of the agreement, Micromet received an initial license fee of $10.0 million and will receive additional milestone payments of up to $138.0 million if the product is successfully developed and registered worldwide in three or more indications. In addition, Micromet will receive undisclosed royalties based on net sales of the product. The up-front fee has been expensed as research and development expense.

## 32. Collaborative agreements (continued)

**Collaborative agreements for 2004 (continued)**

Serono and Inpharmatica Ltd extended the collaborative research agreement signed in 2001. Under the expanded agreement, Inpharmatica received an up-front fee for granting Serono additional rights to novel protein sequences delivered under the collaboration. The up-front fee has been expensed as research and development expense.

Serono has amended its agreement with Regeneron Pharmaceuticals Inc. signed in 2002. Under the amended agreement, Serono will pay Regeneron up to $4.0 million annually for up to five years, which will be expensed as research and development expense.

Serono and Nautilus Biotech signed a worldwide agreement to develop the next generation of human growth hormone, with improved biological, pharmacological and clinical profiles. Under the terms of the agreement, Nautilus received an up-front fee and will receive potential milestone payments and undisclosed royalties on sales of the improved protein. The up-front fee has been expensed as research and development expense.

Serono entered into an agreement with Paratek Pharmaceuticals Inc. to discover, develop and commercialize an orally available disease-modifying treatment for multiple sclerosis (MS). Under the terms of the agreement, Paratek received an up-front fee and a loan convertible into Paratek stock and will receive research funding and milestone payments related to development progress and regulatory milestones. In addition to up-front consideration, Paratek would receive $38.0 million in milestone payments for the first product to be successfully developed and registered in MS. The initial fees have been expensed as research and development expense.

Serono and ZymoGenetics Inc. entered into a broad alliance to research, develop and commercialize novel protein and antibody therapeutics based on discoveries made by ZymoGenetics. As part of this alliance, Serono will gain access to a portfolio of Zymogenetics' genes and proteins, will have rights over the next five years to license up to twelve products, and will have exclusive worldwide rights to develop and commercialize products based on Fibroblast Growth Factor 18 (FGF-18) and the Interleukin 22 Receptor (IL-22R). In addition, the companies will co-develop Interleukin 31 (IL-31). Under the terms of the partnership, Serono paid ZymoGenetics an up-front fee of $20.0 million in exchange for the rights to license proteins over the next five years, paid $11.3 million for entering into three license agreements and purchased $50.0 million of ZymoGenetics' common stock. Serono will pay a series of milestone payments, will share all profits from the co-commercialization of products in the US for which ZymoGenetics has co-funded development, and will pay royalties on eventual sales of the products outside the US and, to the extent ZymoGenetics elects not to co-develop products, on product sales in the US. The up-front fee and license fees have been expensed as research and development expense. The purchase of common stock was recorded as an available-for-sale equity investment.

Serono entered into an agreement with an undisclosed party under which Serono granted a license under a non-core technology. Under the terms of the agreement, Serono is to receive a license fee, payable in annual installments over the next three years. The license fee is non-refundable and non-cancelable, received instead of future ongoing royalties, and was recorded as license income of $67.0 million in 2004.

**Collaborative agreements for 2003**

Serono and OSI Pharmaceuticals Inc. entered into an agreement under which OSI Pharmaceuticals will market and promote Novantrone® for its approved oncology indications in the US. Serono will continue to market and promote Novantrone® in the US for its approved multiple sclerosis indication and will record all sales of Novantrone® in the US for all indications. Under the terms of the agreement, Serono received initial fees totaling $55.0 million plus ongoing maintenance fees in return for commissions paid to OSI on net sales of the product in oncology. The initial fees have been recorded as deferred income and will be offset against commissions paid to OSI on a straight-line basis over the patent life of Novantrone®.

Serono and Genentech Inc. extended the international license agreement for Raptiva® signed in 2002 to include an additional fifteen Asian countries. Serono will now develop and market Raptiva® worldwide outside the US and Japan. All payments under the extension of the international license agreement have been expensed as research and development expense.

**Collaborative agreements for 2002**

Serono entered into an agreement with Regeneron Pharmaceuticals Inc. under which Regeneron will use its proprietary Velocigene technology platform to provide Serono with knockout and transgenic models of gene function.

Serono signed a license and commercialization agreement with Amgen Inc. under which Serono will sell Amgen's Novantrone® in the US. Novantrone® is indicated for the treatment of certain forms of multiple sclerosis and certain types of cancer. An up-front fee paid to Amgen Inc. was capitalized as an intangible asset and will be amortized over the life of the agreement.

Serono and IVAX Corporation entered into a worldwide agreement to develop and commercialize IVAX's product, cladribine, as potentially the first oral disease-modifying treatment for multiple sclerosis. Under the terms of the agreement, IVAX received an up-front fee and will receive a series of undisclosed milestone payments and royalties on eventual sales of the product. The initial payment was expensed as research and development expense.

Serono and Cellular Genomics Inc. signed a collaborative research agreement under the terms of which Cellular Genomics will apply its chemical genetics technologies to four undisclosed kinase targets selected by Serono. Under the terms of the agreement, Cellular Genomics received an up-front fee and a series of milestone payments over a period of two years. The collaborative research agreement has been amended in 2003 for an additional kinase target. Under the terms of this amendment, Cellular Genomics received an additional up-front fee. All payments under the agreements have been expensed as research and development expense.

Serono signed an international license agreement with Genentech Inc. under which Serono obtained exclusive rights to develop and market Genentech's humanized anti-CD11a monoclonal antibody Raptiva® outside the US, Japan and certain other Asian countries. Under the terms of the agreement, Serono and Genentech may collaborate on developing future indications for Raptiva® and will share global development costs. All payments under the agreement have been expensed as research and development expense.

## 32. Collaborative agreements (continued)

**Collaborative agreements for 2002 (continued)**

Serono and AstraZeneca signed a worldwide license and development agreement under which Serono obtained the exclusive rights to develop and market AstraZeneca's aromatase inhibitor, anastrozole, as a treatment of ovulation induction and improvement of follicular development. AstraZeneca will manufacture and supply anastrozole to Serono. All payments under the agreement have been expensed as research and development expense.

Serono and Pfizer Inc. entered into a co-promotion agreement for Serono's multiple sclerosis treatment Rebif® in the US. Under the terms of the agreement, Pfizer paid Serono an up-front fee of $200.0 million, will share all commercialization and development costs in the US, and will receive payments based on Rebif® sales in the US. Serono will record all sales and continue to distribute the product in the US. Serono will continue to be sole marketer for Rebif® in the rest of the world. The up-front fee of $200.0 million has been recorded as deferred income and is being offset against payments made to Pfizer based on Rebif® sales in the US on a straight-line basis over the term of the agreement.

## 33. Related parties

In 2004, Serono continued to lease from an unaffiliated company, under a lease that expires in 2006, a building that is used as its headquarters' facilities. The lease provides for a rent of approximately $1.1 million (2003: $1.0 million) per year. In addition, Serono has sub-leased a portion of the same building mentioned above to a company which is controlled by Ernesto Bertarelli. The lease payments to Serono in 2004 amounted to approximately $0.3 million (2003: $0.2 million).

The group sub-leased a portion of the Serono Biotech Center located in Switzerland to an unaffiliated company, which is indirectly controlled by Ernesto Bertarelli. The lease expires in 2005. The lease payments to Serono in 2004 amounted to approximately $0.1 million (2003: $0.1 million).

In 2004, from time to time the company made use of a private jet for business-related travel. The jet is owned by a company that is indirectly controlled by Ernesto Bertarelli. During 2004, the group paid fees for the jet totaling approximately $2.3 million (2003: $1.6 million).

In 2004, a company, which is indirectly controlled by Ernesto Bertarelli, provided certain media production services to the group for Serono events such as the Annual General Meeting of Shareholders and employee sessions. Services of $0.2 million have been provided for the year ended December 31, 2004.

In 2004, the group paid a one-time consulting fee of $0.1 million to Bertarelli & Cie, a company controlled by Ernesto Bertarelli, for consulting services related to certain business development activities.

There are three loans outstanding to members of the Executive Management Board. The most recent loan was issued on June 12, 2002. All loans to executives accrue fixed interest at 3.0% per year. The total amount outstanding as of December 31, 2004 is CHF0.7 million or approximately $0.6 million (2003: CHF1.1 million or approximately $0.9 million). Two of the loans are repayable in three equal installments and will be fully repaid by April 2005. The remaining loan accrues interest that is paid on the anniversary of the loan grant date, with the principal repayable on December 31, 2005.

The group continues to hold an investment in the equity of Cansera International Inc. ("Cansera"), a Canadian company specializing in sterile animal sera and cell culture products. Purchases from Cansera are carried out on commercial terms and conditions and at market prices. Total company purchases from Cansera for the year-ended December 31, 2004 were $1.5 million (2003: $2.4 million). As of December 31, 2004, there was an amount of $0.1 million (2003: $0.1 million) payable to Cansera.

In 2004, the group acquired an investment in the equity of Integrated Solutions S.A., an information systems consulting company located in Switzerland. The group entered into a master service agreement with Integrated Solutions S.A. for information technology services to be provided. In 2004, Integrated Solutions S.A. provided services in the amount of $4.3 million to the group, of which $0.6 million remained outstanding as of December 31, 2004.

## 34. Principal operating companies

| Company | Segment | Currency | Capital | Ownership | Location | Activity |
|---|---|---|---|---|---|---|
| | As of December 31, 2004 | | | | | |
| Serono International S.A. | Europe | CHF | 5,500,000 | 100% | Switzerland | # |
| Serono Pharma Schweiz, branch of Serono International S.A. | Europe | CHF | – | 100% | Switzerland | § |
| Serono Pharmaceutical Research Institute, division of Serono International S.A. | Europe | CHF | – | 100% | Switzerland | † |
| Ares Trading S.A. | Europe | CHF | 500,000 | 100% | Switzerland | § |
| Laboratoires Serono S.A. | Europe | CHF | 11,009,000 | 100% | Switzerland | *† |
| Laboratoires Serono S.A., branch in Corsier-sur-Vevey | Europe | CHF | – | 100% | Switzerland | *† |
| Serono Austria GmbH | Europe | EURO | 108,065 | 100% | Austria | § |
| Serono Benelux B.V. | Europe | EURO | 613,808 | 100% | The Netherlands | § |
| Serono Benelux B.V., Belgian Branch | Europe | EURO | – | 100% | Belgium | § |
| Serono France S.A. | Europe | EURO | 1,456,560 | 100% | France | †§ |
| Serono Genetics Institute S.A.[1] | Europe | EURO | 60,160,692 | 100% | France | † |
| Serono GmbH | Europe | EURO | 512,000 | 100% | Germany | § |
| Serono Hellas A.E. | Europe | EURO | 1,529,062 | 100% | Greece | § |
| Industria Farmaceutica Serono S.p.A. | Europe | EURO | 656,250 | 96.67%[2] | Italy | *†§ |
| Istituto di Ricerche Biomediche "Antoine Marxer" RBM S.p.A. | Europe | EURO | 5,046,000 | 96.82% | Italy | † |
| Serono España S.A. | Europe | EURO | 2,400,000 | 100% | Spain | *§ |
| Serono Portugal Lda[3] | Europe | EURO | 523,739 | 100% | Portugal | § |
| Serono Nordic AB | Europe | SEK | 250,000 | 100% | Sweden | § |
| Serono Pharma Services S.r.o. | Europe | CZK | 1,400,000 | 100% | Czech Republic | § |
| Serono Ltd | Europe | GBP | 800,000 | 100% | UK | § |
| Bourn Hall Ltd[4] | Europe | GBP | 3,963,404 | 100% | UK | † |
| Serono (Europe) Ltd | Europe | GBP | 50,001 | 100% | UK | † |
| Serono Inc. | North America | USD | 40,867,094 | 100% | US | †§ |
| Serono Reproductive Biology Institute Inc. | North America | USD | 4,000,100 | 100% | US | † |
| Serono Canada, Inc. | North America | CAD | 1 | 100% | Canada | § |
| Serono Argentina S.A. | Latin America | ARS | 1,100,000 | 100% | Argentina | § |
| Serono Produtos Farmaceuticos Ltda | Latin America | BRL | 8,882,288 | 100% | Brazil | § |
| Serono de Colombia S.A. | Latin America | COP | 52,200,000 | 100% | Colombia | *§ |
| Serono de Mexico S.A. de C.V. | Latin America | MXN | 25,653,492 | 100% | Mexico | *§ |
| Ares Trading Uruguay S.A. | Latin America | UYP | 570,000 | 100% | Uruguay | †§ |
| Serono de Venezuela S.A. | Latin America | VEB | 117,900,000 | 100% | Venezuela | § |
| Serono Korea Co Ltd | Asia-Pacific | KRW | 4,376,800,000 | 100% | Korea | § |
| Serono Singapore Pte Ltd | Asia-Pacific | SGD | 630,000 | 100% | Singapore | § |
| Serono Singapore Pte Ltd, Taiwan Branch | Asia-Pacific | TWD | – | 100% | Taiwan | § |
| Serono (Thailand) Co Ltd | Asia-Pacific | THB | 1,250,000 | 100% | Thailand | § |
| Serono Hong Kong Ltd | Asia-Pacific | HKD | 1,000,020 | 100% | Hong Kong | § |

## 34. Principal operating companies (continued)

| | As of December 31, 2004 | | | | | |
|---|---|---|---|---|---|---|
| Company | Segment | Currency | Capital | Ownership | Location | Activity |
| Serono Japan Co Ltd | Japan | JPY | 4,300,000,000 | 100% | Japan | § |
| Serono Australia Ltd | Oceania | AUD | 60,000 | 100% | Australia | § |
| Serono Israel Ltd | Middle East | ILS | 7,000 | 100% | Israel | § |
| Inter-Lab Ltd | Middle East | ILS | 61,478 | 100% | Israel | † |
| InterPharm Industries (1991) Ltd | Middle East | ILS | 6,750 | 100% | Israel | * |
| Serono Ilaç Pazarlama ve Ticaret A.S. | Middle East | TRL | 153,835,000,000 | 100% | Turkey | § |
| Serono South Africa (Pty) Ltd | Africa | SAR | 1,000 | 100% | South Africa | § |

* **Production:** This company performs manufacturing and/or production activities for the group.
† **Research and Development:** This company performs research and development activities for the group.
§ **Sales:** This company performs marketing, export and trading activities for the group.
# **Headquarters:** This company serves as headquarters of the group.

1 Genset S.A. became Serono Genetics Institute S.A. on April 30, 2004.
2 Industria Farmaceutica Serono S.p.A. holds 3.03% of its own shares (treasury shares).
3 Serono Produtos Farmaceuticos Lda became Serono Portugal Lda on January 9, 2004.
4 Bourn Hall Clinic is a clinic specializing in the treatment of infertility disorders. Bourn Hall Clinic became Bourn Hall Ltd on December 23, 2004.

## 35. Significant differences between IFRS and US GAAP

The group's consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the group, differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP). The effects of the application of US GAAP to net income and shareholders' equity are set out in the tables below:

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Net income reported under IFRS | **494,153** | 389,963 | 320,778 |
| US GAAP adjustments | | | |
| a. Purchase Accounting: Genset S.A. | – | (8,916) | (26,829) |
| b. Purchase accounting: Business combinations | – | (3,303) | (5,662) |
| c. Purchase accounting: IFRS goodwill amortization | **5,092** | 6,358 | 2,957 |
| d. Pension provisions | **(779)** | (374) | (147) |
| e. Available-for-sale securities | – | 6,190 | (17,789) |
| f. Deferred taxes | **(30,437)** | 903 | (822) |
| g. Employee Share Purchase Plan | – | 3,855 | 389 |
| h. Convertible bond | **4,660** | 366 | – |
| Deferred tax effect of US GAAP adjustments | **(1,665)** | 3,304 | 7,301 |
| Net income reported under US GAAP | **471,024** | 398,346 | 280,176 |

| | **US$** | US$ | US$ |
|---|---|---|---|
| Basic earnings per bearer share reported under US GAAP | **30.83** | 25.16 | 17.53 |
| Basic earnings per registered share reported under US GAAP | **12.33** | 10.06 | 7.01 |
| Diluted earnings per bearer share reported under US GAAP | **30.78** | 25.12 | 17.51 |
| Diluted earnings per registered share reported under US GAAP | **12.31** | 10.05 | 7.00 |

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Shareholders' equity reported under IFRS | **2,447,878** | 2,880,190 |
| US GAAP adjustments | | |
| a. Purchase accounting: Genset S.A. | **(35,745)** | (35,745) |
| b. Purchase accounting: Business combinations | **12,158** | 12,158 |
| c. Purchase accounting: IFRS goodwill amortization | **14,407** | 9,315 |
| d. Pension provisions | **9,990** | 10,773 |
| d. Minimum pension liability | – | (128) |
| e. Available-for-sale securities | – | – |
| f. Deferred taxes | **(32,045)** | (1,608) |
| g. Employee Share Purchase Plan | – | – |
| h. Convertible bond | **(22,478)** | (25,344) |
| Deferred tax effect of US GAAP adjustments | **4,146** | 5,862 |
| Shareholders' equity reported under US GAAP | **2,398,311** | 2,855,473 |

## 35. Significant differences between IFRS and US GAAP (continued)

Components of shareholders' equity in accordance with US GAAP are as follows:

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Share capital | **254,420** | 253,895 |
| Share premium | **1,023,125** | 1,002,991 |
| Treasury shares | **(987,489)** | (157,642) |
| Retained earnings | **2,006,617** | 1,634,947 |
| Accumulated other comprehensive income | | |
| Currency translation adjustment | **68,391** | 88,883 |
| Unrealized market value adjustment on available-for-sale securities (net of taxes of $1,693 and $1,693) | **47,431** | 32,943 |
| Unrealized market value adjustment on cash flow hedges (net of tax of $0 and $0) | **(14,184)** | (467) |
| Minimum pension liability adjustment (net of taxes of $0 and $51) | **–** | (77) |
| Shareholders' equity reported under US GAAP | **2,398,311** | 2,855,473 |

The changes of shareholders' equity in accordance with US GAAP are as follows:

| | **2004 US$000** | 2003 US$000 |
|---|---|---|
| Balance as of January 1 reported under US GAAP | **2,855,473** | 2,456,683 |
| Purchase of treasury shares | **(833,148)** | (42,026) |
| Issue of share capital | **23,960** | 25,048 |
| Issue of call options on Serono shares | **–** | 945 |
| Net income reported under US GAAP | **471,024** | 398,346 |
| Dividend – bearer shares | **(71,096)** | (61,849) |
| Dividend – registered shares | **(28,258)** | (23,860) |
| Currency translation adjustment | **(20,492)** | 62,497 |
| Net unrealized market value adjustment on available-for-sale securities | **14,488** | 37,636 |
| Net unrealized market value adjustment on cash flow hedges | **(13,717)** | (467) |
| Minimum pension liability adjustment | **77** | 2,520 |
| Balance as of December 31 reported under US GAAP | **2,398,311** | 2,855,473 |

a) The accounting treatment for the 2002 acquisition of Genset S.A. under IFRS is different from the accounting treatment under US GAAP. In accordance with SFAS No. 141, "Business Combinations" the fair value of acquired in-process research and development ("IPR&D") projects is considered to be a separate asset that must be expensed immediately following the acquisition, unless there is an alternative future use. Under IFRS, acquired IPR&D projects are included as a part of goodwill, unless they meet the criteria for recognition as intangible assets under IAS 38, "Intangible Assets", in which case they should be capitalized as intangible assets as part of the purchase price allocation.

b) Prior to January 1, 1995, all goodwill, being the difference between the purchase price and the aggregated fair value of tangible and intangible assets and liabilities acquired in a business combination, was written off directly to equity in accordance with IFRS existing at that time. Under US GAAP, the difference between the purchase price and the fair value of net assets acquired as part of a pre-1995 business combination would have been capitalized as goodwill and, until December 31, 2001, amortized through the income statement over the estimated useful life. Effective January 1, 2002, the group adopted SFAS No. 142, "Goodwill and Other Intangible Assets". According to SFAS No. 142, all recognized goodwill that exists as of January 1, 2002, after reclassifications between intangible assets and goodwill, is no longer amortized, but rather tested at least annually for impairment. Therefore, there was no amortization charge in 2004 and 2003 under US GAAP. There was no impairment loss recognized in 2004 in accordance with SFAS No. 142. In 2003, non-cash charges of $3.3 million were recorded for impairment of goodwill and divestments, which related primarily to the write-off of pre-1995 goodwill.

## 35. Significant differences between IFRS and US GAAP (continued)

c) In accordance with SFAS No. 142, goodwill is no longer amortized but is only subject to impairment testing under US GAAP as of January 1, 2002. The goodwill amortization that was recognized in accordance with IFRS in 2004 was $5.1 million (2003: $6.4 million) and has been added to arrive at net income reported under US GAAP.

d) For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post-retirement Benefits". IAS 19 (revised 1993), in force up to December 31, 1998, required that the discount rate used in the calculation of benefit plan obligations be of an average long-term nature, whereas US GAAP requires that the discount rate be based on a rate at which the obligations could be currently settled. From January 1, 1999, IFRS and US GAAP accounting rules in this area are essentially the same. However, adjustments arise when reconciling from IFRS to US GAAP due to the pre-1999 accounting rule differences. In addition, US GAAP requires an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets to be recognized as an intangible asset, up to the amount of unrecognized prior service costs. Any amount exceeding the unrecognized prior service costs is reported in other comprehensive income net of tax.

e) For US GAAP purposes, and in accordance with IAS 39, "Financial Instruments: Recognition and Measurement", marketable securities with readily determinable fair values are classified as available-for-sale with any unrealized gain or loss resulting from changes in their fair values recorded as a separate component of shareholders' equity. The group considers impairment under US GAAP to be other than temporary if the impairment exceeds 25% over a continual period of six months, and there is no indication of a significant increase in fair value in the short-term. Such unrealized losses are expensed in the income statement. This definition of impairment under US GAAP differs from the definition of impairment under IFRS and, therefore, the amount of unrealized gains and losses recognized under the two standards will be different. During 2003, the group recognized a realized gain under US GAAP upon the disposal of an investment of $2.2 million, while under IFRS the disposal resulted in a realized loss of $4.0 million.

f) Under IAS 12 (revised 2000), "Income Taxes", and US GAAP, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 and effective from January 1, 1998, the group changed its accounting policy relating to the calculation of the deferred tax effect on the elimination of unrealized intercompany profits. Prior to this date, the tax effect was calculated with reference to the local tax rate of the selling or manufacturing company where the intercompany profit was generated. Since January 1, 1998, the group calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at year-end. However, US GAAP requires the tax effect to be calculated with reference to the local tax rate in the seller or manufacturer's jurisdiction.

g) For US GAAP purposes, the Employee Share Purchase Plan (the "ESPP") as described in note 28 has been accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which is the same as Serono's current policy in accordance with IAS 19, "Employee Benefits". The accumulated compensation cost associated with the matching share under US GAAP as of December 31, 2002 has been added back as income in the US GAAP reconciliation.

h) In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", all proceeds received from the issuance of the convertible bond should be allocated to long-term debt. Under IFRS, the proceeds of the bond were bifurcated and recognized as separate liability and equity components. The amount of financial expense recognized under IFRS exceeds the amount of financial expense recognized under US GAAP due to the differences in the amounts initially recognized under IFRS and US GAAP. In 2004, $4.7 million (2003: $0.4 million) has been added back to arrive at net income under US GAAP. The equity component initially recognized under IFRS of $24.6 million was reported as a reserve within shareholders' equity. However, under US GAAP, this reserve is removed from shareholders' equity and recorded as long-term debt on the consolidated balance sheet.

## Additional US GAAP Disclosures

### A. Purchase accounting: Genset S.A.

On September 12, 2002, the group acquired 92.47% of the share capital of Genset S.A., a genomics-based biotechnology company, in a transaction accounted for as a business combination in accordance with SFAS 141, "Business Combinations". During 2003, the group increased its ownership to 100% by acquiring the remaining outstanding shares of Genset S.A. The final purchase price allocation under US GAAP resulted in acquired IPR&D of $35.7 million and goodwill of $47.5 million. The components of shareholders' equity and net income adjustments related to the US GAAP purchase accounting adjustments are as follows:

| | As of December 31, 2004 | |
|---|---|---|
| | **Shareholders' equity US$000** | **Net income US$000** |
| IPR&D | **(35,745)** | **–** |
| IFRS Goodwill amortization | **10,960** | **4,104** |
| Total | **(24,785)** | **4,104** |

| | As of December 31, 2003 | |
|---|---|---|
| | Shareholders' equity US$000 | Net income US$000 |
| IPR&D | (35,745) | (8,916) |
| IFRS Goodwill amortization | 6,856 | 5,184 |
| Total | (28,889) | (3,732) |

### B. Purchase accounting: Goodwill and other intangibles

Changes in the carrying amount of goodwill under US GAAP for the years ended December 31, 2004 and 2003 are as follows:

| | **2004 US$000** | 2003 US$000 |
|---|---|---|
| As of January 1 | **74,945** | 115,380 |
| Goodwill acquired | **332** | (37,208) |
| Impairment losses | **–** | (3,303) |
| Currency adjustments | **19** | 76 |
| As of December 31 | **75,296** | 74,945 |

All goodwill components were tested for impairment during 2004 and 2003. The fair value of the business was determined using the expected present value of future cash flows.

The following table sets out, in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related information", the carrying amount of goodwill under US GAAP by the geographical segment in which the reporting unit is located:

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Europe | **52,914** | 52,563 |
| Middle East, Africa and Eastern Europe | **22,382** | 22,382 |
| Total | **75,296** | 74,945 |

In accordance with SFAS 142, "Goodwill and Other Intangible Assets", intangible assets with indefinite lives and goodwill are no longer amortized, but tested annually for impairment. Goodwill is the only intangible asset with an indefinite life.

The remaining weighted average amortization period of intangible assets with definite lives as of December 31, 2004 was 5.8 years (2003: 6.9 years). The aggregated amortization expense for intangible assets with definite lives was $33.7 million and $25.1 million for the year ended December 31, 2004 and 2003, respectively. The estimated amortization expense for intangible assets for the next five years is as follows:

| | US$000 |
|---|---|
| 2005 | 42,238 |
| 2006 | 41,067 |
| 2007 | 39,429 |
| 2008 | 23,597 |
| 2009 | 23,597 |

**C. Pension provisions**

The following tables provide a reconciliation of the changes in the benefit obligation and fair value of the plan assets and a statement of the funded status for the group's defined benefit pension plans as of December 31, 2004 and 2003, respectively:

| | As of December 31 | |
|---|---|---|
| | **2004 US$000** | 2003 US$000 |
| Benefit obligation | | |
| As of January 1 | **168,544** | 185,519 |
| Service cost | **24,630** | 21,077 |
| Interest cost | **7,913** | 6,014 |
| Actuarial gain | **(3,716)** | (52,638) |
| Benefit payments | **(6,925)** | (8,839) |
| Settlements | **–** | (451) |
| Currency adjustments | **14,644** | 17,862 |
| As of December 31 | **205,090** | 168,544 |
| Plan assets at fair value | | |
| As of January 1 | **145,687** | 108,288 |
| Actual return on plan assets | **11,240** | 12,934 |
| Employer contributions | **15,198** | 12,825 |
| Employee contributions | **7,101** | 6,117 |
| Benefit payments | **(6,925)** | (8,839) |
| Currency adjustments | **14,473** | 14,362 |
| As of December 31 | **186,774** | 145,687 |
| Funded status | | |
| As of December 31 | **(18,316)** | (22,857) |
| Unrecognized actuarial gain | **(31,499)** | (21,637) |
| Minimum pension liability | **–** | (128) |
| Net amount recognized | **(49,815)** | (44,622) |
| Accrued benefit liability | **(49,815)** | (44,494) |
| Accumulated other comprehensive income, gross | **–** | (128) |
| Net amount recognized | **(49,815)** | (44,622) |

The accumulated benefit obligation for the group's defined benefit pension plans was $195.3 million as of December 31, 2004 ($159.0 million as of December 31, 2003).

| | Year ended December 31 | | |
|---|---|---|---|
| | **2004 US$000** | 2003 US$000 | 2002 US$000 |
| Current service cost | **17,529** | 14,960 | 13,995 |
| Interest cost | **7,913** | 6,014 | 6,206 |
| Expected return on plan assets | **(8,609)** | (6,762) | (5,960) |
| Amortization of transition obligation | **–** | 374 | 147 |
| Amortization of unrecognized actuarial (gain)/loss | **(674)** | (1,342) | 113 |
| Net periodic benefit cost | **16,159** | 13,244 | 14,501 |
| (Decrease)/increase in minimum pension liability included in other comprehensive income, gross | **(128)** | (2,758) | 2,886 |

Unrecognized actuarial gain and loss in excess of 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active participants. The principal weighted average actuarial assumptions used for accounting purposes are as follows:

| | Net period benefit costs | | Benefit obligation | |
|---|---|---|---|---|
| | **2004 %** | 2003 % | **2004 %** | 2003 % |
| Discount rate | **–** | – | **4.03** | 4.24 |
| Expected return on plan assets | **5.19** | 5.65 | **–** | – |
| Future salary increases | **2.69** | 2.67 | **2.69** | 2.67 |
| Future pension increases | **–** | – | **3.76** | 4.03 |

The expected return on plan assets was determined based on historical benchmarks for returns in the plan asset portfolio as a whole and internal capital market forecasts for each plan asset category based on the targeted asset allocation. Actuarial dates to determine pension benefit measurements for the group's defined benefit pension plans fell within three months from the year ended December 31, 2004.

SFAS No. 132 (revised 2003), "Employer's Disclosures about Pensions and Other Post-Retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132", requires the following additional information:

The weighted average pension plan asset allocation for the group's defined benefit pension plans as of December 31, 2004 and 2003, by asset category, is as follows:

| | As of December 31 | |
|---|---|---|
| | 2004 % | 2003 % |
| Equity securities | 29 | 27 |
| Debt securities | 50 | 53 |
| Real estate | 6 | 7 |
| Other | 15 | 13 |
| Total | 100 | 100 |

Investment policies and strategies are determined separately for each of the defined benefit pension plans. The group's main defined benefit pension plan, the Swiss plan, contributes approximately 85% of the total benefit obligation in 2004. For the Swiss defined benefit pension plan, the Foundation Board sets the investment policy, including the relevant investment requirements and investment and risk limits. The objective of the investment policy is to maximize return while limiting risks through a balanced portfolio of investments. Within each plan asset category, a diversified mix of individual equity and debt securities, real estate and investments in funds is selected. Equity securities are targeted at a maximum of 35% of the portfolio. Real estate investments are limited to domestic real estate at a maximum of 50% of the portfolio. Direct investments in Serono shares or derivatives on Serono shares are not allowed.

The expected employer contributions to the group's defined benefit pension plan amount to $15.4 million in 2005. The following benefit payments, which represent future service, are expected to be paid:

| | US$000 |
|---|---|
| 2005 | 6,834 |
| 2006 | 7,173 |
| 2007 | 7,448 |
| 2008 | 7,988 |
| Thereafter | 62,201 |

The group's US subsidiary, Serono Holding, Inc., maintains a savings plan for eligible employees. This 401(k) plan is designed to supplement the existing pension retirement program of eligible employees and to assist them in strengthening their financial security by providing an incentive to save and invest regularly. The plan provides for a matching contribution by Serono Holding, Inc., which amounted to approximately $1.4 million, $1.2 million and $1.2 million for the three years ended December 31, 2004, 2003 and 2002, respectively.

**D. Financial assets**

The US GAAP carrying values of financial assets equal the IFRS carrying values. The components of short-term and long-term financial assets are provided in note 17. Proceeds from the sale of available-for-sale securities in 2004 were $654.6 million (2003: $8.1 million). Gross realized gains in 2004 were $1.8 million (2003: $2.1 million). Gross realized losses in 2004 were $1.4 million (2003: $0.2 million). The net unrealized gain from available-for-sale securities included as a separate component of shareholders' equity under US GAAP was $12.6 million as of December 31, 2004 (2003: net unrealized gain of $25.9 million). The maturities of the available-for-sale debt securities as of December 31, 2004 and 2003, respectively, are as follows:

| | 2004 US$000 | 2003 US$000 |
|---|---|---|
| 2005 | 784,714 | 294,002 |
| 2006 | 560,703 | 218,957 |
| 2007 | 217,779 | 363,707 |
| 2008 | – | 241,332 |
| Total | 1,563,196 | 1,117,998 |

**E. Derivative financial instruments**

There were no gains or losses recognized in 2004 on options settled in Serono bearer shares that require a net cash settlement (2003: loss of $1.7 million).

**F. Non-derivative financial instruments**

Non-derivative financial assets consist of cash and cash equivalents, short-term and long-term investments and unconsolidated investments. Non-derivative liabilities consist of bank advances and short-term and long-term financial debts, including the convertible bond. The convertible bond is recognized in the consolidated balance sheets as of December 31, 2004 and 2003 for US GAAP purposes as follows:

| | 2004 US$000 | 2003 US$000 |
|---|---|---|
| Face value of convertible bond issued | 465,261 | 465,261 |
| Transaction costs | (6,611) | (6,611) |
| Liability on initial recognition | 458,650 | 458,650 |
| Interest expense | 9,124 | 729 |
| Cumulative translation adjustment | 62,494 | 20,931 |
| Liability as of December 31 | 530,268 | 480,310 |

The US GAAP carrying values are equivalent to the IFRS carrying values for all non-derivative financial assets and liabilities. The carrying amount of cash and cash equivalents, short-term investments and bank advances approximates their estimated fair values, due to the short-term nature of these instruments. The fair values for the marketable securities are estimated based on listed market prices or broker or dealer price quotes. The fair value of long-term financial debt is estimated based on the current quoted market rates available for debt with similar terms and maturities. The fair value of the convertible bond is determined based on quoted market price as of December 31, 2004 and 2003. The estimated fair values and maturities of the long-term financial debts are provided in notes 19 and 20.

### G. Current and deferred taxes

Deferred tax assets and liabilities under US GAAP consist of the following:

| | As of December 31 | |
|---|---|---|
| | 2004 US$000 | 2003 US$000 |
| Deferred tax assets | | |
| Tax losses carried forward | 47,764 | 60,800 |
| Various research and development tax credits carried forward | 30,448 | 32,943 |
| Depreciation and amortization | 37,045 | 49,797 |
| Inventories | 63,617 | 59,966 |
| Accrued expenses | 20,090 | 21,234 |
| Return provisions | 11,487 | 12,353 |
| Other | 6,990 | (4,327) |
| Total deferred tax assets | 217,441 | 232,766 |
| Less valuation allowance | (46,873) | (58,819) |
| Total net deferred tax assets | 170,568 | 173,947 |
| Deferred tax liabilities | | |
| Depreciation and amortization | 4,723 | 8,232 |
| Inventories | 29,745 | 13,915 |
| Other | (10,226) | (6,228) |
| Total deferred tax liabilities | 24,242 | 15,919 |
| Net deferred taxes | 146,326 | 158,028 |

Other deferred tax assets and liabilities are stated net of any deferred tax assets and liabilities that have been offset against each other and the amount may therefore become negative. The potential for offsetting deferred tax assets and liabilities is limited to those arising within the same tax jurisdiction.

Valuation allowances have been established for certain deferred tax assets related primarily to net operating losses carried forward and portions of other deferred tax assets for which the group determined that it was more likely than not that these benefits would not be realized. During 2004, the valuation allowance decreased by $11.9 million (2003: decrease of $57.0 million). The decrease in the valuation allowance in 2003 is mainly related to the recognition of a deferred tax asset that arises from the utilization of the net operating losses carried forward for Genset S.A. A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming probable, which would result in a decrease in the group's effective tax rate.

Deferred tax assets and liabilities under US GAAP, broken out into current and non-current, are as follows:

| | As of December 31 | |
|---|---|---|
| | 2004 US$000 | 2003 US$000 |
| Current deferred tax assets | 101,199 | 99,258 |
| Non-current deferred tax assets | 69,369 | 74,689 |
| Total net deferred tax assets | 170,568 | 173,947 |
| Current deferred tax liabilities | 1,829 | 2,133 |
| Non-current deferred tax liabilities | 22,413 | 13,786 |
| Total deferred tax liabilities | 24,242 | 15,919 |

### H. Pro forma earnings per share

As permitted by Statement of SFAS No. 123, "Accounting for Stock Based Compensation" and its amendment in SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure", the group applies APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for the stock option plan for US GAAP purposes. Had the group accounted for stock options in accordance with SFAS 123, net income under US GAAP and earnings per bearer and registered share under US GAAP would have decreased to the pro forma amounts indicated as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2004 US$000 | 2003 US$000 | 2002 US$000 |
| Net income as reported | 471,024 | 398,346 | 280,176 |
| Compensation expense recognized in net income | 1,219 | 1,375 | 1,045 |
| Compensation expense that would have been included in the determination of net income if SFAS No. 123 had been adopted | (22,028) | (18,982) | (14,385) |
| Pro forma net income | 450,215 | 380,739 | 266,836 |

| | US$ | US$ | US$ |
|---|---|---|---|
| As reported | | | |
| Basic earnings per bearer share | 30.83 | 25.16 | 17.53 |
| Basic earnings per registered share | 12.33 | 10.06 | 7.01 |
| Diluted earnings per bearer share | 30.78 | 25.12 | 17.51 |
| Diluted earnings per registered share | 12.31 | 10.05 | 7.00 |
| Pro forma | | | |
| Basic earnings per bearer share | 29.47 | 24.05 | 16.69 |
| Basic earnings per registered share | 11.79 | 9.62 | 6.68 |
| Diluted earnings per bearer share | 29.42 | 24.01 | 16.67 |
| Diluted earnings per registered share | 11.77 | 9.61 | 6.67 |

The average fair values of stock options granted to employees in 2004, 2003 and 2002 were $210, $142 and $317, respectively. The fair value of stock options granted to directors in 2004 and 2003 was $195 and $170, respectively. There were no stock options granted to directors in 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following weighted average assumptions used for grants for the years ended December 31, 2004, 2003 and 2002, respectively:

| | 2004 % | 2003 % | 2002 % |
|---|---|---|---|
| Dividend gross rate | 1.01 | 1.07 | 0.47 |
| Expected stock price volatility | 38.2 | 34.6 | 33.6 |
| Risk-free interest rate | 3.5 | 3.5 | 3.5 |
| Expected lives, in years | 7.8 | 7.9 | 7.5 |

**I. Advertising costs**
The group expenses production costs of print and display advertisements as of the first day the advertisement takes place. Advertising expenses included in selling and marketing expenses were $100.4 million, $77.0 million and $77.2 million for the three years ended December 31, 2004, 2003 and 2002, respectively.

**J. Shipping and handling costs**
The group includes shipping and handling costs incurred in connection with the distribution of therapeutic products in the selling, general and administrative line on the income statement. These amounts were $31.3 million, $25.7 million and $18.6 million for the three years ended December 31, 2004, 2003 and 2002, respectively.

**K. Shares issued and outstanding**
Regulation S-X, Rule 5-02.30, would require the number of shares issued or outstanding, for each class of shares, to be disclosed on the face of the balance sheet. The group discloses this information in note 24 to the consolidated financial statements.

**L. Consolidated Statements of Cash Flows**
Consolidated statements of cash flows of the group are prepared in accordance with IAS 7, "Cash Flow Statements". As permitted by the US Securities and Exchange Commission in Regulation S-X, no reconciliation to US GAAP has been performed.

**M. Comprehensive income**
SFAS No. 130, "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in shareholders' equity during a period that arises from non-owner sources, such as currency translation items, unrealized gains and losses on available-for-sale securities, cash flow hedges and minimum pension liabilities. The additional disclosures required under US GAAP are as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2004 US$000 | 2003 US$000 | 2002 US$000 |
| Net income reported under US GAAP | **471,024** | 398,346 | 280,176 |
| Other comprehensive income | | | |
| Currency translation adjustment | **(20,492)** | 62,497 | 108,668 |
| Unrealized market value adjustment on available-for-sale securities (net of taxes of $0, $0 and $2,147, respectively) | **14,488** | 37,636 | (1,884) |
| Unrealized market value adjustment on cash flow hedges (net of taxes of $0 and $0, respectively) | **(13,717)** | (467) | – |
| Minimum pension liability adjustment (net of taxes of $51, $238 and $289, respectively) | **77** | 2,520 | (2,597) |
| Comprehensive income reported under US GAAP | **451,380** | 500,532 | 384,363 |

## 36. Effect of new accounting pronouncements

**IFRS**
In December 2003, the International Accounting Standards Board (IASB) released revisions to the following standards: IAS 1, "Presentation of Financial Statements"; IAS 2, "Inventories"; IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors"; IAS 10, "Events after Balance Sheet Date"; IAS 16, "Tangible fixed assets"; IAS 17, "Leases"; IAS 21, "The Effects of Changes in Foreign Exchange Rates"; IAS 24, "Related Parties Disclosures"; IAS 27, "Consolidated and Separate Financial Statements"; IAS 28, "Investment in Associates"; IAS 31, "Interests in Joint Ventures"; IAS 32, "Financial Instruments: Disclosure and Presentation"; IAS 33, "Earnings per Share"; IAS 39, "Financial Instruments: Recognition and Measurement"; and IAS 40, "Investment Property". The revised standards should be applied for financial statements covering periods beginning on or after January 1, 2005. IAS 1, "Presentation of Financial Statement", requires that minority interests are included in shareholders' equity in the consolidated balance sheet and they are no longer deducted in arriving at net income in the consolidated income statement. The adoption of IAS 1 will increase shareholders' equity as of January 1, 2005 by $3.3 million. Basic and diluted earnings per share will continue to be calculated based on the net income attributable to shareholders of Serono S.A. only. The other amendments as described above are not expected to have a material impact on the group's consolidated financial statements.

In February 2004, the IASB published IFRS 2, "Share-Based Payments", which requires fair-value recognition of equity-based compensation in the group's consolidated financial statements. IFRS 2 will become effective for annual periods beginning on or after January 1, 2005 and will require retrospective application for all equity-based compensation instruments granted after November 7, 2002 and not vested as of January 1, 2005. As permitted by IFRS 2, the group will restate in 2005 prior year audited historical consolidated financial statements to reflect the expense of stock options granted since the effective date of IFRS 2. Management estimates that the adoption of IFRS 2 will result in:

| Estimates, earnings per share in US$ | 2004 US$000 | 2003 US$000 |
|---|---|---|
| Increase in share capital and share premium | 12,936 | 2,611 |
| Decrease in retained earnings | 12,936 | 2,611 |
| Increase in compensation expense, net of tax | 10,325 | 2,611 |
| Decrease in basic earnings per bearer share | 0.68 | 0.16 |
| Decrease in basic earnings per registered share | 0.27 | 0.07 |
| Decrease in diluted earnings per bearer share | 0.67 | 0.16 |
| Decrease in diluted earnings per registered share | 0.27 | 0.07 |

## 36. Effect of new accounting pronouncements (continued)

In March 2004, the IASB published IFRS 3, "Business Combinations"; IFRS 4, "Insurance Contracts"; IFRS 5, "Non-Current Assets Held for Sale and Discontinued Operations"; and revised versions of IAS 36, "Impairment of Assets"; IAS 38, "Intangible Assets"; and further amendments to IAS 39. These standards will become effective for annual periods beginning on or after January 1, 2005. IFRS 3 became effective for all business combinations that take place after March 31, 2004. As there were no acquisitions during 2004, the adoption of IFRS 3 does not impact the amounts presented in the 2004 consolidated financial statements. The adoption of IFRS 3 will cease amortization of goodwill as of January 1, 2005 and will require goodwill to be tested at least annually for impairment, which is identical to the current accounting policy for goodwill under US GAAP. For business combinations with a date of acquisition after March 31, 2004, the adoption of IAS 38 will require, that the purchase price is allocated to any IPR&D separately from goodwill. In addition, acquired intangible assets as part of in-licensing agreements after January 1, 2005 will be capitalized even if they have not achieved technical feasibility, which is usually signified by regulatory approval. The adoption of IFRS 4 and IFRS 5 is not expected to have a material impact on the group's consolidated financial statements.

### US GAAP

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revised FASB Interpretation No. 46 (FIN 46R), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (ARP 51)". The FASB published the revision to clarify and amend some of the original provisions of FIN 46, which was issued in January 2003, and to exempt certain entities from its requirements. The provisions of FIN 46R became effective as of March 31, 2004. The group completed its evaluation of the provisions of FIN 46R on the equity investments it holds, none of which would be considered as variable interest entities. Accordingly, the adoption of this standard did not have a material impact on the reconciliation.

In December 2003, the Securities and Exchange Commission (SEC) issued SAB 104, "Revenue Recognition", which supersedes SAB 101, "Revenue Recognition in Financial Statements". SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, "Revenue Recognition". Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EIFT 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 in 2004 did not have a material impact on the reconciliation.

In February 2004, EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" was issued. EITF 03-01 stipulates disclosure requirements for investments with unrealized losses that have not been recognized as other-than-temporary impairments. The provisions of EITF 03-01 became effective for annual periods beginning after June 15, 2004. On September 30, 2004, the FASB issued FSP 03-01, "Effective Date of paragraphs 10-20 of EITF 03-01", delaying the effective date for the recognition and measurement guidance in EITF 03-01. The disclosure requirements in EITF 03-01 remain effective. The group complied with the disclosure provisions of EITF 03-01.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4". This statement requires that certain abnormal costs associated with the manufacturing, freight, and handling costs associated with inventory be charged to current operations in the period in which they are incurred and will be effective for annual periods beginning after June 15, 2005. The group is currently evaluating the impact of this standard on the reconciliation.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – Amendment of APB No. 29". This standard eliminates the exception for exchanges of similar productive assets at fair value as stated in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for exchanges of nonmonetary assets occurring after June 15, 2005 and is not expected to have a material impact on the reconciliation.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), "Share-Based Payment". SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock Based Compensation" and supersedes APB No. 25, "Accounting for Stock Issued to Employees". This standard eliminates the ability to account for share-based compensation transactions using APB No. 25 and requires such transactions to be accounted for using a fair-value-based valuation method and the resulting cost to be recognized in the financial statements. This standard is effective for awards that are granted, modified or settled in cash for annual periods beginning after June 15, 2005 and the accounting policy would be essentially the same as IFRS 2, "Share-Based Payment". The group is currently evaluating the two methods of adoption allowed by SFAS No. 123R, the modified-prospective transition method and the modified-retrospective transition method and their impact on the reconciliation and disclosure.

## 37. Subsequent events

On January 25, 2005, the consolidated financial statements were approved by the Board of Directors for presentation to the Annual General Meeting of shareholders. The proposed dividends are detailed in note 26.

## 38. Principal currency translation rates

| | | 2004<br>US$ | 2003<br>US$ | 2002<br>US$ |
|---|---|---|---|---|
| Year-end exchange rates used for the consolidated balance sheets. | | | | |
| | 1 CHF | **1.1325** | 1.2334 | 1.3871 |
| | 1 EURO | **0.7335** | 0.7915 | 0.9557 |
| Average exchange rates used for the consolidated income statements and cash flow statements. | | | | |
| | 1 CHF | **1.1353** | 1.2896 | 1.4852 |
| | 1 EURO | **0.7520** | 0.8331 | 1.0075 |

# Report of the statutory auditors

## To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) included on pages 97 to 102 of Serono S.A. for the year ended December 31, 2004.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers S.A.





M. Aked H-J. Hofer

Geneva, January 31, 2005

# Financial statements of Serono S.A.

## Income statements

| Year ended December 31 | 2004<br>CHF000 | 2003<br>CHF000 |
|---|---|---|
| **Income** | | |
| Income from investments | 749,478 | 422,654 |
| Interest income | 11,792 | 11,776 |
| Other income | 1,348 | – |
| **Total income** | 762,618 | 434,430 |
| **Expenses** | | |
| Financial expenses | 18,831 | 17,041 |
| Administrative expenses | 3,309 | 10,876 |
| Write-down of investments | 434 | 5,725 |
| Amortization | 11,661 | 11,868 |
| Taxes | 3,747 | 2,641 |
| **Total expenses** | 37,982 | 48,151 |
| **Net income** | 724,636 | 386,279 |

# Balance sheets (prior to profit appropriation)

| As of December 31 | Notes | 2004 CHF000 | 2003 CHF000 |
|---|---|---|---|
| ASSETS | | | |
| Current assets | | | |
| Cash at bank and on hand | | **389** | 338 |
| Accounts receivable from | | | |
| – affiliates | | **36,936** | 110,092 |
| – others | | **1,188** | 264 |
| Marketable securities | 3 | **736,454** | – |
| Total current assets | | **774,967** | 110,694 |
| Non-current assets | | | |
| Investments | 4 | **3,235,168** | 3,233,711 |
| Loans to affiliates | | **265,005** | 331,784 |
| Other long-term assets | | **1,995** | 12,886 |
| Total non-current assets | | **3,502,168** | 3,578,381 |
| Total assets | | **4,277,135** | 3,689,075 |
| LIABILITIES | | | |
| Current liabilities | | | |
| Accounts payable and accrued liabilities | | | |
| – affiliates | | **179,955** | 247,729 |
| – others | | **13,292** | 6,967 |
| Taxes payable | | **27,416** | 2,312 |
| Total current liabilities | | **220,663** | 257,008 |
| SHAREHOLDERS' EQUITY | | | |
| Share capital | 5/7 | **403,585** | 402,926 |
| Legal reserves | | | |
| – General reserves | 7 | **1,783,650** | 1,760,629 |
| – Reserve for treasury shares | 7 | **503,096** | 227,148 |
| Available earnings | 7 | **1,366,141** | 1,041,364 |
| Total shareholders' equity | 7 | **4,056,472** | 3,432,067 |
| Total liabilities and shareholders' equity | | **4,277,135** | 3,689,075 |

The accompanying notes form an integral part of these financial statements.

# Notes to the financial statements of Serono S.A.

## 1. General

Serono is a leading global biotechnology company with executive headquarters in Geneva, Switzerland. The bearer shares of Serono S.A., the holding company of the group, incorporated in Coinsins (Vaud), Switzerland, are listed on the Swiss Stock Exchange and, in the form of American depositary shares, on the New York Stock Exchange.
The financial statements of Serono S.A. are prepared in accordance with the provisions of the Swiss Code of Obligations.

## 2. Accounting policies

**Conversion of foreign currencies:** Assets and liabilities denominated in a foreign currency are translated into Swiss francs at year-end exchange rates, except investments in non-group companies and investments in affiliates, which are translated at historical rates. Income and expense items are translated at average exchange rates prevailing during the year. Net unrealized exchange gains, if any, are deferred on the balance sheet, while exchange losses, whether realized or not, are included in determining net income.

**Taxes:** Provision is made for all taxes due on the company's taxable income and capital.

**Financial assets:** Investments in affiliates are valued at acquisition cost less adjustments for impairment of value.

**Marketable securities:** Marketable securities are valued at the lower of cost and market value.

**Comparatives:** Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

## 3. Marketable securities

Marketable securities consist of treasury shares held by Serono S.A. with a net book value of CHF736.5 million (none in 2003).

## 4. Investments

Total investments consist of investments in affiliates of CHF3,206.7 million (2003: CHF3,206.7 million), investments in non-group companies of CHF28.2 million (2003: CHF26.7 million) and marketable securities of CHF0.3 million (2003: CHF0.3 million). The details related to the principal operating companies of Serono S.A. are shown in note 34 to the consolidated financial statements.

## 5. Share capital

| | Number of shares | | | | |
|---|---|---|---|---|---|
| | As of December 31, 2002 | Movement in year | As of December 31, 2003 | Movement in year | **As of December 31, 2004** |
| Issued and fully paid share capital | | | | | |
| Registered shares | 11,013,040 | – | 11,013,040 | – | **11,013,040** |
| Bearer shares | 11,685,856 | 25,970 | 11,711,826 | 26,349 | **11,738,175** |
| Treasury shares | | | | | |
| Treasury shares held by Serono S.A. | – | – | – | 962,435 | **962,435** |
| Treasury shares held by affiliates | 239,412 | 65,527 | 304,939 | 344,060 | **648,999** |
| Total treasury shares | 239,412 | 65,527 | 304,939 | 1,306,495 | **1,611,434** |

The Serono S.A. share capital consists of 11,013,040 registered shares with a nominal value of CHF10 each and of 11,738,175 bearer shares with a nominal value of CHF25 each.

The total share capital increased from CHF402.9 million as of December 31, 2003 to CHF403.6 million as of December 31, 2004 due to the issuance of 4,530 bearer shares for the exercise of stock options and the issuance of 21,819 bearer shares for the share purchase plans. The total share capital increased from CHF402.3 million as of December 31, 2002 to CHF402.9 million as of December 31, 2003 due to the issuance of 2,741 bearer shares for the exercise of stock options and the issuance of 23,229 bearer shares for the share purchase plans.

Treasury shares purchased during 2004 totaled CHF1,017.4 million (2003: CHF55.0 million) with an average purchase price of CHF774 (2003: CHF686). During 2004, 7,149 treasury shares were granted to employees (2003: 4,630 treasury shares) for compensation expense in the amount of CHF5.0 million (2003: CHF5.9 million).

The number of treasury shares held by Serono S.A. and affiliates is determined in accordance with the definitions of and meets the requirements of Art. 659b Swiss Code of Obligations. The 1,611,434 treasury shares held as of December 31, 2004 are non-dividend bearing.

The details to the authorized share capital and the conditional share capital of Serono S.A are shown in note 24 to the consolidated financial statements.

## 6. Principal shareholders

As of December 31, 2004, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 51.43% of the capital and 65.36% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 7.00% of the capital and 10.53% of the voting rights of Serono S.A.

## 7. Changes in shareholders' equity

| | Share capital CHF000 | Agio (share premium)[1] CHF000 | General reserve[1] CHF000 | Reserve for treasury shares CHF000 | Available earnings CHF000 | **Total shareholders' equity CHF000** |
|---|---|---|---|---|---|---|
| As of January 1, 2003 | **402,277** | **1,706,229** | **31,800** | **189,355** | **803,648** | **3,133,309** |
| Net income | – | – | – | – | 386,279 | **386,279** |
| Dividend | – | – | – | – | (110,770) | **(110,770)** |
| Transfer for treasury shares | – | – | – | 37,793 | (37,793) | **–** |
| Stock options exercised | 68 | 5,386 | – | – | – | **5,454** |
| Shares issued under the share purchase plans | 581 | 17,214 | – | – | – | **17,795** |
| As of December 31, 2003 | **402,926** | **1,728,829** | **31,800** | **227,148** | **1,041,364** | **3,432,067** |
| | | | | | | |
| As of January 1, 2004 | **402,926** | **1,728,829** | **31,800** | **227,148** | **1,041,364** | **3,432,067** |
| Net income | – | – | – | – | 724,636 | **724,636** |
| Dividend | – | – | – | – | (123,911) | **(123,911)** |
| Transfer for treasury shares | – | – | – | 275,948 | (275,948) | **–** |
| Stock options exercised | 114 | 4,121 | – | – | – | **4,235** |
| Shares issued under the share purchase plans | 545 | 18,900 | – | – | – | **19,445** |
| As of December 31, 2004 | **403,585** | **1,751,850** | **31,800** | **503,096** | **1,366,141** | **4,056,472** |

1 The agio (share premium) and the general reserve constitute the total general reserves.

## 8. Stock option plan

The details to the stock option plan of Serono S.A. are shown in note 27 to the consolidated financial statements.

## 9. Contingent liabilities

| | **Outstanding liability as of December 31, 2004 CHF000** | Outstanding liability as of December 31, 2003 CHF000 |
|---|---|---|
| Guarantees in respect of affiliates' borrowing facilities – total maximum amount of CHF478.3 million (2003: CHF574.3 million) | **152,035** | 118,093 |
| Guarantee in respect of an affiliate for the CHF600.0 million 0.5% senior unsubordinated convertible bond 2003/2008 | **575,072** | 560,906 |

# Proposed appropriation of available earnings

| | 2004 CHF | 2003 CHF |
|---|---|---|
| Available earnings | | |
| Balance brought forward from previous year | **917,452,362** | 692,877,574 |
| Transfer to reserve for treasury shares | **(275,947,842)** | (37,792,674) |
| Net income | **724,636,759** | 386,278,838 |
| Total available earnings | **1,366,141,279** | 1,041,363,738 |
| Appropriation of available earnings | | |
| Payment of a dividend of CHF3.60 (2003: CHF3.20) gross on 11,013,040 (11,013,040) per registered share | **(39,646,944)** | (35,241,728) |
| Payment of a dividend of CHF9.00 (2003: CHF8.00) gross on 10,126,741 (11,083,706) per bearer shares | **(91,140,669)** | (88,669,648) |
| Total appropriation of available earnings | **(130,787,613)** | (123,911,376) |
| Balance to be carried forward | **1,235,353,666** | 917,452,362 |

Shares issued up to the dividend payment date carry the right to receive the 2004 dividend.

# Corporate governance

Serono has a long-term commitment to good corporate governance. We believe that we have the responsibility to conduct ourselves in accordance with the highest ethical standards when dealing with our customers, shareholders, employees and the communities in which we live.

Our principles and rules on corporate governance are outlined in our Articles of Association, the Rules of Organization of our Board of Directors, the Charters of the Board of Directors' Audit and Compensation Committees and in our Code of Ethics for the directors, Chief Executive Officer, Executives and Financial Officers.

This report conforms with the Directive on Information relating to Corporate Governance issued by the SWX Swiss Exchange, in effect since July 1, 2002.

## 1. Group structure and shareholders

### 1.1. Group structure

Serono S.A., a holding company organized under Swiss law with registered offices in Coinsins (Vaud), Switzerland, controls, directly or indirectly, all affiliates of the Serono group worldwide. The Serono group's headquarters are located in Geneva, Switzerland. Serono maintains research and development facilities located in Switzerland (Geneva), the US (Boston area), France (Evry), and Italy (Rome and Turin). Its principal manufacturing facilities are located in Switzerland (Aubonne and Corsier-sur-Vevey), Italy (Bari), Spain (Tres Cantos) and France (Martillace). Serono operates business units worldwide, including in North and South America, Western and Eastern Europe, the Middle East, North Africa, South East Asia and Australia.

Information on Serono's revenues, expenses, assets and liabilities by geographical segments is summarized under note 3 of the consolidated financial statements.

The Serono group comprises one listed company: Serono S.A. Serono S.A. is listed on the Swiss and New York Stock Exchanges (virt-x: SEO, Code ISIN: CH0010751920 and NYSE: SRA, Code ISIN: US81752M1018). Serono S.A.'s market capitalization at December 31, 2004 was CHF12,091.4 million. Serono's principal operating companies (all of which are non-listed companies), their country of incorporation, their share capital and the percentage of shares held by Serono are listed under note 34 of the consolidated financial statements.

### 1.2. Principal shareholders

The principal shareholders of Serono S.A. are (i) Bertarelli & Cie, a partnership limited by shares, which holds 51.43% of the capital (including treasury shares) and 65.36% of the voting rights and (ii) Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth, who own in aggregate 7.00% of the capital (including treasury shares) and 10.53% of the voting rights. Ernesto Bertarelli, who is Serono's Chief Executive Officer, Vice-Chairman and Managing Director, controls Bertarelli & Cie.

There has been no event during 2004 that has led to any disclosure obligation for significant shareholders of Serono S.A. in the Swiss Official Commercial Gazette, whether under article 20 of the Swiss Federal Act on Stock Exchange and Securities Trading ("SESTA") or any other legal provision.

### 1.3. Cross-shareholdings

Serono S.A. has no cross-shareholdings that exceed 5% of the shareholdings or voting rights with any other company.

## 2. Capital structure

### 2.1. Issued and fully paid capital

The issued and fully paid share capital of Serono S.A., as of December 31, 2004, was CHF403,584,775 divided into 11,013,040 registered shares of CHF10 nominal value each and 11,738,175 bearer shares of CHF25 nominal value each, including 1,611,434 treasury shares held, which were purchased on the open market by a group company, partly pursuant to two successive Share Buy Back Plans announced by the company on July 15, 2002 and May 25, 2004.

### 2.2. Specific information regarding the authorized capital and conditional capital

#### 2.2.1. Authorized capital

The authorized share capital of Serono S.A., as of December 31, 2004, was CHF35,000,000, equivalent to 1,400,000 bearer shares of CHF25 nominal value each. The Board of Directors may proceed to increase the share capital, which is subject to preferential subscription rights, by May 25, 2006, either all at once or in installments. The preferential subscription rights, which have been granted but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company. The Board of Directors is authorized to withdraw the preferential subscription rights of shareholders in favor of a bank or another institution selected by the Board of Directors which shall purchase the shares on a firm basis, if the bank or institution that firmly purchases the shares undertakes to offer the subscription of the newly issued shares to the shareholders in proportion to their current participation. The Board of Directors is also authorized to withdraw the preferential subscription rights of shareholders and grant shares or preferential subscription rights to third parties in the case of the purchase of a business or part of a business, taking a participation in a business/company, or similar transactions.

The issue price of the shares, the manner in which they are paid up and the date from which the new shares will give rights to dividends, as well as the conditions for the exercise of the preferential subscription rights, shall be determined by the Board of Directors.

**2.2.2. Conditional capital**
The conditional share capital of Serono S.A., as of December 31, 2004, was CHF54,466,275, equivalent to 2,178,651 bearer shares of CHF25 nominal value each, of which a) 1,452,000 bearer shares may be used by Serono S.A. or its affiliates for option and/or convertible bonds and b) 726,651 bearer shares are reserved for stock options.

**a) Conditional capital for option and/or convertible bonds** At the Annual General Meeting of Shareholders held on May 25, 2004, the shareholders approved the increase of the conditional share capital for option and/or convertible bonds to CHF36,300,000 through the issuance of 1,452,000 bearer shares with a par value of CHF25 each, to be fully paid up by the exercise of options and/or conversion rights granted in connection with bonds issued by companies of the Serono group. These 1,452,000 bearer shares are reserved for the exercise of conversion rights under the convertible bonds offering dated November 2003. Please refer to the sections on convertible bond and options below for further details.

**b) Conditional capital for stock options** At the Annual General Meeting of Shareholders held on May 25, 2004, the shareholders approved the increase of the conditional share capital for stock options to CHF18,825,000 through the issuance of 753,000 bearer shares with a par value of CHF25 each, fully paid up, through the exercise of option rights which the Board of Directors has granted and may grant in the future to employees of companies of the Serono group and to the directors of the company.

Serono's conditional capital was created in 1997 and increased on May 16, 2000, and May 25, 2004. Of the 753,000 bearer shares reserved for the stock option plans, 726,651 remained as of December 31, 2004, following the exercise of 4,530 options under the Employee stock option plan and the issuance of 21,819 shares under the Employee and Director Share Purchase Plans during 2004. The conditional capital for stock options covers the grants of options made to the Board of Directors that vested or will vest in 2001 and thereafter, but did not cover the grants of options to the Board of Directors that vested prior to 2001. After deducting the number of employee options that remained outstanding and the options granted to the Board of Directors that vested or will vest in 2001 and thereafter, a total of 336,808 options for bearer shares remained available for grant as of December 31, 2004. The authorization period to carry out a conditional increase in capital is unlimited in time. The subscription right of shareholders has been removed for these new shares. The Board of Directors has issued and may issue in the future regulations specifying the conditions and procedures for the granting and exercise of the options. The shares may be subscribed for at a price lower than the current stock market price of the shares.

## 2.3. Changes of capital
Shareholders' equity as of December 31, 2004 was $2,447,878,309.
All details on changes in shareholders' equity including share capital, share premium, treasury shares, retained earnings, fair value and other reserves and cumulative foreign currency translation adjustments over the last three years are presented in the consolidated statements of changes in equity on page 56 of the consolidated financial statements.

## 2.4. Shares
As mentioned above, Serono S.A.'s issued and fully paid share capital is divided into registered shares with CHF10 nominal value each and bearer shares with CHF25 nominal value each. The company's bearer shares have been traded on the virt-x pan-European Exchange since June 2001 and were previously traded on the SWX Swiss Exchange and predecessor Swiss exchanges from 1987.

The company's bearer shares have also been traded in the form of American depositary shares, each of which represents one-fortieth of a bearer share, on the New York Stock Exchange since July 27, 2000. Each of Serono S.A.'s bearer shares and registered shares entitles its holder to one vote. Since the nominal value of the bearer shares is 2.5 times greater than the nominal value of the registered shares, the registered shares effectively have super voting rights.

Serono S.A.'s bearer shares and registered shares participate in dividends in proportion to their nominal value. Accordingly, the dividends per share on the bearer shares are 2.5 times the dividends per share on the registered shares.

## 2.5. Participation certificates and bonus certificates
Serono S.A. has not issued any participation or bonus certificates.

## 2.6. Limitations on transferability and nominee registrations

The transfer of Serono S.A. bearer shares is effected by a corresponding entry in the books of a bank or depositary institution that holds the definitive certificates representing the bearer shares in custody or by transfer of possession of the certificate representing the bearer share.

The transfer of Serono S.A. registered shares is subject to approval by the Executive Committee of the Board of Directors, which acts upon a delegation of the Board of Directors. The Executive Committee of the Board will not approve the transfer if the prospective acquirer of the registered shares does not certify that the registered shares will be acquired in its own name and for its own account. The Executive Committee of the Board of Directors may retroactively cancel any transfer of registered shares that it approved in reliance on a false certification by the potential acquirer of the registered shares that the shares would be acquired in its own name and for its own account. The Executive Committee of the Board of Directors may refuse to approve a transfer if it identifies adequate grounds for such refusal, in particular if it concludes that the economic independence of the company may be threatened by the prospective transfer, or that the prospective acquirer of the registered shares is one of the company's competitors or a competitor of a company in which Serono holds a participating interest. The Executive Committee of the Board of Directors also may refuse to approve the transfer by offering to purchase the registered shares for the company's account, for the accounts of other shareholders or for the accounts of third parties. If the Executive Committee of the Board of Directors offers to purchase the registered shares for the accounts of other shareholders, the principle of equal treatment of all holders of registered shares shall be followed.

If the registered shares are transferred by succession, the name of the acquirer will automatically be included in the share register unless there are adequate grounds for refusal, as described above. If such a transfer of registered shares by succession is refused, the Executive Committee of the Board of Directors will offer to purchase the shares for the company's own account, for the accounts of other shareholders or for the accounts of third parties. If the Executive Committee of the Board of Directors offers to purchase the registered shares for the accounts of other shareholders, the principle of equal treatment of all holders of registered shares shall be followed.

A holder of registered shares must have the approval of the Executive Committee of the Board of Directors in order to use such shares as a pledge, guarantee or security. A resolution of a qualified majority of at least two-thirds of the number of shares represented and an absolute majority of the nominal value of shares represented at a general meeting of shareholders is required to amend these restrictions on the transfer of registered shares.

## 2.7. Convertible bond and options

### 2.7.1. Convertible bond

In November 2003, a group company issued 120,000 0.50% senior unsubordinated convertible bonds at a nominal value of CHF600.0 million. Each bond has a nominal value of CHF5,000 and is convertible into Serono S.A. bearer shares at the rate of 3.533 bearer shares per bond or at an initial conversion price of CHF1,415 per share and will mature in 2008.

The bond is callable after November 30, 2006 subject to a 115% provisional call hurdle of the accreted principal amounts. If not converted prior to the date of maturity, the bonds will be redeemed at 105.8% of their face amount. The bond has a conversion price of CHF1,497 based on its redemption value of CHF634.8 million. Preferential subscription rights have been removed with respect to all outstanding convertible bonds. Exercise of the conversion rights will be satisfied through paying up of the company's conditional capital for options and/or convertible bond or by the delivery of already issued treasury shares. As of December 31, 2004 no bond has been converted to shares.

### 2.7.2. Options

For details concerning the Employee stock option plan and the Employee Share Purchase Plan, please refer to notes 27 and 28 of the consolidated financial statements as well as to the section on shareholding programs below.

For details concerning options granted to the Board of Directors and the Executive Management Board members please refer to notes 27 and 28 of the consolidated financial statements as well as the section of compensation below.

For the 365,441 bearer share options and the 1,066,800 ADS options granted to employees and directors of the Serono group that were outstanding as of December 31, 2004, exercise of option rights will be satisfied through paying up of the conditional capital for stock options, which amounted as of December 31, 2004 to 726,651 bearer shares. For 2,268 options granted to directors of the Serono group that were outstanding as of December 31, 2004, exercise of option rights will be satisfied through treasury shares.

# 3. Board of Directors

## 3.1. Members of the Board of Directors

The current members of the Serono S.A. Board of Directors are:

| Name | Age[1] | Position | Director since | Term expires |
|---|---|---|---|---|
| Georges Muller | 65 | Chairman | 1992 | 2005 |
| Ernesto Bertarelli | 39 | Vice-Chairman and Managing Director | 1991 | 2005 |
| Jacques Theurillat | 45 | Director | 2000 | 2005 |
| Pierre E. Douaze | 64 | Director | 1998 | 2005 |
| Bernard Mach | 71 | Director | 1997 | 2005 |
| Sergio Marchionne | 52 | Director | 2000 | 2005 |
| Hans Thierstein | 73 | Director | 1987 | 2005 |
| Patrick Gage | 62 | Director | 2004 | 2005 |

1 As of January 28, 2005.

## 3.2. Activities and interest groups

**Georges Muller** has been the Chairman of the Serono S.A. Board of Directors since 1999. He has practiced law with the firm of Bourgeois, Muller, Pidoux & Partners in Lausanne, Switzerland for over 25 years (of counsel since 1987). He retired as professor of commercial law at the University of Lausanne School of Law in June 2000 and currently holds the title of Honorary Professor. He is Chairman of the Board of Directors of SGS S.A. and The 2000 Management Corporation, and Vice-Chairman of Bertarelli & Cie. He is a director of S.I. Château de Bonmont S.A., Schweizerische Lebensversicherung und Rentenanstalt, Swiss Life Holding, Schindler Aufzüge AG, Actafinance S.A., Animan Publications S.A., Lavotel S.A., Kedge Capital Partners Ltd. and Kedge Capital Services Ltd. He participates on the boards of various foundations and associations, namely Fondation pour la création d'un musée des Beaux Arts, Lausanne (Chairman); Institut Suisse de Recherche Expérimentale sur le Cancer (Chairman); and World Arts Forum. He has worked at the Federal Tax Administration, Division of International Tax Law, in Berne, Switzerland and at Union Bank of Switzerland in Lausanne, Switzerland. Mr. Muller received a PhD in law and a degree in business administration (HEC) at the University of Lausanne. He also has received an LLM from Harvard University. Mr. Muller is a Swiss national and resident.

**Ernesto Bertarelli** is Serono's Chief Executive Officer. He is also Vice-Chairman and Managing Director of the Serono S.A. Board of Directors. Prior to his appointment as Chief Executive Officer in January 1996, Mr. Bertarelli served for five years as Deputy Chief Executive Officer and Vice-Chairman of the Board, where he was responsible for finance and operations. Mr. Bertarelli began his career with Serono in 1985, since which time he has held several positions of increasing responsibility in sales and marketing. Mr. Bertarelli is the Chairman of Bertarelli & Cie, Kedge Capital Partners Ltd, Alinghi Holdings Ltd. and Team Alinghi S.A. He is a director of UBS AG, PHRMA, BIO, European Federation of Pharmaceutical Industries and Associations and the Bertarelli Foundation. He is also a member of the Harvard Medical School Biological Chemistry and Molecular Pharmacology Advisory Council. He received a Bachelor of Science degree from Babson College in Boston, Massachusetts, and an MBA from Harvard Business School. Mr. Bertarelli is a Swiss national and resident.

**Jacques Theurillat** has been Serono's Deputy Chief Executive Officer since May 2002 and has been a Serono S.A. director since May 2000. He acted as Chief Financial Officer in 2004. Mr. Theurillat also serves as Serono's President of European and International Sales & Marketing and previously served as Serono's Chief Financial Officer from 1996 until October 2002. Prior to that, Mr. Theurillat was Managing Director of Serono operations in Italy. He began his career with Serono in 1987. He has held several positions of increasing responsibility relating to tax and financial planning. Mr. Theurillat has law degrees from Madrid University and Geneva University and holds a Swiss Federal Diploma (Tax Expert). He also received an MBA from the Madrid School of Finance. Mr. Theurillat is a Swiss national and resident.

**Pierre E. Douaze** has been a Serono S.A. director since 1998. Until 1998, he was a member of the Executive Committee and former Chief Executive Officer of the healthcare division of Novartis, the company that resulted from the merger of Sandoz and Ciba Geigy. Before that merger in 1997, Mr. Douaze worked at Ciba Geigy, where he served in various capacities beginning in 1970. In 1991, he became a member of Ciba Geigy's executive committee, with responsibility for healthcare. He currently serves as a board member of the Galenica Group, Switzerland and Chiron Corporation. Mr. Douaze received a Master of Science from the Federal Polytechnical School in Lausanne and an MBA from INSEAD Fontainebleau. Mr. Douaze is a French national and a resident of Switzerland.


Georges Muller


Ernesto Bertarelli


Jacques Theurillat


Pierre E. Douaze

**Bernard Mach** has been a Serono S.A. director since 1997. He retired from the University of Geneva Medical School in 1998. Until then, Dr. Mach was Chairman of the Department of genetics and microbiology and of the graduate program in molecular and cell biology, and he was the Louis Jeantet Professor of Molecular Genetics. Dr. Mach is a former member of the Swiss Science Council, the scientific advisory board to the Swiss government, and a former president of the Union of Swiss Societies for Experimental Biology. He is also a founder and former board and Scientific Advisory Board member of Biogen, founder and chairman of the scientific board of Lombard Odier Immunology Fund, and founder and chairman of NovImmune S.A. Dr. Mach is the Vice-Chairman of Lonza Group AG. Dr. Mach received an MD degree (Geneva), a PhD degree (Rockefeller University, NY) and did his internship and residency at the Massachusetts General Hospital. Dr. Mach is a member of the French Academy of Science. He is a Swiss national and resident.

**Sergio Marchionne** has been a Serono S.A. director since May 2000. Since June 2004, Mr. Marchionne has been Chief Executive Officer of Fiat SpA, whose board of directors he joined in May 2003. He has been a member of the SGS Board since May 2001. From February 2002 to June 2004, he served as Chief Executive Officer and Managing Director of SGS S.A. and since June 2004 as Vice-Chairman. From October 1999 until February 2002, Mr. Marchionne served as Chief Executive Officer and Board member of Lonza Group AG, which was spun-off from Alusuisse-Lonza Group in October 1999. Mr. Marchionne still serves as Chairman of Lonza Group AG. Prior to that he worked at Alusuisse-Lonza in various capacities, and as Chief Executive Officer from 1997 until October 2000. Mr. Marchionne received an LLB from Osgoode Hall Law School in Toronto, Canada and an MBA from the University of Windsor, Canada. He is a barrister and solicitor and a Chartered Accountant. Mr. Marchionne holds dual Canadian and Italian nationalities, and is a resident of Switzerland.

**Hans Thierstein** was the Chairman of the Serono S.A. Board of Directors from 1992 until 1999 and has been a director since 1987. He served as Chief Financial Officer of Serono from 1980 until 1996. Before joining Serono, Mr. Thierstein was associated with ICN Pharmaceuticals from 1971 to 1980 where he served as treasurer and controller Europe, as vice-president and corporate controller in the US, as general manager of the Swiss and Italian operation, and as vice-president of corporate development Europe. Prior to that, he was treasurer and area financial manager and a director of Chesebrough-Pond's, Europe for nine years. In addition, his professional experience includes five years in public accounting, of which four years was with Price Waterhouse Zurich. From 1996 to 2000, Mr. Thierstein served as a member of the board of the Swiss Society of Chemical Industries. He received a diploma in Commerce and Administration from the Commercial School Meiringen, Switzerland (with an apprenticeship in district court of justice/debtors and bankruptcy court) and obtained a certificate of preliminary examination of the Swiss Certified Public Accountants Chamber. Mr. Thierstein is a director of Temtrade S.A. Mr. Thierstein is a Swiss national and resident.

**Patrick Gage** is a member of the Board of Directors of Serono S.A. since May 2004. He is a venture partner with Flagship Ventures, Cambridge, MA. Prior to this, he was President, Wyeth Pharmaceutical Research and CSO Wyeth/AHPC. Between 1989 and 1998, he served in several positions of increasing responsibility at Genetics Institute, Inc., culminating as President. Mr. Gage has also been a member of the Roche Institute of Molecular Biology and Vice President of Exploratory Research (US) in the Hoffman-La Roche Group. He is currently Chairman of two private companies: Compound Therapeutics and Acceleron Pharma, is a Director of two other public companies: Protein Design Labs Inc, and Neose Technologies Inc, and is a Manager of Algodign LLC, a private company. He serves as Chair of the Life Sciences Advisory Board (SAB) for Perkin Elmer Inc., is a member of the SAB of Functional Genetics, a private biotech company, and is a founding member of the SAB of Warburg Pincus, a private equity company. In addition, Mr. Gage is a Director of two non-profit organizations: the Biotechnology Institute and the Philadelphia Orchestra Association. He received a Bachelor of Science from the Massachusetts Institute of Technology and a PhD in Biophysics from the University of Chicago. He performed postdoctoral research at the Carnegie Institution of Washington. Mr. Gage is a US national and resides in the US.

No non-executive director has any material dealings with Serono to disclose.


Bernard Mach


Sergio Marchionne


Hans Thierstein


Patrick Gage

### 3.3. Cross-involvements

The cross-involvements among the boards of directors of Serono S.A. and other listed companies are as follows: UBS AG (Ernesto Bertarelli); SGS S.A. (Georges Muller and Sergio Marchionne); Lonza Group AG (Bernard Mach and Sergio Marchionne); Galenica Group (Pierre E. Douaze); Chiron Corporation (Pierre E. Douaze); Fiat SpA (Sergio Marchionne); Protein Design Labs Inc. (Patrick Gage); and Neose Technologies Inc. (Patrick Gage).

### 3.4. Election and term of office

Directors are elected each year at the AGM and serve until the following AGM, which must be held within six months after the end of each financial year. They are appointed for a one-year term and are indefinitely re-eligible. Until now the Chairman of the Board has left it to the AGM to decide whether to elect the directors individually or through one single vote. In the future, the agenda shall provide that directors shall be individually elected.

### 3.5. Primary functions of the Board of Directors, work and information methods

The Board of Directors has the authority to manage the company on all matters that are not delegated by the law, the by-laws of the company or the Board of Directors' Rules of organization to another organ of the company, including the shareholders. The Board of Directors as a whole takes decisions, based upon recommendations of the Audit and Compensation Committees where appropriate. Before each Board meeting, members of the Board are asked whether they want to add any item to the agenda. Each agenda contains a "miscellaneous section" allowing each Board member, at the end of any Board meeting, to address any topic.

In particular the Board of Directors:

- Has authority for the fundamental management of the company;
- Is responsible for the control of the persons entrusted with the management of the company;
- Is responsible for the strategic direction of the company;
- Defines the organization of the company;
- Adopts, modifies or cancels the rules and regulations of the company relating to the management of the company;
- Approves the financial plan for the company;
- Appoints and dismisses the persons entrusted with the management and representation of the company;
- Approves the Annual Report, the financial statements, the consolidated financial statements and the proposal to the shareholders for the appropriation of available earnings;
- Approves the agenda for the shareholders' meeting and convenes such meeting; and
- Informs the judge in case of insolvency of the company.

### 3.6. Functions distribution between the Board of Directors and the management

The Board of Directors has appointed a Managing Director and Chief Executive Officer, who are entrusted with the day-to-day, operational management of the company, together with the Executive Management Board. The Board of Directors acknowledges the value and the significance of being fully informed on substantial operations and business of the company. In order to thoroughly understand such matters, the Board of Directors is in the first place informed through the Managing Director and Chief Executive Officer, who also regularly and openly communicates with the Chairman throughout the year outside Board meetings. The Board of Directors also consults the Board Committees and invites, either upon the initiative of the Managing Director and Chief Executive Officer or at the request of a Board member, and can ask senior managers to participate in the Board meetings and present the current major matters of their business area. This comprehensive information is necessary to allow the Board of Directors to make proper decisions. The Board of Directors meets at least four times a year, more if required. In 2004, the Board met four times (all ordinary meetings), held one conference call and adopted one circulating board resolution.

## 3.7. Board of Directors' control instruments over the management of the company

### 3.7.1. Control instruments

The control of the Board of Directors over the management of the company is exerted through its Committees: the Executive Committee of the Board, the Audit Committee and the Compensation Committee. In addition, at Board meetings, the Chief Executive Officer and Managing Director regularly updates the Board on important issues. Outside of Board meetings, any director may request information from the Chief Executive Officer and Managing Director pertaining to the company's business. The Board further relies on the internal audit function, headed by the Senior Executive Vice-President, Group Compliance Officer and Head of Corporate Administration and on the audit reports on financial statements addressed to the Audit Committee by the independent auditors. The Group Compliance Officer's office, through the Internal Audit department, reviews compliance with local regulations and corporate financial policies and tests the effectiveness of applicable internal controls. The Group Compliance Officer's office also verifies that management committees fulfill their charters and, more generally, that the design of core business processes are in compliance with applicable regulatory requirements and internal rules and regulations. The Group Compliance Officer reports, if necessary, on his activity and findings to the Chief Executive Officer and Managing Director and to the Audit Committee.

### 3.7.2. Board Committees

**a) Executive Committee of the Board** The Executive Committee of the Board (not to be mistaken for the Executive Management Board referred to further below) consists of Georges Muller, Ernesto Bertarelli and Jacques Theurillat.

The Executive Committee of the Board:

- Reviews before their submission to the Board of Directors the Annual Report, the financial statements, the consolidated financial statements and the proposal to the shareholders regarding the appropriation of available earnings;
- Resolves certain matters in connection with the holding of the general meetings of shareholders;
- Reviews certain matters to be submitted to the Board of Directors and discusses certain issues of general interest to the group; and
- Approves the transfer of Serono S.A. registered shares.

The Executive Committee of the Board is convened by the Chairman or by the Managing Director and Chief Executive Officer as often as required by the business of the company. The Executive Committee of the Board may invite to its meetings employees of the company or consultants, if required. In 2004, the Executive Committee of the Board met four times and held regular conference calls.

**b) Audit Committee** In 2001, the Board of Directors established an Audit Committee consisting of Sergio Marchionne (Chairman), Pierre E. Douaze and Hans Thierstein, all of whom are non-executive directors. While these directors all have sufficient financial and compliance experience and ability which enable them to discharge their responsibilities as members of the Audit Committee, Sergio Marchionne is Serono's designated Financial Expert on the Audit Committee. In discharging its oversight role, the Audit Committee is empowered to investigate any matter relating to the company's accounting, auditing, internal control, or financial reporting practices brought to its attention, with full access to all of the company's books, records, facilities and personnel.

The Audit Committee has the following responsibilities:

- Review with the selected independent auditors for the company the scope of the prospective audit, the estimated fees thereof and such other matters pertaining to such audit as the Committee may deem appropriate and receive copies of the annual comments from the independent auditors on accounting procedures and systems of control (Management Letter);
- Ensure that the independence of the independent auditors is maintained;
- Review with the independent auditors any questions, comments or suggestions they may have regarding the internal control, accounting practices and procedures of the company and its subsidiaries;
- Review and oversee the internal audit activities, including discussing with management and the internal auditors the internal audit function's organization, objectivity, responsibilities, plans, results, budgets and staffing;
- Discuss with management, the internal auditors and the independent auditors the quality and adequacy of the compliance with the company's internal controls;
- Receive summaries of the audit reports issued by the internal audit department;
- Review with management and the independent auditors the annual audited financial statements of the company and the quarterly financial statements and any material changes in the accounting principles or practices used in preparing the statements prior to the publication and filing of reports with the SWX Swiss Exchange and the filing of the report on Form 20-F with the US Securities and Exchange Commission;
- Discuss with management and the company's General Counsel any legal matters (including the status of pending litigation) that may have a material impact on the company's financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the company's contingent liabilities and risks;
- Make or cause to be made, from time to time, such other examinations or reviews as the Committee may deem advisable with respect to the adequacy of the systems of internal control and accounting practices of the company and its subsidiaries and with respect to accounting trends and developments and take such action with respect thereto as may be deemed appropriate;
- Subject to approval by the shareholders, recommend annually the public accounting firm to be the independent auditors for the company;
- Set the compensation of the independent auditors and approve all audit and non-audit related engagements performed by the independent auditors; and
- Resolve issues related to conflicts of interests involving members of the Board of Directors or the Executive Management Board.
- Engage independent counsels and other advisors as it deems necessary to carry out its duties.

The Audit Committee maintains free and open communication throughout the year with the independent auditors, the internal auditors and the company's management, in particular the Chief Executive Officer and Managing Director, the Chief Financial Officer and the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication. Its Chairman is responsible for the leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas and making regular reports to the Board of Directors. The Audit Committee meets at least four times a year or more, if required. In 2004, the Audit Committee held six sessions. The external auditors attended all of these sessions.

**c) Compensation Committee of the Board** In 2001, the Board of Directors also established a Compensation Committee that consisted as of December 31, 2004, of Pierre E. Douaze (Chairman), Sergio Marchionne and Hans Thierstein, all non-executive directors. The Compensation Committee ensures that senior executives of the company are compensated in a manner consistent with the stated compensation strategy of the company, internal equity considerations, competitive practice, and applicable legal requirements.

The Compensation Committee submits to the Board of Directors for approval the principles to be applied for the remuneration of the members of the Board of Directors and of the company's executives.

The Compensation Committee reviews as often as necessary, but no less than one time per year, the compensation plans for the company's executives to ensure that such plans are designed to effectively attract, retain and reward the company's executives, to motivate their performance in the achievement of the company's business objectives and to align their interest with the long-term interest of the shareholders.

In particular, the Compensation Committee ensures that:

- The company's annual incentive plans for executives are properly administered as to participation in these plans, alignment of awards with the company's financial goals, actual awards paid to executive officers and total funds reserved for payments under these plans; and
- The company's long-term plans for executives are properly administered as to participation in these plans, alignment of awards with the achievement of the company's long-term goals, key personnel retention objectives and shareholders' decisions concerning the use of capital for management incentive plans.

The Compensation Committee reviews annually and determines the individual elements of the compensation of the Chief Executive Officer. The Compensation Committee reviews annually the individual elements of the compensation of the senior officers of the company who report to the Chief Executive Officer, ensuring that the objectives defined in the Compensation Committee Charter are met. The Compensation Committee reviews and recommends to the Board of Directors for approval the remuneration of the members of the Board.

The Compensation Committee is also responsible for:

- Approving the company's stock option plans and any modification thereof;
- Approving the number of options that are granted to the Chief Executive Officer; and
- Approving the global number of options that the Chief Executive Officer is authorized to distribute to senior management during the year.

In addition, the Compensation Committee makes a recommendation to the Board on all reports that the company is required to make to shareholders pursuant to legal or regulatory requirements in the area of executive compensation.

The Compensation Committee also makes a recommendation to the Board on all proposals for incentive plans that require shareholders' approval, including proposals to create share capital for compensation plans.

The Compensation Committee reports to the Board on its activities at least once each year. Its Chairman is responsible for summoning meetings, preparing the agenda and ensuring that members of the Compensation Committee receive proper documentation prior to meetings. The Managing Director and Chief Executive Officer is invited to attend meetings of the Compensation Committee, except when discussions are held on his remuneration. In 2004, the Compensation Committee met once and adopted two circulating board resolutions. Its Chairman furthermore regularly and openly communicated throughout the year with the company's management, in particular the Chief Executive Officer and Managing Director, the Chief Financial Officer and the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication.

# 4. Executive Management Board

## 4.1. Members of the Executive Management Board

The current members of the Executive Management Board (not to be mistaken for the Executive Committee of the Board) are:

| Name | Age[1] | Position |
|---|---|---|
| Ernesto Bertarelli | 39 | Chief Executive Officer |
| Jacques Theurillat | 45 | Deputy Chief Executive Officer, President of European and International Sales & Marketing |
| Roland Baumann | 59 | Senior Executive Vice-President, Group Compliance Officer and Head of Corporate Administration |
| Leon Bushara | 38 | Senior Executive Vice-President, Business Development |
| Giampiero De Luca | 50 | Chief Intellectual Property Counsel |
| Fereydoun Firouz | 41 | President of Serono, Inc. |
| Franck Latrille | 47 | Senior Executive Vice-President, Global Product Development |
| François Naef | 42 | Senior Executive Vice-President, Human Resources, Legal and Corporate Communication |
| Stuart Grant | 49 | Chief Financial Officer |
| Timothy Wells | 42 | Senior Executive Vice-President, Research |

1 As of January 28, 2005.

## 4.2. Activities and interest groups

**Roland Baumann** is Serono's Senior Executive Vice-President, Group Compliance Officer and Head of Corporate Administration. Prior to his appointment to this position in February 2004, he was Serono's Senior Executive Vice President, Head of the CEO Office, Corporate Strategic Planning & Corporate Administration and Head of Group Internal Audit since March 2003. As of March 2000, he was Serono's Senior Vice-President, Strategic Business Planning and Corporate Administration, Head of Group Internal Audit. Before his appointment to that position, Mr. Baumann worked for Serono in positions of increasing responsibility related to finance, information systems and technology, internal audit and strategic business planning from 1991. Prior to joining Serono, Mr. Baumann was Senior Vice-president with La Suisse Assurances, where he was heading the business process engineering and the finance and accounting services. Mr. Baumann holds a degree in economics and business administration from the Ecole Supérieure des Cadres pour l'Economie et l'Administration in Basel. He is a Swiss national and resident.

**Leon Bushara** is Serono's Senior Executive Vice-President, Business Development. Before his appointment to that position in 1996, Mr. Bushara worked in positions of increasing responsibility in Serono's Business Development department from 1993. Prior to joining Serono in 1993, Mr. Bushara founded and managed a chain of cafés and restaurants in New York City from 1988 until 1993. Mr. Bushara holds a BA (Honors) from Brown University. He is a US national and a resident of Switzerland.

**Giampiero De Luca** has been Serono's Chief Intellectual Property Counsel since November 1999. Prior to his appointment to this position, Mr. De Luca worked for Serono in positions of increasing responsibility related to Intellectual Property and Product Development from 1988. Before joining Serono, Mr. De Luca worked as a Patent Examiner at the European Patent Office, where he focused on patents related to genetic engineering. Mr. De Luca holds a doctoral degree *cum laude* in industrial chemistry from the University of Milan and a diploma from the Institut Pasteur in general microbiology. He is a Chartered European Patent Attorney, Chartered Italian Patent Attorney, and Chartered Attorney before the Office for Harmonization in the Internal Market. Mr. De Luca is an Italian national and a resident of Switzerland.


Roland Baumann


Leon Bushara


Giampiero De Luca


Fereydoun Firouz

**Fereydoun Firouz** is President of Serono, Inc., Serono's US operating subsidiary. From 2001 until March 2003, he was Executive Vice-President, reproductive health, of Serono, Inc. Prior to his appointment to that position in 2001, Mr. Firouz worked in positions of increasing responsibility in Serono's sales and marketing operations from 1991 and in Serono's government affairs office in Washington, D.C. from 1989 to 1991. Mr. Firouz holds a BS degree in Political Science from George Washington University in Washington, D.C. He is a Swiss national and a resident of the US.

**Franck Latrille** is Serono's Senior Executive Vice-President, Global Product Development. Prior to his appointment to this position in March 2003, Mr. Latrille was Serono's Senior Executive Vice-President, Manufacturing Operations and Process Development. Before that, he served for three years as Serono's General Manager, Italian manufacturing operations. From 1994 to 1997, he served as General Manager of Sorebio, which he co-founded in 1987. Mr. Latrille joined Serono in 1994, following the company's acquisition of Sorebio. Mr. Latrille holds a PhD degree in animal physiology and biochemistry and an MS degree from the University of Bordeaux. He is a French national and resident.

**François Naef** is Serono's Senior Executive Vice-President, Human Resources, Legal and Corporate Communication. Prior to his appointment to this position in February 2004, he was Serono's Senior Executive Vice-President, Human Resources. From November 1999 until February 2001, Mr. Naef served as Serono's General Counsel and worked in positions of increasing responsibility in the legal department from 1988. Mr. Naef serves as Company Secretary. He is also General Manager of Serono International SA, one of the most important companies of the Serono group. Prior to joining Serono, Mr. Naef was an attorney at the Geneva law firms of Combe & de Senarclens and, prior to that, Me Rossetti. Mr. Naef is a member of the Board and Executive Committee of the Geneva Chamber of Commerce as well as a member of the Economic Council of the State of Vaud. Mr. Naef holds a law degree and a master's degree in European law from the University of Geneva. Mr. Naef was admitted to the Geneva Bar in 1986. He is a Swiss national and resident.

**Timothy Wells** is Serono's Senior Executive Vice President, Research. Prior to his appointment to this position in March 2003, he served as Serono's Vice-President Research, Head of Discovery, where he was responsible for integrating the discovery research in Serono's global organization. Mr. Wells joined Serono from Glaxo Wellcome in 1998, where he held a number of positions of increasing responsibility. Mr. Wells has an MA in Natural Sciences from the University of Cambridge, UK and a PhD in protein engineering from Imperial College London, and is a fellow of the Royal Society of Chemistry. He is a British national and a resident of France.

**Stuart Grant** is Serono's Chief Financial Officer. Prior to this appointment, he served for almost three years as Chief Financial Officer of Serono Inc., Serono's US operating subsidiary. Mr. Grant joined Serono from Digital Equipment Corporation in 1995, where he has held various senior financial positions of increasing responsibility. Mr. Grant has over 25 years of financial and business management experience in the high technology sector, in both the Corporate and Field environments. During his time at Serono, he has held a number of financial and general management roles. Mr. Grant received a Bachelor of Accountancy from the University of Glasgow, and is a Chartered Accountant. He is a British national.

For the CVs of Mr. Ernesto Bertarelli and Mr. Jacques Theurillat, please refer to the above section on Board of Directors.


Franck Latrille


François Naef


Timothy Wells


Stuart Grant

## 4.3. Primary functions of the Executive Management Board, work methods and management contracts

### 4.3.1. Corporate Management Boards

The Executive Management Board is the first level of Executive governance at Serono and constitutes the Corporate Management level. The Compensation Committee assists the Executive Management Board at this level.

**a) Executive Management Board** The Executive Management Board and the Managing Director and Chief Executive Officer are in charge of the day-to-day management of the company's business and operations. The Executive Management Board is chaired by the Managing Director and Chief Executive Officer and meets as often as required, but at least on a monthly basis to address operational matters and to make strategic recommendations to the Board of Directors. In 2004, the Executive Management Board held 15 sessions for a total of 23 days.

**b) Compensation Committee** This committee must be distinguished from the Compensation Committee of the Board. The Compensation Committee oversees the group compensation and benefits strategy and manages the incentive programs. It makes recommendations to the Compensation Committee of the Board. The Compensation Committee is chaired by the Managing Director and Chief Executive Officer. It meets as often as required, but at least twice a year.

### 4.3.2. Corporate Committees with Strategic Mandate

Two committees share the function of assisting the Executive Management Board in defining Serono strategy and in monitoring its implementation.

**a) Strategic Therapeutic Area Teams** The Strategic Therapeutic Area Teams are responsible for proposing to the Executive Management Board the Franchise Business Plan for the current and future business franchises of Serono, the target product profile of new compounds, the life cycle management of products, the global pricing strategy, the global product positioning and the global product launch plans. This Committee is chaired by the Deputy CEO and President Europe and International Sales & Marketing. It meets at least twice a year.

**b) Strategic Product Opportunities Team** The Strategic Product Opportunities Team is responsible for proposing to the Executive Management Board the Product Development Plans of new molecules, that are moving from Serono internal research to development or that have been acquired through strategic alliances. When the development of these new molecules is sufficiently advanced, the Executive Management Board assigns them to an existing or new Therapeutic Area and the Strategic Product Opportunities Team takes over the responsibility for incorporating the new molecules in an existing or new Franchise Business Plan. This Team is chaired by the Senior Executive Vice-president Global Product Development. It meets at least twice a year.

### 4.3.3. Corporate Committees with Operational Mandate

Following the approval of the company's strategy by the Executive Management Board, each function is responsible for providing the necessary resources and expertise to implement this strategy.

To monitor the progress of Serono commercial activities in each region, regional Sales and Marketing Presidents and Vice-presidents hold Quarterly Business Review Meetings.

In the areas of R&D and manufacturing, the implementation of Serono strategy generally requires cross-functional activities. In order to ensure effective planning and coordination, several committees are entrusted with the responsibility for nominating the appropriate project teams and monitoring the progress of their work:

- Research Supervisory Committee: monitors Serono projects in the area of discovery.
- Early Development Supervisory Committee: monitors Serono early development projects from preclinical to proof of concept in humans.
- Product Development Supervisory Committee: monitors projects that Serono currently has in clinical development.
- Monitoring Supervisory Committee: monitors projects after file submission.
- Technology Platform Supervisory Committee: monitors projects related to the development of new manufacturing, formulation or other technologies that are used in relation with Serono products or new molecules.
- Capacity and Assets Management Supervisory Committee: monitors Serono investments in new manufacturing sites or installations.
- Intellectual Property Supervisory Committee: ensures coordination among the various functions that generate Serono intellectual property, to optimize Serono patent protection position.

### 4.3.4. Corporate Committees with Good Corporate Practices Mandate

Serono is conscious that the complexity of its operations requires it to operate at all times in accordance with good corporate practices and to monitor properly the risk associated with its business. As a consequence, five committees are active in those areas where this goal may only be achieved through cross-functional expertise:

- Safety and Ethics Committee: ensures proper monitoring and reporting of the safety of Serono products and development molecules.
- Labeling Committee: approves and monitors the labels of Serono products, and in particular the patient leaflet information.
- Internal Audit, Compliance and Risk Assessment Committee: recommends appropriate risk management initiatives to the Chief Executive Officer, based on risk assessment evaluations made by the Internal Audit Department, the Corporate Quality Assurance Department and the Legal Department.
- Disclosure Committee: ensures the timely and appropriate reporting of information to the stock exchanges and Serono shareholders.
- Security Committee: ensures that the proper activities are carried out within Serono to protect Serono people, assets and proprietary information from external threats.

Given the type of activities it conducts, Serono does not outsource any part of its management.

## 5. Compensation, shareholdings and loans

All references made to the Executive Management Board contained in the compensation, shareholdings and loans sections reflect the membership that was in place as of December 31, 2004.

### 5.1. Content and method of determining the compensation and the shareholding programs

Please refer to the above section on the Compensation Committee of the Board of Directors for the company's overall compensation strategy as well as senior executive and Board members' compensation. In order to ensure internal equity and alignment of compensation with the company's performance, compensation committees have also been established at the level of the Executive Management Board in regions and units. These committees comprise the local chief executive, the representative of Human Resources who oversees the relevant function, region or site, and the manager whose function, region or unit is reviewed. For example, the compensation of managers in the different functions is reviewed by the Chief Executive Officer, the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication and the relevant head of function. These compensation committees meet once a year to review bonuses, merit increases and stock option grants to managers. All directors receive cash compensation that varies with their Board responsibilities, their participation on Board Committees and their status as executive or non-executive directors. All directors are also eligible to participate in the stock option plan and the share purchase plan that Serono S.A. has especially set up for its Board of Directors.

#### 5.1.1. Stock option plan for the Board of Directors (I)

Serono made a single grant of options for Serono S.A. bearer shares (one option – one share) to each of its directors when they took office for the first time, between 1998 and 2001. Such options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years for one director) from the date of grant. After the options become exercisable, directors may exercise their options for a period of five years (four years for one director). The exercise price for directors' options is the price of Serono bearer shares on the virt-x on the date of the Annual General Meeting following which the options were granted.

#### 5.1.2. Stock option plan for the Board of Directors (II)

Serono set up during 2003 a new stock option plan reserved for its Board of Directors to replace the original stock option plan (I), following the vesting of all options under this latter plan. Grants of options for Serono S.A. bearer shares (one option – one share) are made each year following the AGM. Options vest beginning one year after their grant and vest ratably over four years. Each option has a 10-year duration. The exercise price is the fair market value of the Serono S.A. bearer share on the date of grant. The Compensation Committee is responsible for selecting the beneficiaries for each of the plan's cycles and determining the number of options granted.

#### 5.1.3. Director Share Purchase Plan ("DSPP")

Serono also set up during 2003 a share purchase plan reserved for its Board of Directors. The plan allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly directors' fees to the plan. The sum of fees' deductions accumulated is applied to the purchase of shares on the participant's behalf at the end of each plan cycle. Each cycle commences on the first business day following the company's Annual General Meeting and ends on the date of the next Annual General Meeting. Each director may become a participant by notifying the company of his decision in a period of 10 business days following the Annual General Meeting. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the Annual General Meeting.

Executive directors and the other Executive Management Board members are eligible, in addition to their base salary (which varies with position grade, experience and performance factor), pension, retirement and similar benefits, to participate in the Serono incentive programs described further below:

#### 5.1.4. Corporate Management Incentive Plan ("CMIP")

The CMIP is an incentive program providing bonuses in cash to Serono employees who have attained a certain position grade. Target amounts are determined on an annual basis and reflect position grade. The bonus granted is the result of a weighting between individual and collective performance factors.

#### 5.1.5. Stock option plan for employees

The stock option plan for employees is an incentive program under which options are granted to employees who have attained a certain position grade. Options are granted either for Serono S.A. bearer shares or American depositary shares as appropriate. Stock options are granted every plan year. Options vest beginning one year after their grant and vest ratably over four years. Each option has a 10-year duration. The exercise price is the fair market value of the underlying share on the date of grant. The process for awarding options includes a matrix that indicates the minimum and maximum numbers of options that can be awarded based on position grade and individual performance.

#### 5.1.6. Employee Share Purchase Plan ("ESPP")

The ESPP became effective on January 1, 2001 and was progressively implemented for all Serono affiliates throughout the year 2001.
The ESPP is designed to allow all permanent Serono employees to purchase Serono S.A. bearer shares or American depositary shares ("ADSs") through periodic payroll deductions. A participant may contribute up to 15% of his or her salary through payroll deductions, and the accumulated payroll deductions are applied to the purchase of shares on the participant's behalf at the end of the year. The purchase price per share is 85% of the lower of (i) the average closing price of the bearer shares or ADSs in the 10 business days prior to January 1 of the plan's year and (ii) the average closing price of the bearer shares or ADSs in the 10 business days prior to December 31 of the plan's year. If an employee completes one year of service with Serono after purchasing shares through the ESPP and retains any of the purchased shares at the end of that year of service, then the employee is eligible for the Share match plan. Under this plan, additional shares will be granted to each eligible employee in an amount determined by the Board of Directors. For the fourth plan year, which ended on December 31, 2004, for every three shares purchased in the ESPP in January 2004 that are still held by an employee on December 31, 2004, Serono will grant to the employee one additional share. All share grants under the Share match plan are at the discretion of the Board of Directors.

#### 5.1.7. Invention Reward Plan

The Serono Invention Reward Plan is intended to identify and recognize those inventions and "know-how" improvements making an important contribution to Serono and by rewarding people responsible for bringing them to fruition. All Serono employees are eligible to participate in the Invention Reward Plan, especially scientific/technical employees in Research and Pharmaceutical Development, Clinical Development, Regulatory Affairs and Manufacturing. The reward plan is structured to include team members who have worked on the inventions as well as the inventor. Nominations are proposed by the employees and are then submitted to the Invention Reward Committee (consisting of the Chief Executive Officer, Chief Intellectual Property Counsel and Senior Executive Vice-President, Human Resources, Legal and Corporate Communication) who review and approve final awards. Recognition rewards consist of either a cash bonus or a grant of Serono stock options or both. The plan is designed to be flexible so that the varying levels of individual contribution can be rewarded accordingly.

### 5.2. Total of all compensation conferred directly or indirectly in 2004 to the Board of Directors and Executive Management Board members

The total remuneration granted in 2004 to the executive members of the Board of Directors and to the Executive Management Board members was CHF18,980,458, which includes CHF1,584,778 in severence payments. However, this amount includes the value of the shares that each executive member could have chosen to acquire through the Employee Share Purchase Plan with part of his salary or through the Director Share Purchase Plan with part of his director's fees. The total remuneration granted in 2004 to the non-executive members of the Board of Directors was CHF1,278,820, of which CHF202,546 has been granted in cash and CHF1,076,274 will be converted into Serono S.A. bearer shares. The above figures are all inclusive of fees, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred, except that they do not include the value of stock options or shares received during the year, other than those shares acquired in lieu of a part of salary or fees, as explained above.

### 5.3. Compensation conferred in 2004 to former members of governing bodies

The total remuneration granted in 2004 to former executive members (6) of the company was CHF4,961,482. These figures are all inclusive of fees, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred, except that they do not include the value of stock options or shares received during the year, other than the shares that each former executive member could have chosen to acquire through the Employee Share Purchase Plan with part of his salary. No remuneration of any kind has been granted to former non-executive members.

### 5.4. Share allotment in 2004

A total of 1,182 Serono S.A. bearer shares with a nominal value of CHF25 have been allotted in 2004 to the executive members of the Board of Directors, the Executive Management Board members and parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations. During the same period of time, the non-executive members of the Board of Directors and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations have been allotted a total of 1,479 Serono S.A. bearer shares with a nominal value of CHF25. These shares represent compensation that could have been taken in cash but which the members of the Board of Directors of the Executive Management Board chose to take in the form of shares. These amounts are therefore included already in total compensation reported from 2004 and 2003.

### 5.5. Share ownership as of December 31, 2004

As of December 31, 2004, the executive members of the Board of Directors, the members of the Executive Management Board and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 9,973,200 Serono S.A. registered shares with a nominal value of CHF10 each and 4,746,003 Serono S.A. bearer shares with a nominal value of CHF25. As of the same date, the non-executive members of the Board of Directors and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 2,511 Serono S.A. bearer shares with a nominal value of CHF25 (no holding of Serono S.A. registered shares).

### 5.6. Option ownership as of December 31, 2004

As of December 31, 2004, the executive members of the Board of Directors, the members of the Executive Management Board and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 91,755 options on Serono S.A. bearer shares with a nominal value of CHF25 each.

| Number of options | Year of grant | Exercise price in CHF | Expiration date |
|---|---|---|---|
| 2,350[1] | 1998 | 546 | April 1, 2008 |
| 2,975[1] | 1999 | 546 | April 1, 2009 |
| 1,600[2] | 1999 | 513 | June 10, 2009 |
| 3,770[1] | 2000 | 1,521 | April 1, 2010 |
| 1,600[2] | 2000 | 1,398 | May 16, 2010 |
| 8,850[1] | 2001 | 1,346 | April 1, 2011 |
| 9,500[1] | 2002 | 1,434 | April 1, 2012 |
| 1,500[1] | 2002 | 810 | Nov 11, 2012 |
| 20,000[1] | 2003 | 649 | March 31, 2013 |
| 800[1] | 2003 | 692 | May 12, 2013 |
| 38,010[1] | 2004 | 782 | March 31, 2014 |
| 800[1] | 2004 | 772 | June 1, 2014 |
| Total 91,755 | | | |

1 Vest beginning one year after date of grant and vest ratably over four years. Each option has a 10-year duration. Exercise price is the fair market value on the date of grant.

2 Vest on December 31 of each year over a period of five years, but cannot be exercised for a period of five years from the date of grant. Once exercisable, holders may exercise them for a period of five years. Exercise price is the price of Serono bearer shares on virt-x on the date of the Annual General Meeting following which the options were granted.

As at the same date, the non-executive members of the Board of Directors and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 15,920 options on Serono S.A. bearer shares with a nominal value of CHF25 each.

| Number of options | Year of grant | Exercise price in CHF | Expiration date |
|---|---|---|---|
| 1,320[1] | 1997 | 523 | June 17, 2005 |
| 4,800[2] | 1999 | 513 | June 10, 2009 |
| 1,600[2] | 2000 | 1,398 | May 16, 2010 |
| 3,800[3] | 2003 | 692 | May 12, 2013 |
| 4,400[3] | 2004 | 772 | June 1, 2014 |
| Total 15,920 | | | |

1 Vest on December 31 of each year over a period of four years, but cannot be exercised for a period of four years from the date of grant. Once exercisable, holder may exercise them for a period of four years. Exercise price is the price of Serono bearer shares on virt-x on the date of the Annual General Meeting following which the options were granted.

2 Vest on December 31 of each year over a period of five years, but cannot be exercised for a period of five years from the date of grant. Once exercisable, holder may exercise them for a period of five years. Exercise price is the price of Serono bearer shares on virt-x on the date of the Annual General Meeting following which the options were granted.

3 Vest beginning one year after date of grant and vest ratably over four years. Each option has a 10-year duration. Exercise price is the fair market value on the date of grant.

### 5.7. Additional fees and remuneration

No additional fees or remuneration in the sense of article 5.7 of the SWX Directive on Information Relating to Corporate Governance have been billed in 2004 to Serono S.A. or any member of the Serono group by any member of the Board of Directors or the Executive Management Board or parties closely linked to such persons in the sense of article 678 of the Swiss Code of Obligations.

### 5.8. Loans granted to members of governing bodies

There are three loans outstanding to three members of the Executive Management Board. The most recent loan was issued on June 12, 2002 for the amount of CHF300,000. All loans to executives accrue fixed interest at 3% per year. The total amount outstanding as of December 31, 2004 was CHF739,630. Two of the loans are repayable in three equal installments and will be fully repaid by April 2005. The remaining loan accrues interest that is paid on the anniversary of the loan grant date, with the principal repayable on December 31, 2005.

### 5.9. Highest total compensation

The member of the Board of Directors to whom the highest total compensation was conferred in 2004 received a total of CHF6,657,800, which includes the tax value of stock options granted during the year calculated based on the Black-Scholes option pricing model (all inclusive of fees, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred). The director concerned was allotted 39 shares in 2004. The value of these shares is included in the total compensation mentioned above.

## 6. Shareholders' participation rights

The Articles of Association of Serono S.A. do not contain any limitation on the percentage of registered shares owned by a single shareholder. Also, the Articles of Association do not differ from the Swiss Code of Obligations with respect to: participation in the Annual General Meeting, adoption of resolutions by at east two-third of the represented votes and an absolute majority of the par value of the represented votes. However, the Articles of Association specify that the convocation must mention the date, place and time of the Annual General Meeting, the items on the agenda and the proposals of the Board of Directors or of the shareholders who requested the calling of the General Meeting or for the addition of an item to the agenda. Any shareholder or group of shareholders holding together shares with a par value of at least CHF1.0 million can request that an item be added to the Annual General Meeting's agenda. According to the Articles of Association, the request must be submitted in writing to the Board of Directors at least 45 days before the date of the Annual General Meeting.

## 7. Changes of control and defense measures

There are no statutory rules on opting out or opting up (art. 22 SESTA). Members of the Executive Management Board benefit from contractual clauses allowing them to accelerate the vesting of their options in case of a change of control.

## 8. Auditors

PricewaterhouseCoopers S.A. (formerly Coopers & Lybrand) has been the independent auditors of Serono S.A. since the company was incorporated on May 20, 1987. The current head auditor responsible, Mr. Martin Aked, took up office in May 2002.

In the year 2003 and 2004, PricewaterhouseCoopers charged professional fees as follows:

| | 2004 US$000 | 2003 US$000 |
|---|---|---|
| Audit services | 2,450 | 2,369 |
| Audit related services | 243 | 206 |
| Tax services | 608 | 591 |
| Other services | 155 | 270 |
| Total | 3,456 | 3,436 |

The Audit Committee is the direct control instrument of the Board of Directors over the independent auditors (please refer to the above section on the Audit Committee).

## 9. Information policy

Commercial and financial information on Serono (including material information such as quarterly results, share information, major collaboration agreements, significant product pipeline evolution and scientific discoveries) is available on the company's website (www.serono.com), which is regularly updated. In addition, material information is disclosed to all major news agencies in Europe and the US (e.g., Bloomberg, Reuters, Dow Jones). Where required under Swiss law, publications are made in the Swiss Official Commercial Gazette. Serono furthermore complies with all applicable NYSE and SEC disclosure requirements. Serono's Investor Relations Department, whose contact details are posted on the website, is available at all times to respond to shareholders'/potential investors' queries. Printed matter (in particular, Serono Annual Report) can be obtained upon request from the Investor Relations Department. In cases where special and complex matters are included on the agenda of any Annual General Meeting, an explanatory note detailing the circumstances, context and impact of the matter(s) is made available to shareholders prior to the Annual General Meeting.

Serono organizes "Road shows" from time to time, at venues that are determined on a case-by-case basis, on which occasions Serono management communicates most recent corporate developments and financial results to the public. Dates and venues of the "Road shows" are announced in advance on Serono's website.

## 10. For the attention of the US investors: Main differences between US and Swiss corporate governance regulations

Serono, as a group having its parent company, Serono S.A., incorporated in Switzerland, is subject to Swiss corporate governance regulations. In addition, the company has a secondary listing in the US on the New York Stock Exchange. Under applicable US rules and regulations, the company is deemed a "foreign private issuer". There are a number of differences in the regulations governing US domestic companies and foreign private issuers. We advise US investors and users of the financial statements in this Annual Report to be aware of such differences. These differences may be due to different legal requirements for US domestic companies versus foreign private issuers, or due to different implementation dates of various legal requirements for foreign private issuers. For example, certain regulations adopted under the Sarbanes-Oxley Act of 2002 allow foreign private issuers to comply with these regulations at a later date than US domestic companies.

In addition, and in accordance with paragraph 303A.11 of the New York Stock Exchange ("NYSE") Listed Company Manual, we have presented below the principal differences in corporate governance between Serono's actual corporate governance practices and the NYSE corporate governance regulations under Section 303A of the NYSE Listed Company Manual that are not compulsory for foreign private issuers such as Serono. Serono complies voluntarily with certain of the NYSE corporate governance requirements for domestic listed companies.

- Under Section 303A of the NYSE Listed Company Manual, the non-management directors of domestic listed companies must meet at regularly scheduled executive sessions without management. This is not required under Swiss law and Serono has not adopted this practice.

- Under Section 303A of the NYSE Listed Company Manual, domestic listed companies are required to have a Compensation Committee and a Nominating/Corporate Governance Committee, both composed of independent members of the board of directors. Despite the fact that these rules are not compulsory for foreign private issuers, Serono has a Compensation Committee that complies with the NYSE rules. However, Serono does not have a Nominating/Corporate Governance committee.

- Under Section 303A of the NYSE Listed Company Manual, domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver of the code for directors. Serono has adopted a code of ethics for its directors, Chief Executive Officer, Executives and Financial Officers. Serono also has adopted local codes of business conduct (notably in the US). However, Serono's codes of ethics are not as broadly applicable as the codes required under NYSE rules for domestic listed companies, and there is no requirement for disclosures of any waivers.

Under Section 303A of the NYSE Listed Company Manual, domestic listed companies must adopt and disclose corporate governance guidelines relating principally to the activities of the Board of Directors. Serono's Board practices comply fully with Swiss law and best practices, but Serono has not adopted guidelines consistent with this NYSE requirement.

# Investor information

## Operating performance

Reported basic earnings per share were up 31.3% to $32.35 per bearer share and $0.81 per American depositary share (ADS). Net cash flow from operating activities was $471.7 million, underscoring Serono's strong fundamentals and its proven ability to generate cash from operations.

## Earnings per share


EPS (US$)
19.50
19.72
20.07
24.63
32.35
2000
2001
2002
2003
2004

## Share performance

In 2004, the Serono bearer share and ADS depreciated by 15.08% and 7.01% respectively, despite strong operating performance. The total return to shareholders during the last year was 6.02% higher for the bearer share and 12.99% higher for the ADS when dividend payouts are included in the calculation.

Serono continues to be one of the very few biotech companies paying a dividend to investors.

## Listings and Symbols

The bearer shares of Serono S.A. ("SEO"), or its predecessor Ares-Serono S.A., were listed on the SWX Swiss Exchange on August 28, 1987 and are now traded on virt-x.

The American depositary shares of Serono S.A. ("SRA") were listed on the New York Stock Exchange on July 27, 2000.

| | Serono bearer share ("SEO") | Serono ADS ("SRA") |
|---|---|---|
| Stock exchange | virt-x | NYSE |
| Ticker (Bloomberg/Reuters) | SEO VX/SEO.VX | SRA/SRA |
| ISIN | CH0010751920 | US81752M1018 |
| CINS/CUSIP | H32560106 | 81752M101 |

## Bearer share performance


1000
900
800
700
600
500
Serono bearer share
SMI
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04

| CHF | 2004 | 2003 |
|---|---|---|
| Year-end | **749** | 882 |
| Highest | **974** | 958 |
| Lowest | **711** | 562 |
| Year-end market cap (CHF millions) | **12,091** | 13,946 |

## ADS performance


20
18
16
14
12
10
Serono ADS
S&P 500
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04

| US$ | 2004 | 2003 |
|---|---|---|
| Year-end | **16.32** | 17.55 |
| Highest | **19.60** | 17.79 |
| Lowest | **14.57** | 10.58 |

## Share capital

As of December 31, unless otherwise stated

| | 2004 | 2003 |
|---|---|---|
| Registered shares issued | **11,013,040** | 11,013,040 |
| % vote | **52.1%[1]** | 49.1%[1] |
| Nominal value (CHF) | **10** | 10 |
| Share capital (CHF'000) | **110,130** | 110,130 |
| % share capital | **27.3%** | 27.3% |
| Bearer shares issued | **11,738,175** | 11,711,826 |
| % vote | **47.9%[1]** | 50.9%[1] |
| Nominal value (CHF) | **25** | 25 |
| Share capital (CHF'000) | **293,455** | 292,796 |
| % share capital | **72.7%** | 72.7% |
| Treasury shares included in bearer shares issued | **1,611,434** | 304,939 |
| Outstanding bearer shares | **10,126,741** | 11,406,887 |
| Outstanding equivalent bearer shares2 | **14,531,957** | 15,812,103 |
| ADSs outstanding | **7,466,440** | 20,911,240 |
| ADS ratio | **40 : 1** | 40 : 1 |

1 Based on number of shares issued not including treasury shares.

2 Registered shares are converted into equivalent bearer shares by multiplying the number of outstanding registered shares by the ratio of the nominal value of the registered shares to the nominal value of bearer shares (10/25).

## Voting and dividend rights

Each Serono S.A. share (registered or bearer) gives the holder a right to one vote. Both registered and bearer shares are entitled to dividend distributions. Forty ADSs represent one bearer share. Holders of ADSs may vote and receive dividends in proportion to the number of bearer shares represented by the ADSs they hold. Holders of ADSs may exercise their voting rights by appointing the Bank of New York as their proxy.

Principal shareholders as of December 31, 2004

| Name of owner | Registered shares owned | % of registered shares | Bearer shares owned | % of bearer shares[3] | Aggregate voting % |
|---|---|---|---|---|---|
| Bertarelli & Cie[1] | 9,189,300 | 83.4 | 4,626,930 | 39.4 | 65.4 |
| Ernesto Bertarelli[2] | 9,973,200 | 90.6 | 4,743,489 | 40.4 | 69.6 |
| Donata Bertarelli Späth | 783,900 | 7.1 | 130,520 | 1.1 | 4.3 |
| Maria-Iris Bertarelli | 255,940 | 2.3 | 154,000 | 1.3 | 1.9 |

1 Bertarelli & Cie is a partnership limited by shares with its principal offices in Chéserex (Vaud), Switzerland.

2 Includes all registered shares and bearer shares reported by Bertarelli & Cie. Ernesto Bertarelli controls Bertarelli & Cie.

3 Based on bearer shares issued as of December 31, 2004.

The Board of Directors may not transfer registered shares without approval. For more information on the share capital structure, please refer to note 24 to the consolidated financial statements.

## Dividend rose for fourth consecutive year

The Board is proposing to the Annual General Meeting of Shareholders to increase the dividend for the fiscal year 2004 by 12.5% to CHF9.00 per bearer share. The dividend payout dates, if approved by the shareholders on April 26, 2005, will be April 27, 2005 in respect of registered shares and April 29, 2005 in respect of bearer shares. With the exception of 1,611,434 treasury shares, all issued shares are dividend bearing.

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Earnings per bearer share (CHF) | **40.07** | 32.90 | 31.06 | 33.36 | 32.97 |
| Earnings per bearer share (US$) | **32.35** | 24.63 | 20.07 | 19.72 | 19.50 |
| Declared dividend per bearer share (CHF) | **9.00[1]** | 8.00 | 7.00 | 6.25 | 6.00 |
| Declared dividend per bearer share (US$) | **7.27[1]** | 5.99 | 4.52 | 3.69 | 3.55 |

All per share amounts have been restated to reflect the free share dividend distributed effective May 26, 2000 for all periods presented.

1 Proposal to the Annual General Meeting of Shareholders.

## Dividends per share


Dividends per share (CHF)
6.0
6.3
7.0
8.0
9.0
2000
2001
2002
2003
2004

## Key ratios

As of December 31, unless otherwise stated

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| P/E ratio[1] | **20.3** | 29.0 | 26.7 | 44.1 | 49.7 |
| Pay-out ratio in % | **21.2** | 24.3 | 22.5 | 18.8 | 18.2 |
| Shareholders' equity per share (US$)[1] | **168.5** | 182.2 | 155.3 | 138.2 | 124.9 |
| Net cash flow from operating activities per share (US$)[1] | **32.5** | 34.3 | 33.6 | 25.2 | 15.9 |
| Dividend yield in % | **1.07** | 0.84 | 0.85 | 0.43 | 0.37 |

1 Based on the number of shares issued as of December 31.

## Glossary/Definitions

**Earnings per bearer share (EPS)** are calculated by dividing the net income for the year attributable to bearer shareholders by the weighted average number of bearer shares outstanding for the year.
Calculation 2004: $351,655,140/10,871,187 = $32.35.

**P/E ratio** (price earnings ratio) is calculated by dividing the year-end bearer share price translated into US dollar by the earnings per bearer share.
Calculation 2004: CHF749/1.1402/$32.35 = 20.31.

**Pay-out ratio** is defined as dividend payment for the year translated in US dollar divided by the net income of the Serono group.
Calculation 2004: CHF9.00 * 14,531,957/1.2469/$494,152,630 * 100 = 21.22%.

**Shareholders' equity per share** is defined as shareholders' equity at year end divided by outstanding equivalent bearer shares at year end.
Calculation for 2004: $2,447,878,309/14,531,957 = $168.45.

**Net cash flow from operating activities per share** is defined as net cash flow from operating activities at year-end divided by outstanding equivalent bearer shares at year end.
Calculation for 2004: $471,709,000/14,531,957 = $32.46.

**Dividend yield in %** is calculated as 12 month trailing dividend per bearer share divided by year end bearer share price.
Calculation for 2004: CHF8.00/CHF749 * 100 = 1.07%.

## Share Buy Back Plan

On May 24, 2004 Serono's first Share Buy Back Plan was completed. It fully utilized the CHF500.0 million allocated and a total of 647,853 shares were bought back as treasury stock for general corporate purposes.

On May 25, 2004 Serono announced a second Share Buy Back Plan. Serono authorized the expenditure of up to CHF 750.0 million for the purchase of bearer shares. The purchase of these shares was made on the open market via a second trading line. The subsequent cancellation of the purchased shares will result in a reduction of the number of shares outstanding and thus an increase in earnings per share. The authorization applied only to the bearer shares traded on virt-x, and excluded the ADSs traded on the New York Stock Exchange. As of December 31, 2004, a total of 962,435 shares were bought back.

| Net purchases since July 2004 | Average price | Net amount | Remaining amount |
|---|---|---|---|
| 962,435 | 765.20 | 736,453,512 | 13,546,488 |

## Convertible bond

On November 26, 2003 Serono launched an offering of CHF600.0 million senior unsubordinated convertible bonds due 2008, convertible into bearer shares of Serono. Serono issued the convertible bond to take advantage of the attractive financing opportunities available in the convertible bond market. The offering provides additional financial resources and flexibility while capitalizing on the favorable interest rate environment. The proceeds of the issue will be used for general corporate and strategic purposes outside Switzerland.

**Terms of the Serono convertible bond**

| | |
|---|---|
| Nominal value | CHF5,000 |
| Coupon | 0.50% per annum |
| Maturity date | November 26, 2008 |
| Reference price | CHF920 |
| Initial conversion price | CHF1,415.11 |
| Premium over reference price | 53.8% |
| Conversion ratio | 3.5333 bearer shares |

The coupon of 0.50% per annum is payable annually. If not previously converted, the bonds will be redeemed at 105.8108% (CHF5,290.54 each) on the maturity date, which is expected to be November 26, 2008.

**Identifiers and listing of the Serono convertible bond**

| | |
|---|---|
| Issuer | Serono 92 Ltd. |
| Stock exchange | SWX |
| Ticker (Bloomberg/Reuters) | SEOVX0.5 08 / CH1717579 |
| ISIN | CH0017175792 |

**Market price and yield 2004**

| | |
|---|---|
| Market price | 98.750 |
| Yield % | 2.284 |

## Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on April 26, 2005.

## Investor Relations contact

Corporate Investor Relations
Tel: +41 22 739 36 01
Fax: +41 22 739 30 22
e-mail: investor.relations@serono.com

Investor Relations, US
Tel: +1 781 681 2552
Fax: +1 781 681 2912
e-mail: us.investorrelations@serono.com

## Further information

You can find further information in the Investor Relations section of Serono's corporate website at www.serono.com

# Forward-looking statement disclaimer

Many of the statements made in this Annual Report are forward-looking statements relating to future events and/or future performance, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expects", "anticipates", "intends", "believes", "plans" or similar language. We caution you that these forward-looking statements, which may deal with subjects such as our research and development plans, our marketing strategies, our planned regulatory approvals, our planned relationships with our research collaborators, the development of our business, the markets for our products, our anticipated capital expenditures, the possible impacts of regulatory requirements and other matters that are not historical facts, are only predictions and estimates regarding future events and circumstances. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, among others, any failure or delay in our ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. For a more detailed description of the risks facing us, we encourage you to review our Form 20-F files with the US Securities and Exchange Commission. All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report, and we undertake no obligation to update these forward-looking statements to reflect events occurring after the date of this Annual Report.

The registered (®) and the filed (™) trademarks and the filed service marks (℠) Cetrotide®, click.easy®, cool.click®, Crinone®, EasyJect®, Fertility LifeLines™, Ferti.net®, Fertinex®, Geref®, Gonal-f®, GHMonitor℠, Howkidsgrow℠, Learning for life™, Luveris®, Metrodin HP®, MSLifelines℠ Novantrone®, one.click®, Ovidrel®, Ovitrelle®, Pergonal®, Profasi®, Raptiva®, Rebif®, Rebiject®, Rebiject II®, Rebiject mini®, Reliser®, Saizen®, SeroJet™, Serono®, Serophene®, Serostim®, Stilamin® and Zorbtive™, Mylinax®, as well as the filed trademarks (™) for the "S" symbol, used alone or with the words "Serono" or "Serono biotech and beyond," are trademarks of, or are licensed to a subsidiary of, Serono S.A. Trade names and trademarks of other companies appearing in this report are the property of their respective owners.

Produced by Com.factory, Basel, Switzerland. Design by Radley Yeldar, London, England. Original illustrations by Airside, Lara Harwood, Shonagh Rae, Aude van Ryan and Jonathan Williams. Original photography by Richard Glover, Tony Rinaldo, Philippe Schiller/myimage, Loris von Siebenthal/myimage and Edward Webb. Printed by Birkhäuser+GBC, Basel, Switzerland. Project management by the Serono Group's Investor Relations, Corporate Finance, Legal and Corporate Communications departments.

Serono International S.A.
15bis, Chemin des Mines
CH-1211 Geneva 20
Switzerland
Tel: +41 22 739 30 00
Fax: +41 22 731 21 79
www.serono.com

Serono, Inc.
One Technology Place
Rockland, MA 02370, USA
Tel: +1 781 982 9000
Toll Free in US: 800 283 8088
Fax: +1 781 681 2935
www.seronousa.com

Corporate Investor Relations
Tel: +41 22 739 36 01
Fax: +41 22 739 30 22
e-mail: investor.relations@serono.com

Investor Relations, USA
Tel: +1 781 681 2552
Fax: +1 781 681 2912
e-mail: us.investorrelations@serono.com

Corporate Media Relations
Tel: +41 22 739 36 00
Fax: +41 22 739 30 85
e-mail: media.relations@serono.com

Media Relations, USA
Tel: +1 781 681 2340
Fax: +1 781 681 2935
e-mail: us.mediarelations@serono.com